Form 20-F
period 2002-12-31
SPUR VENTURES INC
filed 2003-06-19
CIK 1058806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002
Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 1212 – 1130 West Pender Street, Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,949,328 Common Shares, No Preferred Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒            No: ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: ☒          Item 18 ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

1 of 49

2 of 49

GENERAL

Unless the context otherwise requires, the “Registrant” means Spur Ventures Inc. and the “Company” means the Registrant.

The Registrant uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references in this document to “dollars” or “$” are expressed in Canadian dollars. Also, see Item 3 “Key Information” for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report that are not historical facts, including, statements made in the sections entitled Item 3—“Key Information,” Item 4—“Information on the Company” and Item 5—“Operating and Financial Review and Prospects,” are statements of future expectations and other forward-looking statements under Section 21E of the Securities Exchange Act, that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5—“Operating and Financial Review and Prospects.”

The forward looking statements contained herein are based on the Company's assumptions regarding world and Chinese economic and market conditions the price and supply of raw materials, including sulfur and potash. Among the factors that have a direct bearing on the Company's future results of operations and financial conditions are the successful development of the Company’s projects and a change in government regulations, leverage and debt service, competition, cost of certain raw materials, currency fluctuations and restrictions, technological changes, and other factors discussed herein. The Company's actual results of operations may vary significantly from the performance projected in the forward looking statements

GLOSSARY OF MINING TERMS

The following terms, when used in this annual report, have the meanings specified below.

Anticline – A type of geological structures caused by the folding of rock strata along an axis. The general shape of an anticline is similar to a bend book. The two limbs on two sides of the axis are called wings.

Basement – An ultimate floor on which the sedimentary rock piles rest. It is made up rock with a worldwide distribution.

Beneficiation – A process to upgrade ores by removing unwanted minerals in the ores.

Black shale – A rock with main chemical composition of silicates.

Carbofluor-apatite – A phosphate mineral containing carbonate and fluorine.

Carboniferous period - A geological period between 286 and 360 million years ago.

3 of 49

Conformity – Contact relationship between adjacent layers of the sedimentary rock, which are undisturbed and parallel to one and another. The thickness of each layer is uniform.

Dense medium separation – A beneficiation method using dense medium to separate valuable mineral from unwanted minerals based on the density difference between them.

Development – Preparation of a mineral deposit for commercial production, including installation of plant and machinery.

Deposit – When mineralized material has been systematically drilled and explored so that a reasonable estimate of tonnage and economic grade can be made.

Devonian period - A geological period between 360 and 408 million years ago.

Digestion – Dissolution of a solid (or ore) by liquid (or acid).

Dolomite – A rock composed of calcium and magnesium carbonate.

Doushantuo Group – A sub-geological period of Sinian, which is between 590 and 670 million years ago.

Fault – Rock masses, when subject to forces, develop cracks and fissures. The two adjacent rocks masses divided by the fissures move in different directions creating displacement. This phenomenon is called fault.

Feasibility Study – A feasibility study is one of a series of independent technical and economic evaluations on an investment project. It is designed to advance the project, based on information beyond a reasonable doubt, to a level of definition adequate to confidently demonstrate its technical and economic viability to potential joint venture partners, investors, and lending institutions. A preliminary feasibility study is based on many unverified assumptions about a project.

Filtration – A process to separate water from solids.

Fluor-apatite – A phosphate mineral containing fluorine.

Fold – When rock masses are subject to external forces, the strata or layers of the rock bend. This phenomenon is called fold.

Gangue mineral – Unwanted minerals and rocks in the ore.

High-analysis fertilizer – Fertilizers that contain high percentage of nutrients. Take compound phosphate fertilizer NPK for example, greater than 45% of its weight is nutrient.

Igneous rocks - One of three types of rocks. It was formed from the congealing of molten rock fluids.

Metamorphism and metamorphic rock – Rocks are susceptible to changes in response to their geologic environments. The changes that rocks undergo to adjust themselves to their environments are metamorphism. The resultant rocks are metamorphic rocks.

Micacite – A type of metamorphic rocks.

Migmatite – A type of metamorphic rocks.

Mineralized Material – A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of a mineral. Such a deposit does not qualify as a “reserve” until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors demonstrate a legal and economic feasibility.

4 of 49

Muscovite – A laminar silicate mineral, KAl2[AlSi3O10].

Phosphate rock – A rock containing phosphate.

Pre-feasibility Study - A pre-feasibility study is a technical evaluation of an investment project to confirm the mineralized material, process route (the process by which mineralized material is converted to finished products) and plant capacity required to make the project economical and executable. A pre-feasibility study is based on many unverified assumptions about a project; whereas, a feasibility study is based on information that, beyond a reasonable doubt, is based on a firm conceptual framework.

Purification – A process to remove impurities.

Quartz – A mineral of silicon dioxide.

Reserve – That part of a mineral deposit, which can be economically and legally extracted or produced at the time of a reserve determination.

Probable (indicated) reserves – Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation;

Proven (measured) reserves – Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Room-and-pillar mining method – An underground mining method.

Run-of-mine ore – raw ore from a mine without any processing.

Sedimentary rocks – One of three types of rocks. It was formed through the consolidation of sediments.

Sinian period – A geological period between 590 and 670 million years ago.

Strata – Rock layers and their places in succession can be identified at a specific position in the sequence and do not recur. These rock layers are called strata.

Triassic period - A geological period between 231 and 248 million years ago.

5 of 49

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five years ended December 31, 2002 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 2000, 2001 and 2002 included elsewhere in this Report.

Our financial statements have been prepared in accordance with generally accepted accounting standards in Canada and the notes to our financial statements provide a reconciliation to generally accepted accounting standards in the United States.

All amounts are shown in Canadian dollars.

Summary of Audited Annual Financial Statements of the Last Five Years.
All amounts are shown in Canadian dollars and prepared in accordance with Canadian GAAP

	Year ended	Year ended	Year ended	Year ended	Year ended
	31/12/2002	31/12/2001	31/12/2000	31/12/1999	31/12/1998

Natural gas income	$0.00	$0.00	$27,686	$73,691	$47,783

Interest income	3,259	19,299	46,229	94,170	149,197

Other gain (loss)*	28,365	132,881	199,017	-	-830,000

Net loss from continuing operations	-245,872	-244,635	-49,281	-222,444	-1,070,830

Basic and diluted loss per share	-0.01	-0.01	0.00	-0.01	-0.06

Total assets	2,884,113	3,128,433	3,256,797	3,397,009	3,492,175

Net assets	2,808,917	3,054,789	3,206,799	3,225,855	3,448,299

Long term obligations	-	-	-	-	-

Capital stock	6,231,555	6,231,555	6,138,930	6,108,705	6,108,705

Weighed average shares	17,949,328	17,852,001	17,673,078	17,634,328	17,634,328

Cash dividends per common share	-	-	-	-	-

* Net gain on disposal of marketable securities.

6 of 49

The Company's financial statements have been prepared in accordance with Canadian GAAP
List below are the reconciled amounts under U.S. GAAP:

	Year ended	Year ended	Year ended	Year ended	Year ended
	12/31/02	12/31/01	12/31/00	12/31/99	31/12/1998

Loss for the year - under Canadian GAAP	$(245,872)	$(244,635)	$(49,281)	$(222,444)	$(1,070,830)

Feasibility study / technical evaluation	(311,185)	(176,041)	(1,048,689)	(711,636)	(334,903)

Mineral property write-off		151,867

Escrow shares	-	-	-	-	(172,500)

Deferred taxes	-	-	98,438	14,063	434,250

Loss for the year - under U.S. GAAP
before comprehensive income adjustments	(557,057)	(268,869)	(999,532)	(920,017)	(1,143,983)

Adjustments to arrive at comprehensive income:

Unrealized gain on marketable securities	-	(59,941)	59,941	-	-

Comprehensive income (loss)	(557,057)	(328,810)	(939,591)	(920,017)	(1,143,983)

Basic and diluted loss per common share
under U.S. GAAP
before comprehensive income adjustments	(0.03)	(0.06)	(0.05)	(0.05)	(0.06)

Total assets – under U.S. GAAP	321,360	876,865	1,029,463	2,218,364	3,025,166

Shareholders’ equity - under U.S. GAAP	246,164	803,221	1,039,406	1,948,772	2,981,290

Effects of Currency Translation and Conversion

The following table sets forth: (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at each of the periods indicated; (ii) the average exchange rates in effect on the last day of each period; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; and (iv) prices based for the period January 1 to December 31 yearly, and quoted in U.S. dollars.

	2002	2001	2000	1999	1998
Rate at end of period	0.6331	$0.6279	$0.6666	$0.6929	$0.6504
Average rate during period	0.6369	$0.6458	$0.6733	$0.6730	$0.6714
High Rate	0.6618	$0.6250	$0.6413	$0.6537	$0.6341
Low Rate	0.6199	$0.6695	$0.6973	$0.6929	$0.7104

7 of 49

On May 20, 2002, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $0.7437 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Spur Ventures Inc.’ operations and industry which may have a material impact on the Company’s business development, or constitute risk factors in respect of Spur Ventures Inc.’ financial performance.

Limited Management Resource Development Experience

The Company does not have a track record of mining and fertilizer operation history. The Company’s management has limited experience in mineral resource development and exploitation, and has relied on and may continue to rely upon consultants and others for development and operation expertise.

Exploration Stage of Development

The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists in any of the properties in which it is exploring for minerals, and further exploration and studies will be required before a final evaluation as to the economic and legal feasibility of its China projects is determined.

Limited Financial Resources

Furthermore, the Company has limited financial resources with no assurance that sufficient funding will be available to it for future exploration and development or to fulfill its obligations under current agreements. There is no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Increasing Fertilizer Industry Competition in China

According to the data of the International Fertilizer Industry Association, China is the largest fertilizer market in the world, and the fertilizer industry in China is becoming increasingly competitive. The Company competes with many local and international competitors possessing larger and better financial resources and technical facilities for increasing market share and for recruitment and retention of qualified management and technical personnel.

General Risks of Mining

The business of mining involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruption, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery and equipment are other risks involved in mining development and operation.

8 of 49

Fluctuating Mineral and Fertilizer Prices

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors can not be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

Compliance with Environmental Laws

All phases of the Company’s operations are subject to environmental regulations promulgated by government agencies in China and Canada. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining and fertilizer operations. In both China and Canada, environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are becoming more stringent. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in government regulation has a potential to reduce the profitability of operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

China has recently established a series of comprehensive environmental regulations and discharge standards. The enforcement of these regulations and standards has become increasingly stringent. Before the Company may begin project development and during future production, environmental regulations and standards must be conformed to. Environmental evaluation and ecological impact evaluation of the Yichang project are part of the Yichang current feasibility study and are subject to Chinese government approval. The most significant of these regulations and discharge standards are:

Discharge standard for atmospheric pollution (National Standard # GB16297-1996)
Integrated wastewater discharge standard (National Standard # GB8978-1996)
Discharge standard for stink pollutant (National Standard # GB14554-1993)
Sanitation and water quality standard for living water (National Standard # GB5749-1985)
Surface water environmental quality standard (National Standard # GB3838-1988)
Discharge standard for atmosphere pollutant from boiler (National Standard # GB13271-1991)

Technical guidelines for environmental impact assessment and ecological environment of natural resource development (National Environmental Standard # HJ/T19-1997)

Uninsured Risks

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the financial position of the Company.

Need to Obtain Permits and Licenses

The operations of the Company require licenses and permits from various government agencies. To start a mining operation in China, the joint venture company is required to apply for a mining permit from the Ministry of Land and Mineral Resources. The Ministry of Land and Mineral Resources, however, does not pass upon the merits or grant approval of a project, but issues a permit on the basis of whether the Ministry of Land and Natural Resources has approved a project. The permit stipulates the minerals to be mined, the mining areas, and many other related issues. The production of fertilizers in China may require the import of raw materials, and the fertilizer products to be produced may be sold partially to the international market. These import and export activities require licenses from the Ministry of Foreign Trade and Economic Cooperation. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry on exploration, mining development, fertilizer production, and product marketing.

9 of 49

Conflicts of Interest

Certain directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. It is possible that certain opportunities may be offered to both the Company and to such other companies, and further that such other companies may participate in the same opportunities in which the Company has an interest. In exercising their powers and performing their functions, the directors of the Company are required to act honestly and in good faith and in the best interest of the Company, and to exercise the care, diligence and skill of a reasonably prudent person.

E. Country Risk in China

Political Stability Considerations

Investment in China can be adversely affected by significant political, economic and social uncertainties in China. Any change in laws and policies by the Chinese government could adversely affect the Company’s investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 20 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Nascent Legal and Judicial System

Since 1979, many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated. In December 1982, the National People's Congress of China amended the Constitution of China to authorise foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, and despite the activity and progress in developing its legal system, China does not have a comprehensive system of laws. As well, the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation and interpretation thereof inconsistent. The interpretation of Chinese laws may be subject to policy changes reflecting domestic political changes.

As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors such as the Company. The trend of legislation has significantly enhanced the protection of foreign investment, and allowed for more active control by foreign parties of their investments in China. There can be no assurance, however, that under some circumstances, such as a change in leadership, social or political disruption or unforeseen circumstances affecting China's political, economic or social life, the Chinese government's abilities and willingness to continue to support and pursue these reforms will not be affected, significantly altered or encumbered. Such events could have a material adverse effect upon the business and prospects of the Company.

Mining Industry Regulation

The mining industry in China is subject to a regulatory framework administered by various national, provincial and local agencies of the Chinese government. Management of the Company believes that it will have the continuing support of local, provincial and national governmental entities, which will benefit its operations in connection with administrative review and receiving approvals, although there is no assurance that such approvals, when necessary or advisable, will be forthcoming. While China has promulgated an administrative procedure permitting redress to the courts with respect to certain administrative actions, this law appears to be largely untested in this context. Foreign participation in China's mining industry has only recently been permitted and, as a result, the Company’s mining activities in China will be subject to less regulatory certainty than exists in more proven areas such as manufacturing or consumer goods.

No Marketing and Sales Agreements

The Company currently has no agreements for the marketing and sales of phosphate and potash products, which it may develop. However, the Company currently projects that it will market and sell most, if not all, of any such products in China. According to the report prepared by British Sulphur Consultants, the price of fertilizers in China is presently set by the equivalent cost of importation and distribution. Because the Company does not

10 of 49

anticipate having to incur the transportation and duty costs that non-Chinese suppliers must incur, the Company currently projects that it will be competitively situated in China vis-a-vis non-Chinese phosphate and potash suppliers. Therefore, the Company anticipates that the Chinese domestic market will be its primary source of sales.

Chinese import/export regulations may have a future material affect on the success of the Company’s overall operations. While the Company is not currently required to export any amount of future production, there can be no assurance that at sometime in the future Chinese law may require it to export some or all of its products. If the Company were required to export a certain percentage of its product, the Company would face stiff industry competition in markets outside of China.

Central Economic Planning

The economy of China differs significantly from the economy of Canada, the United States and Western Europe in areas such as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation, self-sufficiency, rate of inflation and balance of payments position, among others. During the past half century the economy of China was a planned economy subject to five-year and annual plans, which set down national economic development goals. Policies of the government have significant effects on the economic conditions in China.

While the Chinese government frequently proclaims that the country's economic development will follow a model of market economy under socialism, no empirical evidence exists that a free market economy can coexist under a form of government, which has central economic planning. Despite frequent public proclamations of free market reforms, the Communist Party retains complete political control over the economy, and opposition, free market oriented political parties are not allowed to participate in legislation and do not have any influence in the central or provincial governments.

In the past, the Communist-led government has expropriated land, plants and equipment owned by non-Chinese persons and entities. There is no assurance that the current Chinese government will not expropriate any assets owned by the Company.

Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. From 1988 through 1990, the central government implemented measures to control inflation, which had the added effect of significantly restraining economic expansion. Consequently, there can be no assurance that, under some circumstances, the government’s pursuit of economic reforms will not be curtailed.

Currency Conversion and Exchange Rate Regulation

The Chinese national currency, the Renminbi (“RMB”), is not a freely convertible currency. Prior to January 1, 1994, all foreign exchange transactions involving RMB took place through the Chinese Central Bank, or other institutions authorised by the State Administration of Exchange Control. In respect of some enterprises, foreign exchange transactions took place at an approved foreign exchange adjustment centre, generally known as a "Swap Centre". A dual exchange rate system therefore existed whereby there was an official rate of exchange and a Swap Centre rate of exchange.

Effective January 1, 1994, the foreign exchange system underwent fundamental changes. This reform was stated to be in line with the central government's commitment to establish a socialist market economy and to lay the foundation for making the RMB convertible in the future. The currency reform was to achieve the unification of the dual exchange rate system into a unified and managed floating exchange rate system.

A National Foreign Exchange Center has been formed in Shanghai to provide an inter-bank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The state-managed exchange rate will be published daily by the People's Bank of China based on the daily average rate from the previous days inter-bank trading market, after considering fluctuations in the international foreign exchange

11 of 49

markets. Based on these floating exchange rates, the state designated banks will list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

The People's Bank of China has stated that the Swap Centers will coexist with the National Foreign Exchange Center and the state-designated banks. Chinese entities will complete foreign currency transactions through the National Foreign Exchange Center at the state-managed exchange rate, while Sino-foreign equity joint venture enterprises, such as the Company’s joint ventures in China, will complete foreign currency transactions at the Swap Centers. While Swap Center exchange rates should generally be similar to the state-managed rate, there is no guarantee that this will be the case. There is no indication as to how long the Swap Centers will continue to operate and there is no guarantee that conversion will be able to be effective at all times while the Swap Centers continue to operate. Any inability to exchange RMB for foreign currency at Swap Centers or designated banks would reduce the hard currency equivalent amounts capable of being remitted by the joint venture company to the Company. The Company does not engage in currency hedging to offset any risk of currency devaluation.

Increasing Chinese Labor Costs

The annual increase in labor costs for China (including the cost of benefits) in 1996 and 1997 has averaged approximately 22% because of the rapid economic expansion and high inflation. During the Asian economic crisis in late 1997, and subsequent period until the end of 2000, labor costs experienced no increases due to the deflationary pressure and increasing number of laid-off workers from state-owned enterprises. In inland China, where the Company’s projects are located, the prevailing salaries for skilled laborers and engineers are in the range of US$125 to $250 per month. Although relatively low compared to those in developed countries, labor costs may experience substantial increases in the future. The profitability of the Company’s joint venture operations may be adversely affected.

Chinese Tax System

The central government promulgated a new Corporate Income Tax Law for Domestic Enterprises, effective January 1, 1994, which is applicable to all state, collective and domestically owned enterprises. The new law, which lowered the maximum corporate income tax rate from 55% to 33%, aims at achieving tax parity between domestically owned and foreign investment enterprises. However, the new law does not introduce any changes to the preferential tax treatments currently available to foreign funded enterprises, including the Company’s development projects in China, under the FEIT Law. While there has been speculation that further reform may be implemented to eliminate or at least reduce such preferential tax treatment, no timetable has yet been formally announced by the Chinese government.

Control and Liquidation of Company Joint Ventures

The proposed Yichang joint venture operation is planned for an initial term of 40 years, which may be extended by the mutual consent of the parties to the joint venture agreement, subject to the approval of the relevant Chinese government authorities. In the event the term of the joint venture is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, the joint venture may be liquidated prior to the expiration of its designated term of 40 years upon the occurrence of certain other events, including an event of a force majeure.

Inability to Obtain Approvals

The Company's right to develop mining properties is subject to various reporting requirements and to obtaining certain government approvals. There is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all. The Company believes it will be able to obtain the various approvals necessary to conduct its business. There can be no assurance that all necessary approvals can be obtained and that further unanticipated approvals will not be required which could impact adversely on the ability of the Company to carry on business.

Reliability of Information

The information contained herein regarding China has been obtained from a variety of government and private publications and is based on various discussions between representatives of the Company and certain Chinese government officials. In some cases, independent verification of this information is not available, and there can

12 of 49

be no assurance that the sources from which it is taken or on which it is based are wholly reliable. Official statistics in China may also be produced on a basis different from that used in more developed countries. If such official statistics are materially inaccurate, the present and future economic prospects of China could be materially different from what currently appears to be the case. Accordingly, no assurance can be given as to the completeness or reliability of available official and public information.

Enforcement of Legal Rights

The Company is a Canadian company, which will invest most of its assets in mineral deposit properties in China. It may be difficult or not possible for investors to enforce outside of Canada, judgements against the Company or its principals obtained or enforceable in Canada, including judgements predicated upon the civil liability provisions of applicable securities laws. It is uncertain as to whether the courts of China would: (i) enforce judgements of its own or foreign courts obtained against the Company or such principal persons predicated upon the civil liability provisions of the applicable securities laws, and/or (ii) accept jurisdiction of an action brought in China in respect of judgements against the Company or such persons predicated upon securities laws.

Chinese Accounting and Auditing Standards

There are differences between the accounting, auditing and financial reporting standards and practices in China and those existing in more developed financial markets. These differences may arise in areas such as valuation of properties and other assets, accounting for depreciation, deferred taxation, inventory obsolescence, contingent liabilities and foreign exchange transactions. Although China is moving toward adopting international standards, financial statements produced in accordance with Chinese practices may differ materially from those prepared in accordance with Canadian or U.S. accounting standards.

The Company has not determined whether any companies formed in relation to its Chinese projects will adopt Chinese methods of accounting. If Chinese methods of accounting are adopted, the Company intends to establish controls necessary to enable it to translate to the accounting records into the reporting currency of the Company and present such information in accordance with Canadian GAAP.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia with the name “Braymart Development Corporation” on July 24, 1986. On July 31, 1987 the Company name was changed to “Spur Industries Corporation”. On September 22, 1987, the Company name was changed to “Spur Ventures Inc.” In December 1988, the Company conducted a public offering in Canada and became a reporting issuer under the British Columbia Securities Act. The Company was initially engaged in the prospecting and exploration of mineral and oil and gas properties in Canada. By early 1991, the exploration activities had ceased due to lack of capital. On July 31, 1991, the Vancouver Stock Exchange deemed the Company inactive and this status remained until February 16, 1996.

In June 1994, a reorganization program was initiated to bring the Company back to an active business. Concurrently with the reorganization program in 1994, the Company issued 900,000 shares for a cash consideration of $135,000, each share comprising one common share and one warrant, exercisable into one additional share for a one-year period at an exercise price of $0.15 per share. The proceeds from the initial offering and the exercise of all the warrants were used as working capital and to pay down debts.

In November 1995, the Company entered into a farm-in agreement with Berkley Petroleum Corp., a Calgary based oil and gas company listed on the Toronto Stock Exchange. Under the term of the agreement, the Company would contribute 13.5% of the drilling and recompletion costs for a group of gas wells in the Fort St. John area of British Columbia, and to earn a net 5% interest in the gas wells. In December 1995 the Company

13 of 49

closed a private placement in Vancouver, British Columbia raising $1,350,000. It was comprised of 4,500,000 “flow-through” shares at $0.30 per share. Under Canadian income tax legislation, corporations that issue “flow-through shares” are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deduction to investors. A fee of 311,616 shares was paid to brokerage firms for their assistance in completing the financing. 4,811,616 two-year warrants were attached, entitling the holders to purchase 4,811,616 additional shares at a price of $0.35 in the first year or at a price of $0.45 in the second year. The proceeds from the private placement were used to fund the farm-in agreement with Berkley Petroleum Corp. A total of 3,984,640 warrants were exercised at $0.35/warrant and 823,476 warrants were exercised at $0.45/warrant. 3,500 warrants lapsed on December 31, 1997. The proceeds of $1,765,188 received from the exercise of the warrants were used for general working capital.

In August 1995, Mr. Y.B. Ian He was appointed President of the Company replacing Gerald Hallgren, with the mandate to identify a project of merit for the Company and its shareholders. In the subsequent one-year period, Mr. He and the Company’s Board of Directors reviewed numerous business opportunities and projects, and decided to primarily pursue the Yichang integrated phosphate mining and fertilizer manufacturing project.

On August 29, 1996, the Company entered into a joint venture agreement with Yichang Phosphorous Chemical Co., an industrial arm of the Yichang Prefecture Government, in the People’s Republic of China (“China”). In the agreement, the Company obtained an exclusive right to the Yichang phosphate deposit in Yichang, China. The Chinese government has agreed to contribute the mineral deposit property into the joint venture and retain a 10% interest. The Company can earn a 90% interest in the joint venture by taking the property into production.

While working on Yichang phosphate project in China, Company was also presented with potash fertilizer opportunities in China. In April 1997 the Company signed two option agreements with Golmud Potash Co., an industrial arm of the Golmud Municipal Government, China, to evaluate the Taijinaier Lake potash mineral deposit and Chaerhan Lake potash operation. The Company is allowed to earn a minimum 70% interest in the Taijinaier Lake potash project by taking the property into production, and to earn a 60% interest in the Chaerhan Lake potash operation by contributing to the operation approximately US$5.5 million for retrofitting the production facilities.

In August 1997, the Company closed a private placement of 2,290,000 shares at a price of $0.85 per share, in Vancouver, British Columbia raising $1,946,500. Each share was comprised of one share with a two-year warrant attached, entitling the holders to purchase an additional share at a price of $0.85 in the first year or at a price of $1.00 in the second year. On August 12, 2000, the warrants were expired.

In March 1999, the Company received final project approval for the Yichang Phosphate Project from the Chinese Cabinet. In the same year, the Company retained a group of North American and Chinese engineering companies led by Florida based Jacobs Engineering Inc. to undertake feasibility study and environmental impact assessment study on the Yichang project.

In October 2000, a feasibility study on the Yichang phosphate project was completed. In December 2000, an environmental impact assessment study on the Yichang phosphate project was completed.

In March 2001, China State Environmental Protection Bureau approved the environmental impact assessment study.

In February 2002, Spur engaged Triennex (Pty) Ltd of South Africa, a financial specialist in arranging and structuring capital and infrastructure development projects in emerging markets. Triennex has completed a number of similar infrastructure loans relating to projects in Africa. Its mandate is to arrange total project financing. In December 2002, Spur’s management and Triennex met China’s four largest banks: Industrial and Commercial Bank of China, Bank of China, China Construction Bank, and Agricultural Bank of China. Separate memoranda of understanding were signed that the four banks will each provide funding of not less than US$10 million for the Yichang project, subject to due diligence.

14 of 49

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company (YPCI). The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCI. The Chinese Ministry of Land and Mineral Resources gave its approval to this application at the end of 2002. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCI’s contribution to the Yichang project.

In April 2002, China State Planning and Development Commission approved the feasibility study. In the same month, the Company started its project financing effort and signed an engagement agreement with Triennex (Pty) Ltd. of South Africa. Its mandate is to arrange total project financing from a number of banks in which the risks have been identified and each task managed or offset so that it is acceptable to the banks.

In early 2002 Spur commissioned Jacobs Engineering Inc. to examine the project implementation and reconfiguration alternatives. The study was completed in April 2002. In the study, Jacobs proposed a two-phased project implementation plan. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1.1 million t/y high-analysis phosphate fertilizer NPK by outsourcing phosphoric acid. Phase II will be started, when Phase I is in production, by backward integrating Phase I facilities into phosphate rock mining and phosphoric acid production. Spur Ventures believes that this implementation plan should substantially reduce risks in project financing, construction, commissioning, operating and marketing, and give greater flexibility in the quantity of fertilizer produced.

In December 2002, Spur and YPCI signed a joint venture contract. The joint venture contract mandates both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Company, to develop the Yichang project. According to the contract, Yichang Maple Leaf Chemicals Company is owned 90% by Spur and 10% by YPCI.

In March 2003 Triennex advised Spur that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the Yichang project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent.

In March 2003, Spur started its negotiation with China Wuhuan Chemical Engineering Corp. (CWCEC). CWCEC, which was involved throughout the Yichang feasibility study, will provide services in project basic engineering and turnkey packages for construction, commissioning, and operation. In its project turnkey proposal, CWCEC estimates that phase I of the project will take 18 months to complete. CWCEC will provide bank guarantee to ensure the project construction to be completed on time and within budget.

B. Business Overview

The Company’s activities in the last five years can be divided into three different projects: (1) Yichang integrated phosphate mining and fertilizer project in China, (2) oil and gas investments in Canada, and (3) Golmud potash projects in China.

In 2000, the Company decided to focus its resources on the Yichang integrated phosphate mining and fertilizer project. The Company sold its minority oil and gas interest to the operator, Berkley Petroleum Corp. In consideration of the property sold, the company received 41,752 shares of Berkley Petroleum Corp. The shares were subsequently disposed at market for proceeds of $473,885. The Company also put the Golmud potash projects on hold in 2000 and write off the project in the 2001 fiscal year.

15 of 49

Yichang Integrated Phosphate Mining and Fertilizer Project

This project is intended to integrate phosphate rock mining with down stream chemical processing to produce high-analysis phosphate fertilizers for the China markets. Details of the project are given in the section Property, Plants and Equipment of ITEM 3. After signing the joint venture agreement in 1996 with the Chinese joint venture partner, Yichang Phoschem Industries Co., the Company started to advance the Yichang phosphate project in four major fronts: (1) regulatory approvals, (2) technical evaluations, (3) marketing and raw materials supplies, and (4) project financing.

Regulatory Approvals. On December 19, 1996, the Yichang Prefecture Government approved the joint venture. On March 4, 1997, the Hubei Provincial Government completed its review and gave the project approval. Hubei Provincial Government and the Ministry of Chemical Industry filed an application to allocate Yichang phosphate mineral deposits for large-scale development and prohibit county level government and small-scale mining operations from encroaching on the deposit. On November 21, 1997, the Chinese Ministry of Chemical Industry completed its review and gave the project approval. On March 2, 1998, the primary environmental review of the project was completed and approved by the Hubei Provincial Bureau of Environment. On August 27, 1998, the Federal Planning Commission held its Ministers’ meeting on the project and gave the project approval. In February 1999, the State Council (China’s Cabinet) gave the project final approval. On February 13, 1999 the Federal Planning and Development Commission issued a final letter of approval for the Yichang Phosphate Project.

With the final project approval from the Federal Planning and Development Commission, the Company has the exclusive right to develop the Yichang phosphate project. There is no term attached to this exclusive right. The Company also has the legal right to work on a feasibility study of the Yichang project, to request and compile all the relevant technical and economic data and information, and to conduct site visit and field trips.

In November 2000, the both feasibility study and environmental impact assessment study on the Yichang project were completed. Both reports were submitted to Chinese government for regulatory approval. In March 2001, the environmental impact assessment study obtained approval from China’s State Environmental Protection Bureau. In April 2002, the China’ State Planning Commission gave its final approval to the feasibility study.

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company (YPCI). The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCI. The Chinese Ministry of Land and Mineral Resources gave its approval to this application in February 2003. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCI’s contribution to the Yichang project.

Technical Evaluations. The technical evaluation on the project consists of four separate studies: preliminary feasibility study, market study, feasibility study, and environmental assessment impact study. These studies are essential in determine the viability of the project, in obtaining equity and debt financing, and in negotiating joint venture partnership.

In October 1996 the Company commissioned Northern China Chemical Mine Planning and Design Institute (“Northern China”) and Wuhuan Chemical Engineering Corp. (“Wuhuan”) to jointly undertake a preliminary feasibility study on the Yichang phosphate project. Northern China and Wuhuan are two class-A engineering firms affiliated with the former Chinese Ministry of Chemical Industry. The Chinese engineering firms are classified into four classes: A, B, C, and D, with class A as the highest ranking class capable of undertaking large scale engineering projects. Northern China specializes in geology and mining engineering, while Wuhuan specializes in chemical engineering. In February 1997 the Company received the preliminary feasibility study report. The preliminary feasibility study covers geology, mining, beneficiation, slurry pipeline, chemical plant, and dock facilities. The report was subsequently used as references for the ensuing feasibility study and for regulatory filing for project approval from the Chinese government.

16 of 49

In July 1997, following the pre-feasibility study, the Company commissioned British Sulphur Consultants, a division of Commodity Research Unit International of U.K., to undertake a preliminary market and cost analysis on the Yichang phosphate project. British Sulphur Consultants is a commodity research and consulting company headquartered in London, England.

In January 1999, the Company retained Jacobs Engineering Inc. (Jacobs), to undertake a feasibility study on the Yichang project. Jacobs Engineering Inc., a New York Stock Exchange listed company, is one of the world’s largest engineering and construction services firms. Jacobs’ phosphate engineering unit is located at Lakeland, Florida. Jacobs Engineering started the feasibility study on the Yichang phosphate project in collaboration with six international engineering firms. In the proposed study, the engineers and consultants examined in detail the project’s geology, mining, beneficiation, slurry pipeline, chemical plants, infrastructure, environmental, and economic return. It provides capital and operating cost projections within a +/- 15% range of accuracy. The study was completed in October 2000, and concluded that the Yichang phosphate project is technically and economically feasible.

The feasibility study estimates the total initial capital cost for the project at US$371 million. The facilities are proposed to include a 2.2 million t/y mine operation, a beneficiation plan capable of producing 1.25 million t/y phosphate concentrate, a 126 km long pipeline to transport the phosphate concentrate, a chemical complex capable of producing 1 million t/y high-analysis DAP and NPK fertilizers, and a river jetty to ship in raw materials and to ship out finished products. Expenditures of sustaining (replacement) capital will begin in year 2 throughout the life of the project to maintain the operations at their rated capacities. Replacement capital is estimated to average about US$7.7 million/year. The cash production costs for DAP and NPK are estimated at US$93.6/tonne and US$85.0/tonne, respectively. The average cost for DAP in the US is US$146/tonne (The Fertiliser Institute, 1999 survey). The total cost of producing DAP for the Yichang project is estimated at US$132.0/tonne, allowing for general and administrative costs, value added tax, and depreciation. The IRR of the project is estimated at 32.9% assuming 35% equity and 65% debt at 10% interest rate. The feasibility study obtained approval from China’s State Planning Commission in April 2002.

In May 2000, the environmental impact study on the Yichang project was started jointly by the Hubei Environmental Research Institute, Wuhuan Chemical Engineering Corp. and three other collaborating engineering firms, and was completed in November 2000. The study concluded that the potential gas emissions, fluid discharges, and solid disposals from these proposed facilities all satisfy the standards set by Chinese environmental regulations. In particular, the study noted that the Yichang project’s proposed chemical complex was designed based on the highest environmental standards in North America. A public opinion poll and survey were also conducted in the affected area. Approximately 130 local residents in different social and economical strata were randomly surveyed. Approximately 93.8% of those surveyed are aware of the Yichang project and approximately 97.9% support the project. The environmental impact study report was submitted to China Environmental Protection Bureau for review and approval. The approval was subsequently obtained in March 2001.

The total payments to the engineering firms and service providers for the above listed technical evaluations are approximately US$1,426,774.

In 2001, Spur commissioned Jacobs Engineering to conduct further studies to examine different alternatives for project implementation and product mix. The purpose of these efforts is to further optimize the project economics and to make project more compatible with corporate strategies of potential strategic partners. In one scenario, Jacobs proposed to execute the project in two stages. In stage one, a fertilizer plant will be built, which would use purchased phosphoric acid. The construction of mining and phosphoric acid facilities will be started in stage two a few years after stage one is completed.

In April 2002, Jacobs finalized the implementation and reconfiguration study and submitted its summary report to Spur. In the study, Jacobs proposed a two-phased project implementation plan. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1.1 million t/y high-analysis phosphate fertilizer NPK by outsourcing phosphoric acid. Phase II

17 of 49

will be started, when Phase I is in production, by backward integrating Phase I facilities into phosphate rock mining and phosphoric acid production. The reconfiguration reduces the initial capital requirement to approximately $120 million (including working capital) from the original $341 million, increases the project internal rate of return (IRR) to over 40%, and puts an estimated net present value (NPV) exceeding US$300 million.

Marketing and Raw Materials Supplies. In January 2000, the Company signed a memorandum of understanding (MOU) with SINOTRANS (Hubei) whereby SINOTRANS will provide shipping, custom clearance, transportation, distribution and other logistic services for the proposed Yichang phosphate operation. SINOTRANS is a multinational conglomerate headquartered in Beijing, China, engaging in regional and cross border shipping, warehousing, distribution, trucking, air courier and international trade services. The Company also signed a MOU with CHINA CHEM whereby CHINA CHEM will provide warehousing and distribution service for phosphate fertilizer products, which the Company proposes to produce. CHINA CHEM is one of the largest domestic chemical distribution companies in China. It is engaged in distribution of a variety of commodities including fertilizers, sulfur, ores, inorganic chemicals, organic chemicals, metals, cement, and timber.

In 2001, Spur signed an off-take MOU with a group of twelve domestic fertilizer marketing companies in China to distribute and market a minimum of one million tonnes of NPK and DAP fertilizers from the proposed Yichang phosphate fertilizer operation to their respective markets. The twelve companies are located in eight provinces. According to 1998 statistics data published in the Chinese Agriculture Yearbook, the total phosphate fertilizer consumption in those provinces was 2.81 million tonnes P2O5 net nutrient, equivalent of 5.85 million tonnes of DAP. Their total compound fertilizer consumption was 3.78 million tonnes net nutrients, equivalent of 7.88 million tonnes of NPK.

On raw materials supplies, the Company signed a raw materials supply MOU in January 2000 with Togliattiazot Corporation, which will supply ammonia to the proposed Yichang phosphate operation. Togliattiazot is currently the largest ammonia producer and exporter in the world with an ammonia capacity of 3 million tonnes per year.

In June 2000, the Company signed raw materials supply MOUs with Shell Canada for sulfur supply, and with Hubei Yichang Chemical Co., Hubei Chuxing Chemical Industries Ltd., and Hubei Sanning Chemical Industries Ltd. for ammonia supply. In May 2001, the Company signed raw materials supply MOU with Canpotex Ltd., which will supply potash to the proposed Yichang operation. Shell Canada and Canpotex are respectively the largest suppliers of sulfur and potash to China.

Project Financing. In July 2001, through the Company’s Chinese JV partner, two Chinese banks, China Merchants Bank and China Agriculture Bank, have signed letters of intent, contingent upon equity financing, to provide US$47 million bank loans for the construction of the Yichang phosphate project, which is estimated to cost US$341 million. In addition, China Construction Bank and Merchants Bank each proposed to provide partial working capital line to the project. The working capital requirement is estimated at US$32 million.

In April 2002, the Company engaged Triennex (Pty) Ltd. of South Africa, a financial specialist in arranging and structuring capital and infra-structural development projects in emerging markets and developing economies. Triennex has completed a number of similar infrastructure financings relating to projects in Africa. Triennex will be remunerated by way of a pre-arranged success fee, which shall be capitalized into the financing made available.

In December 2002, Spur’s management and Triennex met China’s four largest banks: Industrial and Commercial Bank of China, Bank of China, China Construction Bank, and Agricultural Bank of China.

Separate memoranda of understanding were signed that the four banks will each provide funding of not less than US$10 million for the Yichang project subject to due diligence.

18 of 49

In March 2003, Triennex advised Spur that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the Yichang project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent.

In May 2003, Spur raised $2.5 million through a non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. Each warrant has a condition that if the share price of Spur Ventures trades at $1.20 or above for 20 trading days, the warrants will be exercised by the holder.

Qinghai Salt Lake Potash Projects

While being actively involved in evaluating business opportunities in China, the Company was also provided with potash fertilizer projects. In April 1997 the Company signed two letters of intent with Golmud Potash Co., an industrial arm of the Golmud Municipal Government, China, to evaluate the Taijinaier Lake potash deposit and the Chaerhan Lake potash operation. The letters of intent give the Company options to earn a minimum 70% interest in the Taijinaier Lake potash project by taking the property into production and to earn a 60% interest in the Chaerhan Lake potash operation by contributing approximately US$5.5 million to retrofit and expand the existing production facilities.

In January 1997 Qinghai Provincial Government gave the Letters of Intent a preliminary approval.

In September 1997 the Company commissioned independent consultants Lukes Process Development Corp. of Salt Lake City, Utah and British Sulphur Consultants of the U.K. to undertake an independent technical due diligence on the Taijinaier Lake potash project and the Chaerhan Lake potash operation. In December 1997, the Company received due diligence reports from British Sulphur Consultants and Lukes Process Development. The reports confirm the industrial potential of the Taijinaier Potash Project and recommending further test work and studies on the project.

In September 1997, the Company also appointed an accounting firm, Jeremy Ng & Co., based in Hong Kong to conduct financial due diligence and an audit on the Chaerhan Lake potash operation. The financial due diligence report indicates that the Golmud Potash Co. continues to produce potash despite a severe working capital shortage. The company requires an immediate injection of equity to compensate for the deficiency in working capital and enable it to finish its capital expenditures program.

The Company also put the Golmud potash projects on hold in 2000 and wrote off the project in the 2001 fiscal year in accordance with an Accounting Guideline “Enterprises in the Development Stage” which requires that when there has been a delay in development activity extending beyond three years, there is a presumption that a writedown of deferred development costs is necessary.

Natural Gas Project in B.C., Canada

In November 1995, the Company signed a farm-in agreement with Berkley Petroleum Corp., a Calgary based oil and gas company listed on the Toronto Stock Exchange. According to the agreement, the Company would participate in an oil & gas drilling and development program in the Fort St. John area of British Columbia. The Company funded 13.5% of the drilling costs to a maximum amount of $1,350,000 to earn a net 5% working interest in a group of up to 14 development and recompletion gas wells.

The program was completed in June 1996 resulting in 10 producing gas wells. Between July 1996 and October 31, 1999, the average net gas revenue to the Company was approximately $5,300 per month.

Results from the oil and gas joint venture were marginal and a new direction was determined for the Company. In March 2000, the Company sold its minority oil and gas interest to the operator, Berkley Petroleum Corp. In

19 of 49

consideration of the property sold, the company received 41,752 shares of Berkley Petroleum Corp. The shares were subsequently sold at market for proceeds of $473,885.

C. Organizational Structure

Not Applicable.

D. Property, Plant and Equipment

The extent and nature of the Company’s properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Suite 1212-1130 West Pender St. Vancouver, BC, Canada V6C1H2	Company head office Approximately 1350 ft2	Leased Paying monthly
Yichang phosphate deposits Hubei, China	110 km from Yichang City Approximately 200 km2	Owned by Chinese government Optioned by the Company

Yichang Integrated Phosphate Mining and Fertilizer Project

The Yichang Phosphate Project is a large-scale integrated phosphate mining and fertilizer project. It is intended to integrate phosphate mining with chemical processing to produce high-analysis phosphate fertilizers for the Chinese and international markets. The project consists of

  A phosphate mining and beneficiation operation with a mining capacity of 1.3 million tonnes per year,
  A slurry pipeline designed to transport phosphate concentrate from the mine site to the proposed chemical complex site on the Yangtze River,
  A chemical complex designed to produce 1.1 million tonnes per year of high-analysis phosphate fertilizers (NPK and DAP), 145,000 tonnes per year animal feed additive (Dical), and 6,700 tonnes per year sodium fluosilicate by-product, and
  A dedicated jetty on the Yangtze River to ship-in raw materials and to ship-out finished products.

Phosphate Deposit

The phosphate deposits dedicated to the Project are located in central China’s Hubei Province, approximately 100 km NNW of Yichang City. The Yichang phosphate district hosts one of the largest phosphate deposits in China with a high-grade phosphate resource of over 400 million tonnes (21.2% P205). The geologic work on the deposit was undertaken in the middle of 1970s and late 1980s by the Hubei Provincial Geological Bureau.

Geologically, the sedimentary deposit is located at the north and east wings of the Huangling anticline, which is in the Upper Yangzitai folding zone of the Yangtze shield. The metamorphic rocks, migmatites, and igneous rocks form the basement of the sedimentary rock. The wing of the anticline is made of sedimentary rocks from the Sinian to the Triassic Periods. Except for the missing late Devonian and late Carboniferous layers, there is a complete sequence of sedimentary layers that are exposed in an orderly fashion from the axis of the anticline. There are usually conformity or semi-conformity between the adjacent layers. The phosphate deposit strata are located in Doushantuo group of the Upper Sinian sedimentary rocks. The phosphate deposit has a mineralized material horizon of average width of 3.6 km and a length of 73km (280 km2).

20 of 49

The mineralized material is composed of three layers:

1.	Upper layer: 0.3-1.5 meters thick, comprised of alternating bands of phosphate rock and dolomite. Dolomite horizons increase in occurrence and thickness towards the top.

2.	Middle layer: 0.7-2.5 meters thick, averaging 1.5 meters; comprised of massive and disseminated phosphate rock horizons, varying from 0.2 cm to 2 cm, tightly packed together.

3.	Lower layer: 0.5-2.0 meters thick, averaging 1.5 meters; comprised of alternating bands of phosphate rock (1-4 cm) and black shale. Layers of phosphate rock tend to increase in occurrence and thickness towards the top.

The main minerals in the mineralized material are pisolitic fluor-apatite and carbofluor-apatite. Gangue minerals include fine granular dolomite, muscovite, micacite, quartz and iron minerals. The mineralized material horizon is flat lying and uniform, relatively thick (it varies in thickness from 3-25 meters), and thins to the north. All of the mineralized materials lie above the water table. The five deposits to be vested by the Chinese Government in the joint venture are Dianziping, Shukongping, Dingjiahe, Yinjiaping and Baiguoyuan.

In October 2000, Jacobs Engineering Inc. completed a feasibility study on the development of this deposit. As part of a feasibility study on the Yichang Project, Jacobs conducted a resource audit on the Yichang phosphate mineral deposits, and confirmed an in-situ mineralized material of 448 million tonnes.

To develop the project, the feasibility study report proposes to integrate phosphate mining with chemical processing to produce high-analysis phosphate fertilizers for the Chinese market. The project consists of a phosphate mining operation with a beneficiation (impurity removal) plant capable of producing 1.25 million tonnes per year of phosphate concentrate at 31.7% P205 a pipeline system designed to transport 1.25 million tonnes per year of phosphate concentrate from the mine site to the proposed chemical complex site on the Yangtze River, a chemical complex designed to produce 1 million tonnes per year of high-analysis phosphate fertilizers (DAP and NPK), and 11,880 tonnes per year of sodium fluosilicate by-product, and a dedicated jetty on the Yangtze River to ship-in raw materials and to ship-out finished products. The following sections summarize the envisaged facilities proposed to be built in this study.

Mining Operation

A room-and-pillar mining method is proposed to extract phosphate rock from the deposits with adit access, in which a horizontal tunnel along the orebody is used to access orebody and to transport mined rock. Mining will be accomplished by a combination of first-pass and second-pass mining. First-pass mining advances development and production panels from the main portals at one end of the deposit to the other end. Second-pass mining advances in reverse direction from the other end back to the main portals, and is designed to recover the phosphate rock left as supporting pillars in the first-pass mining. This method can achieve an approximate extraction ratio of 72% for the in-situ rock. The mining rate is designed at 1.3 million tonnes per year.

Beneficiation

The purpose of beneficiation is to remove shale and dolomite impurities in the phosphate rock prior to manufacturing phosphoric acid in the chemical complex. A gravity beneficiation process using a “heavy medium” cyclone has been demonstrated on Yichang phosphate rock using a 200,000-tonne-per-year demonstration plant. In this process, higher specific gravity phosphate rock and lower specific gravity mineral impurities are separated in a fluid (called a “heavy medium”), which has an intermediate specific gravity. The phosphate rock particles sink while the impurity particles float. Finely ground magnetite and ferrosilicon are mixed with water to prepare the heavy medium. The separation process is achieved in a device called a heavy medium cyclone. The beneficiation plant is designed to produce about 1.25 million tonnes per year of phosphate concentrate at a grade of 31.7% P205.

Concentrate Transport

The phosphate concentrate is proposed to be transported from the mine site to the proposed chemical complex site on the Yangtze River through a slurry pipeline. The proposed pipeline system is designed to be comprised of a pumping station at the mine site, a 126-kilometre long and 8.6-inch diameter slurry pipeline, and a terminal

21 of 49

station at the chemical complex site. The pipe wall has sufficient thickness to remain operational for more than twenty years. Prior to transport, the phosphate concentrate is ground in a ball mill to below 0.11 millimeters and then mixed with water at 55% solids content before pumping. The pumping station at the mine site consists of one centrifugal charge pump and one mainline triplex piston pump, which pressurizes the pipeline.

A profile of the proposed pipeline shows a relatively gradual declination from the proposed mine site at 1,250 meters above sea level to the proposed chemical complex at 50 meters. The elevation difference between the proposed mine site and the proposed terminal site provides about 70% of the energy required to transport the concentrate.

The pipeline provides a low-cost method of transporting rock. The estimated transportation cost of using pipeline is US$1 per tonne of phosphate concentrate from the mine to the chemical complex about 126 km in distance, compared to US$8 per tonne using trucking.

Chemical Complex

The proposed chemical complex is designed to include a sulfuric acid plant with cogeneration, a phosphoric acid plant, a sodium fluosilicate plant, an ammonia plant (optional), and two parallel fertilizer granulation plants.

The original design in the feasibility study report is to produce 480,000 tonnes per year of diammonium phosphate fertilizer (DAP), 529,000 tonnes per year of complex fertilizer (NPK) for domestic markets, and 11,880 tonnes per year of by-product sodium fluosilicate (Na2SiF6). These products are to be mainly dispatched to markets via the nearby jetty strategically located on the Yangtze River. In 2001 and 2002, Spur commissioned Jacobs Engineering to conduct further studies to examine different alternatives for project implementation and product mix. The purpose of these efforts is to further optimize the project economics and to make project more compatible with corporate strategies of potential strategic partners. Jacobs proposed to reconfigure the product mix to produce fertilizer 1.1 million tonnes per year NPK and 145,000 tonnes per year animal feed additive dical (di-calcium phosphate). This reconfiguration reduces the total capital cost to an estimated US$325 million, increases the project internal rate of return to above 40%, and puts an estimated net present value (NPV) over US$290 million.

The process of converting Yichang phosphate concentrate into high-analysis fertilizers begins with burning imported sulfur to produce 3,322 tonnes per day of sulfuric acid (H2SO4 100% acid basis) and steam in a single-train sulfuric acid plant. The heat generated from burning sulfur is recovered to generate electricity. By-product steam is exported to the other process plants.

Once in the phosphoric acid plant, the Yichang phosphate concentrate would be reacted with the sulfuric acid to yield phosphoric acid and gypsum. A single reactor is used with a designed capacity of 1,180 tonnes per day (100% P2O5basis). The gypsum (CaSO4.2H2O) is dispatched to a waste disposal site. By-product fluosilicic acid from the fluorine scrubbers is used as feedstock for sodium fluosilicate production.

The granulation plant is designed to be configured with two parallel trains, one dedicated to the production of NPK and another capable of producing either NPK or DAP. The DAP granulation facility is designed to make 1,587 tonnes per day of product from phosphoric acid and ammonia following the Chinese specifications for premium quality DAP (16:48:00). The production of international standard 18:46:00 DAP is considered possible but not necessary for the market objective. The NPK granulation plant is designed to make 1,749 tonnes per day of product from phosphoric acid, ammonia, and potash. The product’s N-P-K specification exceeds the standard for domestic premium grade NPK. This plant is capable of making DAP or different grades of NPK, depending on the market demand.

River Jetty

The proposed jetty on the Yangtze River is about 27 kilometers downstream of Yichang City and 1.5 kilometers from the chemical complex. DAP and NPK products are proposed to be transported to the jetty by belt

22 of 49

conveyor. Sulfur and potash, proposed to be imported from Canada, is planned to be off-loaded at the jetty and transferred to the chemical complex by belt conveyor. The 1,500 DWT bulk raw materials import berth will receive and unload sulfur and potash, while the 1,500 DWT bulk fertilizer export berth will load DAP and NPK for distribution.

Environmental Considerations

The chemical complex and phosphogypsum disposal sites are designed to the highest environmental standards. The double adsorption sulfuric acid process maximizes recovery of SO2 from stack gas. Two proposed stage scrubbers in the concentration section of the phosphoric acid plant are designed to recover fluorine as fluosilicic acid, which is subsequently converted to sodium fluosilicate. The granular fertilizer plants are designed to be equipped with “dual-mole” scrubbers which provide for maximum ammonia and fluorine removal from the gases.

Waste water would pass through a water treatment system to reduce the fluoride concentration from 1,500 to 10 milligrams per cubic meter. The gypsum slurry would be pumped to an impounding pond where the solids are stored and pond water is recovered for reuse in the plant. In the event a discharge of liquid from this normally closed system is necessary, the excess contaminated water would be treated with lime to control pH and precipitate contaminants.

The environmental impact assessment study on the Yichang project evaluated the impact of the project on the regional environmental and ecological systems and recommended control and remedy measures. Positive conclusions were reached that all gas emissions, fluid discharges, and solid disposals satisfy the requirements of government environmental regulations.

Infrastructure

In the chemical complex, process water is supplied from the Yangtze River. A barge mounted water supply station provides water treatment removing trash and suspended solids. The treated river water is then pumped to a clean water pond onshore. The electric power required will be sourced via a 110 kV transmission line leading from the adjacent 220 kV Qilichong substation. The chemical complex and jetty are well situated with regard to Yichang City and surrounding villages. Adequate housing, schools, hospitals and stores exist in these nearby urban areas to satisfy the social infrastructure needs for the plants work force.

Project Implementation

The Project will be implemented in two phases. In Phase I, a two-train 1.1 million t/y NPK fertilizer granulation plant, a river jetty, and associated infrastructure will be built to produce fertilizer using imported phosphoric acid and local ammonia. The construction of Phase I will require 18 months to complete at an estimated cost of US$85 million. Phase I can quickly bring the project into production, generate revenue, and establish market at a short time span. Once Phase I is in full production, construction of Phase II will be started. In Phase II, the phosphate mine, slurry pipeline, and plants for producing phosphoric acid, sulfuric acid, and DiCal will be built as a backward integration of the established operation.

There are a number of advantages in implementing the project in phases: reduced initial capital costs, reduced risks in financing, construction, startup, production and marketing, and greater flexibility in the quantity of fertilizer produced.

Market Access

While most major Chinese phosphate operations are located in remote mountainous areas far away from China’s agriculture markets, Yichang is uniquely located on the Yangtze River in central China. The Yangtze River watershed covers some of the world’s largest agriculture areas. The river provides water access 1,500 kilometers down stream to the coastal city of Shanghai in the east, and 600 kilometers upstream to Chongqing in the west,

23 of 49

the largest city in southwestern China. Navigable by barges to Yichang City, the river provides an inexpensive way of obtaining raw materials and distributing products.

The infrastructure of agricultural supplies in China is well established, with 3,200 county-level fertilizer wholesale outlets and 170,000 retail outlets distributed throughout China. The wholesale and retail outlets, connected with extensive river shipping, railway, highway and road systems, form a very efficient distribution network. The Yichang project sits right in the geographic center of this distribution network.

According to Phosphate and Compound Fertiliser, a journal published by the Chinese State Administration for Petrochemical Industry, the five-year (1995-1999) average CIF prices for imported DAP and NPK at major Chinese ports are US$235/tonne and US$208/tonne, respectively, and the average 1999 retail prices in China for imported DAP and NPK were US$276/tonne and US$252/tonne, respectively.

According to International Fertiliser Industry Association, China is the largest phosphate fertiliser consumer, accounting for approximately 26% of the world’s consumption in 2000. China is also the largest importer of high-analysis phosphate fertiliser, accounting for approximately 30% of international trade.

Project history and status

Exploration programs (1973-1987)

1973-1977	Exploration and drilling on Lixi and Dingjiahe deposits,
1979-1982	Exploration and drilling on Dianziping deposit,
1986-1987	Exploration and drilling on Sukongping and Yinjiaping deposits.

Technical studies (1985-2002)

1985-1990	Ore beneficiation studies and large-scale pilot testing,
1985-1991	Phosphoric acid, MAP and DAP production tests, corrosion tests,
1988,	Pipeline transportation test and study,
1992,	Mining test and study,
1996-1997	Preliminary feasibility study,
1997-1998	Preliminary market and cost analysis,
1999,	Independent resource audit,
1999-2000	Feasibility study,
2000,	Environmental impact assessment study,
2001-2002	Project re-configuration and optimization studies.

Regulatory approvals (1996-2002)

1996,	Project approval from Yichang Prefecture Government,
1997,	Project approval from Hubei Provincial Government,
1997,	Project approval from Ministry of Chemical Industry,
1998,	Project approval from State Planning Commission,
1999,	Final project approval from the Chinese Cabinet (State Council).
2001,	Regulatory approval for the environmental study,
2002,	Regulatory approval for the feasibility study,
Feb. 2003	Preliminary approval for mining permit.

24 of 49

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP. The difference is disclosed in note 9 of the audited financial statements. These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Spur Ventures (BVI) Inc., International Phosphate Mining Corporation (International Phosphate) and Kunlun Potash Ltd. (Kunlun Potash). International Phosphate and Kunlun Potash were incorporated to carry out mineral exploration and development programs in China. Spur Ventures (BVI) Inc. was deregistered during 2001.

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

A. Operating Results

The Company’s activities in the last five years can be divided into three different projects: (1) oil and gas investments in Canada, (2) the Yichang phosphate fertilizer project in China, and (3) the Golmud potash projects in China. The expenditures incurred in these projects are itemized in the Tables 5.1 to 5.4.

Table 5.1. Amount capitalized and expensed in relation to the natural gas operation (in Canadian $)

Project - Natural Gas	Year 2002	Year 2001	Year 2000	Year 1999	Year 1998
Amount capitalized

Balance brought forward	-	-	$520,000	$520,000	$1,350,000

Addition during the period					-

Amount written off	-	-	-	-	(830,000)

Disposition during the period			(520,000)

Balance carry forward	$-	$-	$-	$520,000	$520,000

Amortization

Balance brought forward	-	-	$301,250	$270,000	$135,000

Amortization for the period	-	-	6,510	31,250	135,000

Disposition during the period	-	-	(307,760)	-	-

Balance carry forward	$-	$-	$-	$301,250	270,000

Net balance	$-	$-	$-	$218,750	250,000

25 of 49

Table 5.2. Amount capitalized and expensed in relation to the China venture - Golmud Potash

(in Canadian $)

China Project - Golmud Potash	Year 2002	Year 2001	Year 2000	Year 1999	Year 1998
Amount capitalized

Balance brought forward	$-	$151,807	$151,807	$148,778	$80,297

Write down of mineral property	-	(151,807)	-	-	-

Addition during the period		-	-	3,029	68,481

Balance carry forward	$-	$-	$151,807	$151,807	$148,778

Amortization

Balance brought forward	$-	$-	$-	$-	$-

Amortization for the period	-	-	-	-	-
	-

Balance carry forward	$-	$-	$-	$-	$-

Net balance	$-	$-	$151,807	$151,807	$148,778

Table 5.3. The amount capitalized and expensed in relation to the China venture – Yichang Phosphate

(in Canadian $)

China Project - Yichang Phosphate	Year 2002	Year 2001	Year 2000	Year 1999	Year 1998
Amount capitalized

Balance brought forward	$2,251,568	$2,075,527	$1,026,838	$318,231	$51,809

Addition during the period	311,185	176,041	1,048,689	708,607	266,422

Balance carry forward	$2,562,753	$2,251,568	$2,075,527	$1,026,838	$318,231

Amortization

Balance brought forward	$-	$-	$-	$-	$-

Amortization for the period	-	-	-	-	-

Balance carry forward	$-	$-	$-	$-	$-

Net balance	$2,562,753	$2,251,568	$2,075,527	$1,026,838	$318,231

26 of 49

Table 5.4. The amount capitalized in relation to the China ventures

(in Canadian $)

China Projects	Year 2002	Year 2001	Year 2000	Year 1999	Year 1998
Golmud Potash Projects – Net
balance per Table 5.2	$-	$-	$151,807	$151,807	$148,778

Yichang Phosphate Project –
Net balance per Table 5.3	2,562,753	2,251,568	2,075,527	1,026,838	318,231

Total	$2,562,753	$2,251,568	$2,227,334	$1,178,645	$467,009

The following makes reference to loss for the year under Canadian GAAP and US GAAP. A reconciliation for loss for the year under Canadian GAAP and US GAAP is shown in Note 9 of the Consolidated Financial Statements for the years ended December 31, 2002, 2001, and 2000.

Year Ended December 31, 2002

The Company incurred a loss for the year of $245,872. The Company incurred a loss for the year under US GAAP of $557,057. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $311,185.

The following events have occurred on the Company’s Yichang phosphate project in 2002:

Following the completion of feasibility study on the Yichang phosphate project, Spur commissioned Jacobs Engineering Inc. to examine the project implementation and reconfiguration alternatives. The study was completed in April 2002. In the study, Jacobs proposed a two-phased project implementation plan. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1.1 million t/y high-analysis phosphate fertilizer NPK by outsourcing phosphoric acid. Phase II will be started, when Phase I is in production, by backward integrating Phase I facilities into phosphate rock mining and phosphoric acid production. The reconfiguration reduces the initial capital requirement to approximately $120 million (including working capital) from the original $341 million, increases the project internal rate of return (IRR) to over 40%, and puts an estimated net present value (NPV) exceeding US$300 million. Spur Ventures believes that this implementation plan should substantially reduce risks in project financing, construction, commissioning, operating and marketing, and give greater flexibility in the quantity of fertilizer produced.

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company (YPCI). The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCI. The Chinese Ministry of Land and Mineral Resources gave its approval to this application in February 2003. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCI’s contribution to the Yichang project.

In February 2002, Spur engaged Triennex (Pty) Ltd of South Africa, a financial specialist in arranging and structuring capital and infrastructure development projects in emerging markets. Triennex has completed a number of similar infrastructure loans relating to projects in Africa. Its mandate is to arrange total project financing. In December 2002, Spur’s management and Triennex met China’s four largest banks: Industrial and Commercial Bank of China, Bank of China, China Construction Bank, and Agricultural Bank of China. Separate memoranda of understanding were signed that the four banks will each provide funding of not less than US$10 million for the Yichang project subject to due diligence.

In December 2002, Spur and YPCI signed joint venture contract. The joint venture contract mandates the both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Company, to develop the Yichang project. According to the contract, Yichang Maple Leaf Chemicals Company is owned 90% by Spur and 10% by YPCI.

Also in December 2002, Spur’s management and financiers visited China and met local and provincial government representatives and officials. In the meetings, the local and provincial governments pledged their sincere support to Spur's effort on the Yichang project. Unquestionably, the support of all levels of Chinese government has been a very important part of the project.

27 of 49

Triennex advised Spur in March 2003 that the Export Credit Insurance Corporation of South Africa (ECIC) has approved up to US$30.0 million financing for the Yichang project on terms acceptable to Spur, subject to certain co-financing arrangements and conditions precedent.

In March 2003, Spur started its negotiation with China Wuhuan Chemical Engineering Corp. (CWCEC). CWCEC, which was involved throughout the Yichang feasibility study, will provide services in project basic engineering and turnkey packages for construction, commissioning, and operation. As part of its turnkey package proposal, CWCEC will provide bank guarantee to ensure that that phase I of the project will be completed in 18 months and within budget.

To advance the Yichang project, Spur raised $2.5 million in May 2003 through non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. Each warrant will have a condition that if the share price of Spur Ventures trades at $1.20 or above for 20 trading days, the warrants will be automatically converted.

Year Ended December 31, 2001

The Company incurred a loss for the year of $244,635. The Company incurred a loss for the year under US GAAP of $420,676. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $176,041.

The following events have occurred on the Company’s Yichang phosphate project in 2001:

Environmental Impact Assessment Study Completed - Following the completion of the feasibility study on the Yichang project in October 2000, Spur further finished its Environmental Impact Assessment Study in early 2001. The environmental study was conducted jointly by Hubei Environmental Research Institute, Wuhuan Chemical Engineering Corp. and three collaborating engineering companies. The study concluded that the potential gas emissions, fluid discharges, and solid disposals from the proposed facilities all satisfy the standards set by Chinese environmental regulations. In particular, the study noted that the Yichang Project’s proposed chemical complex was designed based on the highest environmental standards in North America. In March 2001, China State Environmental Protection Bureau finished its review and gave its final approval to the study.

Marketing Memoranda Of Understanding Signed - In 2001, Spur signed off-take memoranda of understanding (MOU) with a group of twelve domestic fertilizer marketing companies in China to distribute and market a minimum of one million tonnes of NPK and DAP fertilizers from the proposed Yichang phosphate fertilizer operation to their respective markets. The twelve companies are located in eight provinces. According to 1998 statistics data published in the Chinese Agriculture Yearbook, the total phosphate fertilizer consumption in those provinces was 2.81 million tonnes P2O5 net nutrient, equivalent of 5.85 million tonnes of DAP. Their total compound fertilizer consumption was 3.78 million tonnes net nutrients, equivalent of 7.88 million tonnes of NPK.

Raw Materials Supplies MOU signed - This year, Spur also signed raw materials supply MOU with Canpotex Ltd., which will supply potash to the proposed Yichang operation. Earlier, Spur signed MOUs with Shell Canada for sulfur supply, and with Yichang Chemical Co. for ammonia supply. Canpotex and Shell Canada are respectively the largest suppliers of potash and sulfur to China, while Yichang Chemical Co. has an ammonia production capacity of 300,000 t/y.

Project Optimization Conducted - In 2001, Spur commissioned Jacobs Engineering to conduct further studies to examine different alternatives for project implementation and product mix. The purpose of these efforts is to further optimize the project economics and to make project more compatible with corporate strategies of

28 of 49

potential strategic partners. In one scenario, Jacobs proposed to execute the project in two stages. In stage one, fertilizer plant is built using purchased phosphoric acid. The construction of mining and phosphoric acid facilities will be started in stage two a few years after stage one is completed. This implementation strategy will reduce the initial capital requirement to approximately $120 million from $341 million. While having no negative impact on project internal rate of return, the change only marginally increases total capital costs. In another scenario, Jacobs proposed to reconfigure the product mix to produce fertilizer NPK and animal feed additive dical (di-calcium phosphate). This reconfiguration reduces the total capital cost to an estimated US$325 million, increases the project internal rate of return to above 40%, and puts an estimated net present value (NPV) over US$290 million.

Project Financing Started - Spur started its financing efforts in 2001. Through the Company’s Chinese JV partner, China Merchants Bank and China Agriculture Bank signed letters of intent, contingent upon equity financing, to provide US$47 million bank loans for the construction of the Yichang phosphate project. In addition, China Construction Bank and Merchants Bank each proposed to provide working capital line to the project. Spur also initiated talks with selected major fertilizer producers for possible strategic partnership. Due diligence and field trip to Yichang were undertaken recently. Spur also recently engaged Triennex (Pty ) Ltd. of South Africa, a financial specialist in arranging and structuring capital and infra-structural development projects in emerging markets and developing economies. Their mandate will be to arrange total project financing. Triennex will be remunerated by way of a pre-arranged success fee, which shall be capitalized into the financing made available.

In 2001, the Company put the Golmud potash projects on hold and write off the project in the 2001 fiscal year in accordance with an Accounting Guideline “Enterprises in the Development Stage” which requires that when there has been a delay in development activity extending beyond three years, there is a presumption that a writedown of deferred development costs is necessary.

Year Ended December 31, 2000

The Company incurred a loss for the year of $49,281. The Company incurred a loss for the year under US GAAP of $999,532. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $1,048,689 and deferred taxes of $98,438.

The following events have occurred on the Company’s Yichang phosphate project in 2000:

The feasibility study on the Yichang project was completed in October 2000. The report concluded that the Yichang phosphate project is technically and economically feasible. For summary of the study, refer to section Property, Plant and Equipment of ITEM 4.

Hubei Environmental Research Institute, Wuhuan Chemical Engineering Corp., and three other collaborating engineering firms commenced environmental impact study on the Yichang project in May 2000. The study was completed in November 2000. For summary of the study, refer to section Property, Plant and Equipment of ITEM 4.

In March 2000, the Company sold its minority oil and gas interest to the operator, Berkley Petroleum Corp. In consideration of the property sold, the company received 41,752 shares of Berkley Petroleum Corp. The shares were subsequently disposed at market for proceeds of $473,885.

Year Ended December 31, 1999

The Company incurred a loss for the year of $222,444. The Company incurred a loss for the year under US GAAP of $920,017. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $711,636 and deferred taxes of $14,063. The following events have occurred on the Company’s Yichang phosphate project in 1999.

29 of 49

Subsequent to the project approval from the Federal Planning Commission in August 1998, in February 1999 the State Council held special meetings to review major investment projects and gave final approval to the Yichang project, the giving the Company the exclusive right to develop the Yichang phosphate project.

In January 1999, Jacobs Engineering Inc. (“Jacobs”) commenced with the feasibility study by sending a team of 6 engineers to Yichang to conduct field trip and technical due diligence on the Yichang project. In June 19999, the Company received Jacobs’ conceptual report. The report indictaes that the lower cost of phosphate rock should give the Yichang project a significant cost advantage over imported granular fertilizers. It also concluded that the Yichang project is technically feasible and no fatal flaws were discovered. Jacobs considers that the alternatives and configurations for the Yichang project are already well defined and elected to bypass the phase II of the feasibility study and to proceed with the final phase.

During fiscal year ending December 31, 1999 the Company received $73,691 after deduction of operating costs from its 5% working interest in its Ft. St. John gas wells joint venture with Berkley Petroleum Corp.

Year Ended December 31, 1998

The Company incurred a loss for the year of $1,070,830 after provision for a write down of natural gas interests of $830,000. The Company incurred a loss for the year under US GAAP of $1,143,870. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $334,903, the recording of compensation expense of $172,500 for the release of escrow shares and the tax recovery of $434,363 relating to the accounting for flow-through shares required under US GAAP.

The following events have occurred on the Company’s Yichang phosphate project in 1998:

Subsequent to the project approval from the Ministry of Chemical Industry in December 1997, the Federal Planning Commission finished its review and in August 1998, its ministers’ meeting gave approval to the project. In October and December 1998 and February 1999 the State Council held special meetings to review major investment projects and gave final approval to the Yichang project in February 1999, giving the Company the exclusive right to develop the Yichang phosphate project.

In October 1998, the Company retained Jacobs Engineering Inc. (“Jacobs”) to complete a feasibility study for the Yichang Phosphate Project. The feasibility study to be prepared by Jacobs is intended to advance the Yichang Project to a level of definition necessary to attract potential joint venture partners, investors and lenders.

The consultants will work in three stages. In stage one, the consultants will visit sites and facilities, review the existing data and criteria, and prepare a conceptual report. In stage two, the consultants will establish design criteria, evaluate alternatives, develop capital and operating costs, and prepare an interim report. The Company will receive an interim feasibility study report. In stage three, the consultants will prepare flow-sheets and general arrangement drawings, select equipment, estimate capital and operating costs, and prepare their final report.

In June 1999, the Company received Jacobs’ conceptual report. The report indicates that the lower cost of phosphate rock should give the Yichang project a significant cost advantage over imported granular fertilizers. It also concluded that the Yichang project is technically feasible and no fatal flaws were discovered. Jacobs considers that the alternatives and configurations for the Yichang project are already well defined, and elected to bypass the phase II of the feasibility study and to proceed with the final phase.

During fiscal year ending December 31, 1998 the Company received $47,783 after deduction of operating costs from its 5% working interest in its British Columbia gas wells joint venture with Berkley Petroleum Corp. The change in the amount received from 1997 is due to a decrease in well pressures because recompletion wells’ initial reserves have been depleted and loose pressure more quickly than when they contain initial reserves.

30 of 49

The Company reviewed the carrying value of its natural gas interests and, based on reserve reports, determined that these interests should be written down to their estimated net recoverable amount of $250,000. No additional wells were drilled and no additional capital was spent on the existing wells during this period. Currently ten

(10)	gas wells are in production.

B.	Liquidity and Capital Resources The following table presents major Company financial data in summary form for the periods of 2002 and 2001 and for the first quarter of 2003:

Year	Current assets	Total assets	Current liabilities
Q1 2003	$1,725,619	$4,309,704	$123,416
2002	$321,360	$2,884,113	$75,196
2001	$876,865	$3,128,433	$73,644

There were no long-term liabilities in the above-mentioned periods.

As at March 31, 2003, the Company had no long-term liabilities and had accounts payable and current accrued liabilities of $123,416 against cash and other current assets of $1,725,619. The increase in current assets in the first quarter of 2003 was attributed to a partial subscription of a $2.5 million private placement, which was closed on May 13, 2003. Management acknowledges that if the Yichang phosphate property proves to be successful then it will require significant equity and debt financing. There is no assurance that the company will be successful in raising this finance.

As at December 31, 2002, the Company had no long-term liabilities and had accounts payable and current accrued liabilities of $75,196 against cash and other current assets of $321,360. The decrease in current assets in 2002 was attributed to the management and operating costs and payments to the engineering firms to complete the implementation and reconfiguration study on the Yichang phosphate project.

As at December 31, 2001, the Company had no long-term liabilities and had accounts payable and current accrued liabilities of $73,644 against cash and other current assets of $876,865.

Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months. The Company’s working capital will be used to finance the Company’s effort of evaluating financing alternatives for the Yichang projects. When necessary, the Company may in the future conduct equity financing to supplement its working capital to advance the Yichang project. For the future major project financing, the Company will rely on any or a combination of the equity financing, bank loans, and participation of strategic partners.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Not applicable.

31 of 49

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Certain biographical information about each director and executive officer of the Company is set forth below:

Robert G. Atkinson, Age 63 – Director and Chairman since March 1996.

Mr. Atkinson has been in the investment industry for over 30 years. He is former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd., a Canadian investment dealer. He now serves as Director of Trimin Capital Inc., a TSX Exchange listed holding company. Mr. Atkinson also serves as Vice Chairman of Quest Investment Corp, a TSX Exchange listed company whose business emphasis is in merchant banking. Quest Investment Corp. is Company’s largest shareholder. Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963.

Y.B. Ian He, Age 41 – Director and President since August 1995.

Mr. He joined the Company in 1995 serving as President and leading the Company into the Chinese mineral and fertilizer industries. He also serves as a Director of Pacific Minerals Inc., a mineral exploration company listed on TSX Venture Exchange. Mr. He formerly served as a Senior Process Metallurgist with Process Research Associates Ltd. in Vancouver, British Columbia, involved in process development in mineral processing and extractive metallurgy. Mr. He obtained a B.Eng. degree in mineral engineering from Heilongjiang Institute of Technology in China, and M.A.Sc. and Ph.D. degrees in mineral process engineering from the University of British Columbia.

George H. Plewes, Age 63 – Director since October 1996.

Mr. Plewes is Chairman of Southwestern Resources Corporation, a precious and base metal exploration company listed on the TSX, and Director of a number of public companies, including Canabrava Diamond Corporation, a TSX Venture Exchange listed company with a diamond exploration project in Brazil. Mr. Plewes was formerly Vice President of Voyager Petroleum Limited, a multi-national petroleum corporation. Mr. Plewes received his B.Sc. degree in petroleum engineering from the University of Tulsa.

Ernest K. Cheung, Age 53 – Director since March 1997.

Mr. Cheung is currently a Director of Richco Investors Inc., an investment bank listed on the Canadian Dealings Network; Drucker Industries Inc., an oil and gas exploration company listed on the NASD OTC Bulletin Board; and XIN NET Corp., an internet service provider, also listed on the NASD OTC Bulletin Board. He formerly served as a Vice President for Midland Walwyn Capital, Inc. of Toronto and was a Senior Research Analyst at four other major Canadian brokerage houses: A.E. Ames; Bell Gouinlock; Capital Group Securities; and Wood Gundy. Mr. Cheung received his MBA degree from Queen’s University.

Gordon Ewart, Age 61 – Director since June 1999

Mr. Ewart has been in the investment industry for 36 years and is currently CEO of A&E Capital Funding Inc., a TSX listed company with investment in a number of companies, including the Company. Formerly, Mr. Ewart co-founded three merchant banks based in Toronto, Ontario and Bermuda: Resources Capital International, Paramount Funding Corp. and Grafco Ltd. These firms were utilized as investment vehicles to finance Canadian industrial and natural resource companies. In addition, Mr. Ewart has been a Director and senior officer at a Canadian investment dealer, specializing in institutional coverage. Mr. Ewart received his B.Sc. degree from Bishop’s University.

Alain Albagli, Age 61 – Director since June 2000

Mr. Albagli is an independent consultant and founder of AZTEK Initiatives, a network of associates in several countries offering expert consulting services in technology diffusion and business development, competitive technical intelligence, financing and intellectual property rights. Repeat clients include the World Bank, a major US West Coast investment & securities firm and various Canadian government departments. Mr. Albagli was formerly a Research Associate of Program of Research in International Management and Economy (PRIME) at University of Ottawa with extensive government and private industry experience in a variety of areas including

32 of 49

industrial research and production, R & D management and policy development. Mr. Albagli obtained his Ph.D degree in Chemistry from the University of British Columbia in 1969 and MBA from University of Ottawa in 1977.

David Black, Age 62 – Director since June 2000

Mr. Black is a corporate and securities lawyer and senior partner of DuMoulin Black, a law firm established in 1966 providing corporate, securities and finance services to natural resource and commercial/industrial companies.

Colin Leech-Porter, Age 60 – Director since June 2000

Mr. Leech-Porter is President of Immunis Corp., a biotech investment holding company and Scalporter Enterprises Ltd., an entrepreneurial company both based in Vancouver, Canada. Dr. Leech-Porter is a licensed psychiatrist who has had a clinical psychiatry practice in Vancouver B.C. since 1973. Mr. Leech-Porter obtained a B.A degree in Geology Science from McMaster University, a M.D degree from University of Western Ontario, and is a Fellow of Royal College of Physicians and Surgeons of Canada.

The Company's directors are elected by shareholders at each annual meeting to serve until the next annual meeting or, in the event of a vacancy, appointed by the Board of Directors then in office to serve until the next annual meeting or until their successors are elected and qualified. The Company's executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among the directors or executive officers of the Company.

B. Compensation

The following sets forth for the fiscal year ended December 31, 2002 the compensation of each of the directors and executive officers of the Company who received compensation, and all of the executive officers and directors as a group. All amounts are shown in Canadian dollars.

Individual	Position	Compensation
Robert G. Atkinson	Chairman, Director	$50,000
Y. B. Ian He	CEO, President, Director	$78,181
Executive Officers & Directors as a Group		$128,181

The Company and its subsidiaries have no employment contracts with any director or executive officer. The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by any director or executive officer in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where with respect to a director or executive officer the value of such compensation exceeds $100,000.

The Board of Directors of the Company adopted a Stock Option Plan for the granting of stock options to the officers, employees and Directors (the “Stock Option Plan”) on June 10, 1997. The amendments to the Stock Option Plan were approved in the Company’s annual general meeting on June 18, 2001. The maximum number of Common Shares, which may be issued pursuant to options granted under the amended Stock Option Plan, is 3,589,865 shares in the capital of the Company. The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, member approval is not required for the grant of stock options if granted in accordance with the policy. However, TSX Venture Exchange policy requires that any amendments to stock options granted be approved by a majority of the members at the annual general meeting excluding insiders and their associates.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors and management of the company:

33 of 49

Name of Director	Number of Options Granted	% of Total Options Granted in 2002	Exercise or Base Price ($/share)	Date of Grant	Expiration Date
Alain Albagli	100,000	3.92	0.60	May 15, 2002	May 15, 2007
Robert G. Atkinson	1,600,000	62.75	0.60	May 15, 2002	May 15, 2007
W. David Black	100,000	3.92	0.60	May 15, 2002	May 15, 2007
Ernest Cheung	50,000	1.96	0.90	May 15, 2002	May 15, 2007
Gordon D. Ewart	100,000	3.92	0.60	May 15, 2002	May 15, 2007
Y.B. Ian He	400,000	15.69	0.60	May 15, 2002	May 15, 2007
George H. Plewes	100,000	3.92	0.60	May 15, 2002	May 15, 2007
Colin Leech-Porter	100,000	3.92	0.60	May 15, 2002	May 15, 2007

During the most recently completed financial year, no stock options were re-priced under the Company's Stock Option Plan (the "Stock Option Plan”).

As of May 14, 2003, the latest record date of the Company, the Company had issued and outstanding the following non-assignable stock options to purchase common shares at the purchase price shown. All prices are stated in Canadian dollars:

Name of Optionee	Number of Shares	Purchase Price	Expiration Date
Alain Albagli, Director	50,000	$0.90	October 18, 2005
David Black, Director	50,000	$0.90	October 18, 2005
Gordon Ewart, Director	50,000	$0.90	October 18, 2005
Colin Leech-Porter, Director	50,000	$0.90	October 18, 2005
Richard Shao, Employee	50,000	$0.90	October 18, 2005

Robert G. Atkinson, Director	350,000	$0.90	June 18, 2006
Y.B. Ian He, Director	350,000	$0.90	June 18, 2006
George H. Plewes, Director	50,000	$0.90	November 19, 2006

Alain Albagli, Director	100,000	$0.60	May 15, 2007
Robert G. Atkinson	1,600,000	$0.60	May 15, 2007
David Black, Director	100,000	$0.60	May 15, 2007
Ernest Cheung, Director	50,000	$0.90	May 15, 2007
Gordon Ewart, Director	100,000	$0.60	May 15, 2007
Y.B. Ian He, Director	400,000	$0.60	May 15, 2007
Colin Leech-Porter, Director	100,000	$0.60	May 15, 2007
George H. Plewes, Director	100,000	$0.60	May 15, 2007
Total	3,550,000

As of May 14, 2003 the latest record date of the Company, the total options outstanding and exercisable is 3,550,000 shares, among which 1,050,000 shares have an exercise price of $0.90 per share with a weighed average remaining contractual life of 2.99 years, and 2,500,000 shares have an exercise price of $0.60 per share with a weighed average remaining contractual life of 4.0 years

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders. Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

34 of 49

The Company does not provide or set aside any funds for pension, retirement, or similar benefits for officers and directors. Officers and directors may receive options to purchase shares. No officer or director has been appointed to his or her position pursuant to any arrangement or understanding between him and any other person.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

C. Board Practices

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company has eight directors.

The officers of the Company are elected by the Board of Directors as soon as possible following each annual general meeting and shall hold office for such period and on such terms as the board may determine. There are no service contracts between the Company and any of its directors providing for benefits upon termination of their employment or service.

D. Employees

As at December 31, 2002, the Company employed seven people in its offices in Vancouver and in China.

E. Share Ownership

The Company is authorized to issue 200,000,000 common shares divided into 100,000,000 common shares without par value, of which 23,019,328 are issued and outstanding, and 100,000,000 preferred shares without par value, of which none are issued.

As of May 14, 2003 the latest record date of the Company, the all directors, officers and employees of the Company as a group own and control 13.6% of the Company’s common shares outstanding and will own and control 19.9% of the Company’s common shares upon exercise of outstanding options.

Identity of Owner	Amount Owned and Controlled(1)		Percent of Class
	Total Amount	Breakdown	Now Outstanding	Fully Diluted
Robert G. Atkinson	2,492,692		10.83%	14.86
		1,939,600(2)
		300,292(3)
		248,000(4)
		4,800
Y.B. Ian He	557,120		2.42%	4.14%
Gordon D. Ewart	10,000(5)		0.04%	0.35%
Colin Leech-Porter	67,000(6)		0.29%	0.56%

1.	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 14, 2003, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

35 of 49

2.	1,939,600 shares are held indirectly in the name of Quest Investment Corp., of which Robert G. Atkinson is a Director.
3.	300,292 shares are held indirectly in the name of A & E Capital Funding Inc., of which Robert G. Atkinson is Chairman and a Director.
4.	248,000 shares are held indirectly in the name of his family company 403401 B.C. Ltd., of which Robert G. Atkinson is a Director.
5.	Shares are held indirectly in the name of 425674 Ontario Ltd., of which Gordon D. Ewart is the President.
6.	57,000 shares are held indirectly in the name of Jaccolora Inc., of which Colin Leech-Porter is the President.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. Set forth below is information concerning ownership of shares of the Companies voting securities, as of latest recording date on May 14, 2002. There is one group known to the Company who own beneficially more than 5% of the Company’s common shares. All directors and officers of the Company as a group own 16.40% of the Company’s common shares outstanding.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted
Robert G. Atkinson	2,492,692	10.83%	14.81%
Officers & Directors as a group (including Robert G. Atkinson	3,126,812	13.58%	21.89%

As of May 14, 2003, the latest recording date, a U.S. depository holds approximately 3,537,510 of the Company’s common shares, representing 15.37% of the total 23,019,328 common shares issued and outstanding on behalf of beneficial shareholders in the United States.

B. Related Party Transactions

For the twelve-month period ended December 31, 2002, the Company paid compensation of $78,181 to Y.B. Ian He, the President and a Director of the Company. The Company paid compensation of $50,000 to Robert G. Atkinson, the Chairman and a Director of the Company. The Company paid legal fees of $13,549 to a law firm of which a director is a partner. In May 15, 2002, the Company granted 2,500,000 stock options at an exercise price of $0.60 per share to seven directors of the Company, 50,000 stock options at an exercise price of $0.90 per share to one directors of the Company.

For the three-month period ended March 31, 2003, the Company paid compensation of $19,545 to Y.B. Ian He, the President and a Director of the Company. The Company paid compensation of $12,500 to Robert G. Atkinson, the Chairman and a Director of the Company. The Company paid legal fees of $4,327 to a corporation controlled by David Black, a Director of the Company.

Up to May 14, 2003, the Company knows of no officer or director of the Company, and no associate of an officer or director of the Company, has been indebted to the Company.

C. Interests of Experts and Counsel

Not applicable.

36 of 49

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The information set forth in Item 17 “Financial Statements” is incorporated into this section by reference.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company’s Common Shares is the TSX Venture Exchange under the symbol “SVU”. The following tables set forth for the periods indicated the high and low sales prices per share of the Company’s Common Shares on the CDNX.

TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
1998	1 year	0.95	0.34
1999	1 year	1.15	0.46
2000	1 year	1.08	0.60
2001	Quarter 1 Quarter 2 Quarter 3 Quarter 4	1.05 0.75 0.70 0.42	0.65 0.57 0.57 0.27
2002	Quarter 1 Quarter 2 Quarter 3 Quarter 4	0.77 0.75 0.57 0.55	0.32 0.55 0.30 0.25
2003	January February March April	0.42 0.75 0.74 0.69	0.33 0.35 0.47 0.60

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

37 of 49

B. Memorandum and Articles of Association

The Memorandum and Article of Association of the Company has previously been filed as Exhibit 1.2 to the Company’s Registration Statement on Form 20-F (Registration No. 0-29638), filed with the Securities and Exchange Commission on March 25, 1998.

C. Material Contracts

Not applicable.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of entity receiving the dividends. See Item 7 - Taxation, below.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Company.

The Act, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organisation member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organisation member country and the investment is over $179,000,000. For all acquisitions of a Canadian business which does not meet the threshold criteria for filing an application for review, the Act requires the investor to file a notification.

The provisions of the Act are complex, and the above is a limited summary of the main provision of the Act. Any non-Canadian citizen contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

For purposes of the Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

As a result of the Canada - U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. A "Canadian business" is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Investment Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not

38 of 49

controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

1.	All direct acquisitions of control of Canadian businesses with assets of $5 million or more;

2.
All indirect acquisitions of control of Canadian businesses with assets of $50 million or more, if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

3.
All indirect acquisitions of control of Canadian businesses with assets of $5 million or more, if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For purposes of the Act, direct acquisition of control means a purchase of voting interest in a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all of or substantially all of the assets used in carrying on a Canadian business; and indirect acquisition of control means: a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust carrying on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e.: the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses, music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded business are reviewable at the $5 million and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. The factors to be taken into account include:

1.	The effect of the investment on the legal and economic activities in Canada, including the effect on employment and resource processing, on the utilisation of particular components and services produced in Canada, and on exports from Canada;

2.	The degree and significance of participation by Canadians in the Canadian business;

3.	The effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

4.	The effect of the investment on competition within an industry or industries in Canada; and likely to be significantly affected by the investment; and

5.	The compatibility of the investment with national industrial economic or cultural policies enunciated by the federal government or legislation of the legislature or government of any province.

If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest itself of control of the business that is the subject of the investment. A non-Canadian or American making the following investments: (i) an investment to establish a new Canadian business; or, (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act; must notify Investment Canada, within prescribed time limits, of such investments.

39 of 49

E. Taxation

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares of the Registrant for a shareholder of the Registrant who is not resident in Canada and who is resident in the United States. It is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder. The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the Convention). This discussion is general only and is not a substitute for independent advice from a shareholder's own tax advisor.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. A further 9% reduction, in 1996, and a 10% reduction in 1997 and thereafter, in the withholding tax rate on the gross amount of dividends is applicable when a US corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realised on the disposition of such shares unless such shares are "taxable Canadian Property” within the meaning of the Income Tax Act (Canada) ("Tax Act'), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident (b) the person with whom the nonresident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

As a foreign corporation with US shareholders, the Company could be treated as a passive foreign investment Corporation ("PFIC"), as defined in Section 1296 of the Internal Revenue Code. This determination is dependent upon the percentage of the Company's passive income, or the percentage of the Company's assets, which are producing passive income. US shareholders owning shares of a PFIC may defer the U.S. tax with respect to that investment until the US holder disposes of the PFIC stock or receives certain distributions. At that time, the U.S. holder is subject to US tax, plus interest, based on the value of the tax deferral for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realised on the disposition of the shares of the PFIC as ordinary income rather than as a capital gain.

Gain from a disposition of PFIC stock or certain distributions are treated as income earned ratably over the period during which the shareholder has held the stock. That portion allocable to the current year and to years when the corporation was not a PFIC is included in the shareholder's gross income in the year of distribution as ordinary income, rather than as a capital gain. That portion of the distribution or disposition which is not allocable to the current year is subject to deferred U.S. tax (the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year), plus interest.

However, if the U.S. shareholder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. shareholder would include annually in his gross income his pro-rata share of the PFIC's earnings and profits and any net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal Income tax on such income inclusions income not currently received. Special rules apply to U.S. shareholders who own their interests in a PFIC through intermediate entities or persons.

40 of 49

F. Dividend and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

41 of 49

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Based on their evaluation as of a date within 90 days of filing date of this Annual Report on Form 20-F, the Company’s Chairman of the Board of Directors and Chief Executive Officer have concluded that the Company’s disclosure controls and procedures (as defined in 13a-14(c) and 15d-14(c) under the Securities and Exchange Act 1934) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

42 of 49

PART III

ITEM 17. FINANCIAL STATEMENTS

Reference is made to the Consolidated Financial Statements in this report. The 2002 and 2001 Audited Financial Statements were filed separately on Form 6-K on May 22, 2003.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.0	Articles of Registrant*
Memoranda of Incorporation and Name Changes of the Registrant*
1.1	Certificate of Incorporation of Braymart Development Corporation.**
1.2	Certificate of Name Change from Braymart Development Corporation to Spur Industries Corporation.**
1.3	Certificate of Name Change from Spur Industries Corporation to Spur Ventures Inc.**
1.4
Form 21 of the Registrant filed with the Registrar of Companies of the Province of British Columbia on January 31, 1995, canceling the existing Articles of the Company and adopting new Articles of the Company.**

1.5	Certificate of Incorporation of Kunlun Potash Ltd.**
1.6	Articles of Kunlun Potash Ltd.**
1.7	Certificate of Incorporation of 517203 B.C. Ltd.**
1.8	Articles of 517203 B.C. Ltd.**
1.9	Certificate of Change of Name from 517203 B.C. Ltd. to International Phosphate Mining Corporation.**
Instrument Defining Rights of Equity Holders*
2.1	95-2 Joint Venture Agreement between Berkley Petroleum Corp. and Spur Ventures Inc.**
2.2	Agreement on Joint Exploration of Taijinaier Lake Resources Between Golmud Potash Company, Quinghai Province, China and Kunlun Potash Ltd., Canada.**
2.3	Joint Venture Agreement on the Development of Yichang Phosphate Deposit Between Yichang Phosphorous Chemical Industry Group Co., China and International Phosphate Mining Corporation, Canada.**
2.4
Document of the National Development & Planning Commission No. JYC (2999) 159 –
Notice of Forwarding the National Development & Planning Commission’s Request for
Examining and Approving the Project Proposal for Sino-Foreign Joint Venture Hubei
Yichang Integrated Phosphate Mining and Fertilizer Project.**

2.5	Ministry of Chemical Industry Document – Official Letter on the Project Proposal for the Sino-Canadian Joint Venture Yichang Phosphorus Mines and Mineral Fertilisers Integrated Project.
2.6	Agreement between International Phosphate Mining Corporation and Yichang Phosphorous Chemical Industries Group Co.*
2.7	Agreement between Kunlun Potash Ltd. and Golmud Potash Corporation.*
3.1	Agreement for Professional Consulting Services between Jacobs Engineering Inc. and Spur Ventures Inc.**

43 of 49

3.2	Consent of British Sulphur Consultants**
3.3	June 30, 1998 Jacobs Engineering Inc. letter to Spur Ventures Inc.**
3.4	Confidentiality Agreement between SQM Salar S.A. and Spur Ventures Inc.**
4.1	2000 Second Quarterly Financial Statements ***
4.2	2000 Third Quarterly Financial Statements ***
4.3	May 25, 2000 Press Release ***
4.4	October 30, 2000 Press Release ***

* Incorporated by reference to the Company’s Registration Statement on Form 20-F (Registration No. 0-29638), filed on March 25, 1998.

** Incorporated by reference to the Company’s Registration Statement on Form 20-F/A-1 (Registration No. 0-29638), filed on November 22, 1998.

*** Incorporated by reference to the Company’s Annual Report on Form 20-F/A-1 (Registration No. 0-29638), filed on June 30, 2001.

During 2001, 2002, and up to May 20, 2003, the Registrant has filed the following reports on Form 6-K

Number	Description
5.1	2001 Second Quarterly Financial Statements
5.2	2001 Third Quarterly Financial Statements
5.3	May 3, 2001 Press Release
5.4	July 11, 2001 Press Release

6.1	2001 Annual General Meeting Materials
6.2	2001 and 2000 Audited Financial Statements
6.3	March 26, 2002 Press Release
6.4	July 11, 2002 Press Release
6.5	2002 Second Quarterly Financial Statements
6.6	2002 Third Quarterly Financial Statements

7.1	May 14, 2003 Press Release
7.2	BC Form 45-902F, Report of Exempt Distribution
7.3	BC Form 53-901F, Material Change Report
7.4	BC Form 45-102F2, Resale of Securities
7.5	2002 Annual General Meeting Materials
7.6	2002 and 2001 Audited Financial Statements
7.7	2003 First Quarterly Financial Statements

44 of 49

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spur Ventures Inc.
(Registrant)

June 10, 2003	Y.B. Ian He

Date	CEO, President & Director

45 of 49

I, Robert G. Atkinson, certify that:

1.	I have reviewed this annual report on Form 20-F of Spur Ventures Inc. (the Company”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, the periods presented in this annual report;

4.
The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)
Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies in the design or operation of internal controls which could adversely effect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.
The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actins with regard to significant deficiencies and material weaknesses.

Date: June 10, 2003

_Signed “Robert G. Atkinson”_______
Robert G. Atkinson,
Chairman of The Board of Directors

46 of 49

I, Y.B. Ian He, certify that:

1.	I have reviewed this annual report on Form 20-F of Spur Ventures Inc. (the Company”);

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, the periods presented in this annual report;

4.
The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)
Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies in the design or operation of internal controls which could adversely effect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.
The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actins with regard to significant deficiencies and material weaknesses.

Date: June 10, 2003

_Signed “Y.B. Ian He”_______
Y.B. Ian He,
Chief Executive Officer

47 of 49

CERTIFICATION OF CHAIRMAN OF THE BOARD OF DIRECTORS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-f of Spur Ventures Inc. (the “Company”) for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 10, 2003

_Signed ”Robert G. Atkinson”_______
Robert G. Atkinson
Chairman of the Board of Directors

48 of 49

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-f of Spur Ventures Inc. (the “Company”) for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 10, 2003

_Signed ”Y.B. Ian He”_______
Y.B. Ian He
CEO & President

49 of 49