Form 20-F
period 2003-12-31
SPUR VENTURES INC
filed 2004-07-08
CIK 1058806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 2684 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common stock, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 28,289,328 Common Shares and no Preferred Shares.

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

Not applicable

1 of 42

2 of 42

GENERAL

Unless the context otherwise requires, the "Registrant" means Spur Ventures Inc. and the "Company" means the Registrant.

The Registrant uses the Canadian dollar as its reporting currency. Unless otherwise indicated, all references in this document to "dollars" or "$" are expressed in Canadian dollars. Also, see Item 3 "Key Information" for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report that are not historical facts, including, statements made in the sections entitled Item 3-"Key Information," Item 4-"Information on the Company" and Item 5-"Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements under Section 21E of the Securities Exchange Act, that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5-"Operating and Financial Review and Prospects."

The forward looking statements contained herein are based on the Company's assumptions regarding world and Chinese economic and market conditions the price and supply of raw materials, including sulfur and potash. Among the factors that have a direct bearing on the Company's future results of operations and financial conditions are the successful development of the Company's projects and a change in government regulations, leverage and debt service, competition, cost of certain raw materials, currency fluctuations and restrictions, technological changes, and other factors discussed herein. The Company's actual results of operations may vary significantly from the performance projected in the forward looking statements

3 of 42

GLOSSARY OF TERMS

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

Feasibility Study – A feasibility study is one of a series of independent technical and economic evaluations on an investment project. It is designed to advance the project to a level of definition adequate to confidently demonstrate its technical and economic viability to potential joint venture partners, investors, and lending institutions. A preliminary feasibility study is based on many unverified assumptions about a project.

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

Mineralized Material – A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of a mineral. Such a deposit does not qualify as a "reserve" until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors demonstrate a legal and economic feasibility.

Phosphate rock – A rock containing phosphate.

Pre-feasibility Study - A pre-feasibility study is a technical evaluation of an investment project to confirm the mineralized material, process route (the process by which mineralized material is converted to finished products) and plant capacity required to make the project economical and executable. A pre-feasibility study is based on many unverified assumptions about a project; whereas, a feasibility study is based on information that is based on a firm conceptual framework.

Purification – A process to remove impurities.

Reserve – That part of a mineral deposit, which can be economically and legally extracted or produced at the time of a reserve determination.

4 of 42

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

YMC – Yichang Maple Leaf Chemicals Ltd., a Sino-Foreign joint venture company established under Chinese law, in which the Company holds a 72.18% equity interest.

YSC – Yichang Spur Chemicals Ltd., a Sino-Foreign joint venture company established under Chinese law, in which the Company holds a 78.72% equity interest.

5 of 42

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five years ended December 31, 2003 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 2001, 2002 and 2003 included elsewhere in this Report.

Our financial statements have been prepared in accordance with generally accepted accounting standards in Canada and the notes to our financial statements provide a reconciliation to generally accepted accounting standards in the United States.

All amounts are shown in Canadian dollars.

Summary of Audited Annual Financial Statements of the Last Five Years.

All amounts are shown in Canadian dollars and prepared in accordance with Canadian GAAP

	Year ended	Year ended	Year ended	Year ended	Year ended
	31/12/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999
Natural gas income	$0.00	$0.00	$0.00	$27,686	$73,691
Interest income	38,845	3,259	19,299	46,229	94,170
Other gain (loss)*	10,340	28,365	132,881	199,017	-
Net loss from continuing operations	-1,310,054	-245,872	-244,635	-49,281	-222,444

Basic and diluted loss per share	-0.06	-0.01	-0.01	0.00	-0.01

Total assets	7,194,380	2,884,113	3,128,433	3,256,797	3,397,009
Net assets	7,155,764	2,808,917	3,054,789	3,206,799	3,225,855
Long term obligations	-	-	-	-	-
Capital stock	11,846,776	6,231,555	6,231,555	6,138,930	6,108,705
Weighed average shares	22,265,095	17,949,328	17,852,001	17,673,078	17,634,328
Cash dividends per common share	-	-	-	-	-
* Net gain on disposal of marketable securities.

The Company's financial statements have been prepared in accordance with Canadian GAAP List below are the reconciled amounts under U.S. GAAP:

6 of 42

	Year ended	Year ended	Year ended	Year ended	Year ended
	12/31/2003	12/31/2002	12/31/2001	12/31/2000	31/12/1999
Loss for the year - under Canadian GAAP	$(1,310,054)	$(245,872)	$(244,635)	$(49,281)	$(222,444)
Feasibility study / technical evaluation	(43,782)	(311,185)	(176,041)	(1,048,689)	(711,636)
Mineral property write-off	760,490	-	151,807	-	-
Marketable securities	3,600	-	-	-	-
Deferred taxes	-	-	-	98,438	14,063
Loss for the year - under U.S. GAAP
before comprehensive income adjustments	(589,746)	(557,057)	(268,869)	(999,532)	(920,017)

Adjustments to arrive at comprehensive
income:
Unrealized gain on marketable securities	-	-	(59,941)	59,941	-
Comprehensive income (loss)	(589,746)	(557,057)	(328,810)	(939,591)	(920,017)

Basic and diluted loss per common share
under U.S. GAAP
before comprehensive income adjustments	(0.02)	(0.03)	(0.06)	(0.05)	(0.05)
Total assets – under U.S. GAAP	5,351,935	321,360	876,865	1,029,463	2,218,364
Shareholders' equity - under U.S. GAAP	5,313,319	246,164	803,221	1,039,406	1,948,772

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

	2003	2002	2001	2000	1999
Rate at end of period	0.7738	0.6331	0.6279	0.6666	0.6929
Average rate during period	0.7135	0.6369	0.6458	0.6733	0.6730
High Rate	0.7738	0.6618	0.6250	0.6413	0.6537
Low Rate	0.6350	0.6199	0.6695	0.6973	0.6929

On May 3, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $0.7278 USD = $1.00 CDN.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

7 of 42

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on the Company's business development, or constitute risk factors in respect of the Company's financial performance.

Limited Management Resource Development Experience
The Company does not have a track record of mining and fertilizer operation history. The Company's management has limited experience in mineral resource development and exploitation, and has relied on and may continue to rely upon consultants and others for development and operation expertise.

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

Fluctuating Mineral and Fertilizer Prices
Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors can not be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

Compliance with Environmental Laws
All phases of the Company's operations are subject to environmental regulations promulgated by government agencies in China and Canada. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances produced in association with certain mining and fertilizer operations. In both China and Canada, environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are becoming more stringent. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in government regulation has a potential to reduce the profitability of operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

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

8 of 42

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

Need to Obtain Permits and Licenses
The operations of the Company require licenses and permits from various government agencies. To start a mining operation in China, YMC is required to apply for a mining permit from the Ministry of Land and Mineral Resources. The Ministry of Land and Mineral Resources, however, does not pass upon the merits or grant approval of a project, but issues a permit on the basis of whether the Ministry of Land and Natural Resources has approved a project. The permit stipulates the minerals to be mined, the mining areas, and many other related issues. The production of fertilizers in China may require the import of raw materials, and the fertilizer products to be produced may be sold partially to the international market. Some of these import and export activities require licenses or quota controls from the Ministry of Commerce. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry on exploration, mining development, fertilizer production, and product marketing.

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

E. Country Risk in China

Political Stability Considerations
Investment in China can be adversely affected by significant political, economic and social uncertainties in China. Any change in laws and policies by the Chinese government could adversely affect the Company's investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 20 years shows that the political environment in China has been improving. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

Nascent Legal and Judicial System
Since 1979, many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated. In December 1982, the National People's Congress of China amended the Constitution of China to authorise foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. In December, 2001, China was acceded to the World Trade Organization and has amended its domestic legislation to comply with the WTO standards. Most recently, China has legalized private ownership rights. Nevertheless, and despite the activity and progress in developing its legal system, China does not have a comprehensive system of laws. As well, the legal and judicial systems in China in respect of

9 of 42

commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation and interpretation thereof inconsistent. The interpretation of Chinese laws may be subject to policy changes reflecting domestic political changes.

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

Mining Industry Regulation
The mining industry in China is subject to a regulatory framework administered by various national, provincial and local agencies of the Chinese government. Management of the Company believes that it will have the continuing support of local, provincial and national governmental entities, which will benefit its operations in connection with administrative review and receiving approvals, although there is no assurance that such approvals, when necessary or advisable, will be forthcoming. While China has promulgated an administrative procedure permitting redress to the courts with respect to certain administrative actions, this law appears to be largely untested in this context. Foreign participation in China's mining industry has only recently been permitted and, as a result, the Company's mining activities in China will be subject to less regulatory certainty than exists in more proven areas such as manufacturing or consumer goods.

No Marketing and Sales Agreements
The Company currently has no agreements for the marketing and sales of phosphate and potash products, which it may develop. However, the Company currently projects that it will market and sell most, if not all, of any such products in China. According to the report prepared by British Sulphur Consultants, the price of fertilizers in China is presently set by the equivalent cost of importation and distribution. Because the Company does not anticipate having to incur the transportation and duty costs that non-Chinese suppliers must incur, the Company currently projects that it will be competitively situated in China vis-a-vis non-Chinese phosphate and potash suppliers. Therefore, the Company anticipates that the Chinese domestic market will be its primary source of sales.

Chinese import/export regulations may have a future material effect on the success of the Company's overall operations. While the Company is not currently required to export any amount of future production, there can be no assurance that at sometime in the future Chinese law may require it to export some or all of its products. If the Company were required to export a certain percentage of its product, the Company would face stiff industry competition in markets outside of China.

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

10 of 42

In the past, the Communist-led government has expropriated land, plants and equipment owned by non-Chinese persons and entities. China recently enacted State Compensation laws which provide compensation for expropriation. However, there is no assurance that the current Chinese government will not expropriate any assets owned by the Company.

Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. Hubei is located in the central zone of China and is now a policy-favoured place for foreign investment, with the agricultural sector on the highest priority for development since January, 2004. However, there can be no assurance that, under some circumstances, the government's pursuit of economic reforms in this region will not be curtailed.

Currency Conversion and Exchange Rate Regulation
The Chinese national currency, the Renminbi ("RMB"), is not a freely convertible currency. Prior to January 1, 1994, all foreign exchange transactions involving RMB took place through the Chinese Central Bank, or other institutions authorised by the State Administration of Exchange Control. In respect of some enterprises, foreign exchange transactions took place at an approved foreign exchange adjustment centre, generally known as a "Swap Centre". A dual exchange rate system therefore existed whereby there was an official rate of exchange and a Swap Centre rate of exchange.

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

A National Foreign Exchange Center has been formed in Shanghai to provide an inter-bank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The state-managed exchange rate will be published daily by the People's Bank of China based on the daily average rate from the previous days inter-bank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state designated banks will list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

There is no guarantee that conversion will be able to be effective at all times. Any inability to exchange RMB for foreign currency at designated banks would reduce the hard currency equivalent amounts capable of being remitted by the joint venture companys to the Company. The Company does not engage in currency hedging to offset any risk of currency devaluation.

Increasing Chinese Labor Costs
The annual increase in labor costs for China (including the cost of benefits) in 1996 and 1997 has averaged approximately 22% because of the rapid economic expansion and high inflation. During the Asian economic crisis in late 1997, and subsequent period until the end of 2000, labor costs experienced no increases due to the deflationary pressure and increasing number of laid-off workers from state-owned enterprises. In inland China, where the Company's projects are located, the prevailing salaries for skilled laborers and engineers are in the range of US$125 to $250 per month. Although relatively low compared to those in developed countries, labor costs may experience substantial increases in the future. The profitability of the Company's joint venture operations may be adversely affected.

Chinese Tax System
The central government promulgated a new Corporate Income Tax Law for Domestic Enterprises, effective January 1, 1994, which is applicable to all state, collective and domestically owned enterprises. The new law, which lowered the maximum corporate income tax rate from 55% to 33%, aims at achieving tax parity between domestically owned and foreign investment enterprises. However, the new law does not introduce any changes to the preferential tax treatments currently available to foreign funded enterprises, including the Company's

11 of 42

development projects in China, under the Foreign Enterprise Income Tax Law. While there has been speculation that further reform may be implemented to eliminate or at least reduce such preferential tax treatment, no timetable has yet been formally announced by the Chinese government.

Control and Liquidation of Company Joint Ventures
The proposed joint ventures are planned for initial terms of 30 years, which may be extended by the mutual consent of the parties to the joint venture contract, subject to the approval of the relevant Chinese government authorities. In the event the term of the joint ventures are not extended, the joint ventures will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture contracts. In addition, the joint venture may be liquidated prior to the expiration of their designated term of 30 years upon the occurrence of certain other events, including an event of a force majeure.

Inability to Obtain Approvals
The Company's right to develop mining properties is subject to various reporting requirements and to obtaining certain government approvals. There is no assurance that such approvals will be obtained without inordinate delay or at all. The Company believes it will be able to obtain the various approvals necessary to conduct its business. There can be no assurance that all necessary approvals can be obtained and that further unanticipated approvals will not be required which could impact adversely on the ability of the Company to carry on business.

Reliability of Information
The information contained herein regarding China has been obtained from a variety of government and private publications and is based on various discussions between representatives of the Company and certain Chinese government officials. In some cases, independent verification of this information is not available, and there can be no assurance that the sources from which it is taken or on which it is based are wholly reliable. Official statistics in China may also be produced on a basis different from that used in more developed countries. If such official statistics are materially inaccurate, the present and future economic prospects of China could be materially different from what currently appears to be the case. Accordingly, no assurance can be given as to the completeness or reliability of available official and public information.

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

The Company has not determined whether any companies formed in relation to its Chinese joint ventures will adopt Chinese methods of accounting. If Chinese methods of accounting are adopted, the Company intends to establish controls necessary to enable it to translate to the accounting records into the reporting currency of the Company and present such information in accordance with Canadian GAAP.

12 of 42

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia with the name "Braymart Development Corporation" on July 24, 1986. On July 31, 1987 the Company name was changed to "Spur Industries Corporation". On September 22, 1987, the Company name was changed to "Spur Ventures Inc." In December 1988, the Company conducted a public offering in Canada and became a reporting issuer under the British Columbia Securities Act. The Company was initially engaged in the prospecting and exploration of mineral and oil and gas properties in Canada. By early 1991, the exploration activities had ceased due to lack of capital. On July 31, 1991, the Vancouver Stock Exchange deemed the Company inactive and this status remained until February 16, 1996.

In June 1994, a reorganization program was initiated to reactivate the Company. The Company issued 900,000 units for proceeds of $135,000, with each unit comprising one common share and one warrant, exercisable into one additional share at $0.15. The proceeds from the initial offering and the exercise of all the warrants were used as working capital and to pay down debts.

In November 1995, the Company entered into a farm-in agreement whereby the Company would contribute 13.5% of the drilling and re-completion costs for a group of gas wells in the Fort St. John area of British Columbia and earn a net 5% interest in the gas wells. In December 1995 the Company closed a flow-through private placement for proceeds of $1,350,000, consisting of 4,500,000 units at $0.30 per unit. Each unit consisted of a flow-through share and a warrant exercisable at $0.35 in the first year or at a price of $0.45 in the second year. Under Canadian income tax legislation, corporations may issue "flow-through shares" whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act (general consisting of exploration and development expenses for mining or oil and gas projects), and renounce the related income tax deduction to investors. A fee of 311,616 shares was paid to brokerage firms for their assistance in completing the financing.

In August 1995, Mr. Y.B. Ian He was appointed President of the Company replacing Gerald Hallgren, with the mandate to identify a project of merit for the Company and its shareholders. In the subsequent one-year period, Mr. He and the Company's Board of Directors reviewed numerous business opportunities and projects, and decided to pursue the Yichang integrated phosphate mining and fertilizer manufacturing project.

On August 29, 1996, the Company entered into a joint venture agreement with Yichang Phosphorous Chemical Co., an industrial arm of the Yichang Prefecture Government, in the People's Republic of China ("China"). In the agreement, the Company obtained an exclusive right to the Yichang phosphate deposits in Yichang, China. The Chinese government has agreed to contribute the mineral deposit property into the joint venture and retain a 10% interest. The Company can earn a 90% interest in the joint venture by taking the property into production.

In August 1997, the Company closed a private placement of 2,290,000 units at a price of $0.85 per unit for proceeds of $1,946,500. Each unit consisted of one share and one two-year warrant attached, exercisable at $0.85 in the first year and $1.00 in the second year.

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

13 of 42

In March 2001, China State Environmental Protection Bureau approved the environmental impact assessment study.

In early 2002, Spur commenced its application for a mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company (‘YPCC"). The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCC. The Chinese Ministry of Land and Mineral Resources gave its approval to this application at the end of 2002. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCC's contribution to the Yichang project. In April 2002, China State Planning and Development Commission approved the feasibility study.

In December 2002, Spur and YPCC signed a joint venture contract. The joint venture contract mandates both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. ("YMC"), to develop the Yichang project. According to the contract,YMC was to be owned 90% by Spur and 10% by YPCC.

In November, 2003, the Company entered into an agreement with YPCC to purchase a 72 percent interest in a new joint venture called Yichang Spur Chemicals Ltd. ("YSC"). In December, 2003, the Company received government approval for the YSC joint venture. On April 20, 2004, the Company's interest in YSC was finalized based on closing adjustments as at December 31, 2003 and final negotiations. The Company's interest has been agreed at 72.18%, an increase from the previously announced 65%. YSC was formerly called Xinyuan Chemicals Ltd., but has been renamed and converted into a Sino-foreign joint venture company to accommodate the Company's participation.

The YSC joint venture owns a fertilizer plant in Yichang. The fertilizer plant has been operating substantially below its rated capacity of 100,000 tonnes of annual NPK production since being commissioned in 2000 due to shortages of phosphoric acid, a key ingredient for NPK fertilizer production. To earn its 72.18% interest in YSC, the Company agreed to contribute US$2,500,000 for construction of a 60,000 tpa phosphoric acid plant (the "acid plant"), and agreed to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company has advanced a first payment of US$1,250,000 ($1,658,534) in Q1 2004 and a second payment of US$1,250,000 has been made in Q2 2004 for the construction of the acid plant. The budget for construction of the acid plant is US$2,500,000, but the joint venture is considering increasing the size of certain of the equipment and infrastructure to accommodate future expansions, at an additional cost of approximately US$1 million. No decision has been made on any expansion of the fertilizer plant, other than construction of the acid plant, which will supply enough phosphoric acid for a 300,000 tpa fertilizer plant. Until the acid plant is commissioned, the YSC joint venture is not expected to be profitable. The Company also has agreed to pay interest on the existing debt of one of its partners for 5 years of approximately US$128,307 per year. However, the Company has no obligation to the repayment of debt of its partner.

As a result of the acquisition of an interest in the YSC joint venture, the terms of the original YMC joint venture were renegotiated since the new concept has the fertilizer plant being held and initially expanded under YSC. On April 20, 2004, the Company finalized the restructuring of the YMC joint venture, with the Company's interest in YMC adjusted to 78.72% with YPCC holding 21.28% . The original development plan for YMC called for Spur to earn a 90% interest in YMC by developing a 1 million tpa fertilizer plant integrated with the phosphate mine, originally estimated to cost approximately US$325 million.

The remaining principal assets of YMC are the phosphate deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the phosphate deposits and any expansion beyond 300,000 tonnes in annual capacity of the fertilizer plant, be undertaken under the YMC joint venture. Consequently, the estimated investment for the development of 700,000 tonnes of additional fertilizer plant capacity (the other 300,000 tonnes to be undertaken by YSC at the same site), plus the mine development and associated infrastructure has been reduced. The restructuring of the YMC joint venture was completed on April 20, 2004. Final government approval for the restructuring is expected shortly.

14 of 42

On April 20, 2004, the Company acquired a 72.18% interest in YSC, and accordingly the financial statements of the Company for the quarter ending June 30, 2004 will include the assets and liabilities (including bank debt of approximately the equivalent of US$2,500,000) of YSC on a consolidated basis. An opening set of financial statements for YSC is being prepared and audited at the closing date to enable consolidation into the Spur accounts for the June quarter. The Company has not guaranteed the liabilities of YSC.

Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. The Company has already advanced $700,000 of this amount for costs associated with the issue of the mining license, engineering and design work, of which $500,000 was advanced in Q1 2004 and $200,000 advanced during 2002.

The total investment to be made by the Company in YMC is US$25,561,000 over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of US$21,727,000 is to be invested over five years on a best efforts basis, as follows:

  a cumulative total of US$8,946,000 within two years of receipt of approval for the restructuredagreement;
  a cumulative total of US$16,614,000 within four years; and
  the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC's contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

If there is a conflict between the investment circumstances or market conditions and the investment schedule, the Company shall be entitled to make necessary adjustment to the investment schedule.

The key focus of activities in Q2 2004 include construction of the phosphoric acid plant at YSC which is scheduled to be commissioned in December 2004, detailed engineering studies for the expansion of the YSC fertilizer plant to 300,000 tpa, and the development of the phosphate mine and associated plant on a staged basis consistent with the planned fertilizer plant expansion. The Company is also engaging in an executive search to augment the management team in China at the YSC plant.

B. Business Overview

Yichang Integrated Phosphate Mining and Fertilizer Project

The Company's Yichang phosphate mining and fertilizer project in China is held through two separate joint ventures, YMC and YSC, with YMC holding the mining rights and assets, and YSC owning an existing fertilizer facility in Yichang. It is the Company's intention to merge the two joint ventures in the future, which will integrate phosphate rock mining with down stream chemical processing to produce high-analysis phosphate fertilizers for the China markets.

Regulatory Approvals. On December 19, 1996, the Yichang Prefecture Government approved the joint venture. On March 4, 1997, the Hubei Provincial Government completed its review and gave the project approval. Hubei Provincial Government and the Ministry of Chemical Industry filed an application to allocate Yichang phosphate mineral deposits for large-scale development and prohibit county level government and small-scale

15 of 42

mining operations from encroaching on the deposit. On November 21, 1997, the Chinese Ministry of Chemical Industry completed its review and gave the project approval. On March 2, 1998, the primary environmental review of the project was completed and approved by the Hubei Provincial Bureau of Environment. On August 27, 1998, the State Planning Commission held its Ministers' meeting on the project and gave the project approval. In February 1999, the State Council (China's Cabinet) gave the project final approval. On February 13, 1999 the State Planning and Development Commission issued a final letter of approval for the Yichang Phosphate Project.

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

In November 2000, both feasibility study and environmental impact assessment study on the Yichang project were completed. Both reports were submitted to Chinese government for regulatory approval. In March 2001, the environmental impact assessment study obtained approval from China's State Environmental Protection Bureau. In April 2002, the China' State Planning and Development Commission gave its final approval to the feasibility study.

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, YPCC. The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCC. The Chinese Ministry of Land and Mineral Resources gave its approval to this application in February 2003. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCC's contribution to the Yichang project.

In April 2004, the Supplementary Agreement respecting the restructuring of YMC was signed and application will be made for approval of the restructuring.

Technical Evaluations. The technical evaluation on the project consists principally of a feasibility study and environmental assessment impact study. These studies are essential in determine the viability of the project, in obtaining equity and debt financing, and in negotiating joint venture partnership.

In January 1999, the Company retained Jacobs Engineering Inc. ("Jacobs"), to undertake a feasibility study on the Yichang project. Jacobs Engineering Inc., a New York Stock Exchange listed company, is one of the world's largest engineering and construction services firms. Jacobs' phosphate engineering unit is located at Lakeland, Florida. Jacobs Engineering started the feasibility study on the Yichang phosphate project in collaboration with six international engineering firms. In the proposed study, the engineers and consultants examined in detail the project's geology, mining, beneficiation, slurry pipeline, chemical plants, infrastructure, environmental, and economic return. It provides capital and operating cost projections within a +/- 15% range of accuracy. The study was completed in October 2000, and concluded that the Yichang phosphate project is technically and economically feasible.

The feasibility study estimated the total initial capital cost for the project at US$371 million. The facilities are proposed to include a 2.2 million t/y mine operation, a beneficiation plan capable of producing 1.25 million t/y phosphate concentrate, a 126 km long pipeline to transport the phosphate concentrate, a chemical complex capable of producing 1 million t/y high-analysis DAP and NPK fertilizers, and a river jetty to ship in raw materials and to ship out finished products. Expenditures of sustaining (replacement) capital will begin in year 2 throughout the life of the project to maintain the operations at their rated capacities. Replacement capital is estimated to average about US$7.7 million/year. The cash production costs for DAP and NPK are estimated at US$93.6/tonne and US$85.0/tonne, respectively. The average cost for DAP in the US is US$146/tonne (The Fertiliser Institute, 1999 survey). The total cost of producing DAP for the Yichang project is estimated at US$132.0/tonne, allowing for general and administrative costs, value added tax, and depreciation. The IRR of

16 of 42

the project is estimated at 32.9% assuming 35% equity and 65% debt at 10% interest rate. The feasibility study obtained approval from China's State Planning Commission in April 2002.

In May 2000, the environmental impact study on the Yichang project was started jointly by the Hubei Environmental Research Institute, Wuhuan Chemical Engineering Corp. and three other collaborating engineering firms, and was completed in November 2000. The study concluded that the potential gas emissions, fluid discharges, and solid disposals from these proposed facilities all satisfy the standards set by Chinese environmental regulations. In particular, the study noted that the Yichang project's proposed chemical complex was designed based on the highest environmental standards in North America. A public opinion poll and survey were also conducted in the affected area. Approximately 130 local residents in different social and economical strata were randomly surveyed. Approximately 93.8% of those surveyed are aware of the Yichang project and approximately 97.9% support the project. The environmental impact study report was submitted to China Environmental Protection Bureau for review and approval. The approval was subsequently obtained in March 2001.

In 2001, Spur commissioned Jacobs to conduct further studies to examine different alternatives for project implementation and product mix. The purpose of these efforts is to further optimize the project economics and to make project more compatible with corporate strategies of potential strategic partners. In one scenario, Jacobs proposed to execute the project in two stages. In stage one, a fertilizer plant will be built, which would use purchased phosphoric acid. The construction of mining and phosphoric acid facilities will be started in stage two a few years after stage one is completed.

In 2003, James S. Spalding, a consultant for Jacobs, completed a report entitled "Summary Report on Yichang Integrated Phosphate Mining and Fertilizer Project, Hubei Province, China. This report was intended to be a summary of the Feasibility Study prepared by Jacobs in 1999, and an update of data to standards set by Canadian Securities Administrators National Instrument 43-101. The Executive Summary of the report is set out below. The full text of the report may be found with the Company's filings at www.sedar.com.

The Yichang Phosphate District area, roughly centered at 111 O 20'E. and 31 O 20'N., is located approximately 100 km NNW of the city of Yichang, Hubei Province, People's Republic of China. Five individual deposits are dedicated to the Yichang project for Spur Ventures Inc. This group of five deposits is more-or-less contiguous and stretches about 11 km in the north-south direction and about 17 km in the east-west direction. These individual deposits cover an area of about 45 km 2.

The phosphate ore is of sedimentary origin and contained in the Doushantuo Formation of Upper Sinian age (Upper Precambrian). The Doushantuo Formation is characterized as the oldest phosphatic sedimentary sequence in southern China deposited about 650 to 700 million years ago. In the five deposits under study, phosphate bed Ph1 3 is of primary economic importance. The floor material below this relatively flat laying phosphate bed is shale and the roof material is a competent dolomite. The phosphate bed is divided into three distinctly different layers, the combination of which determines the characteristics of the total ore section at any given location. The bottom layer is described as the "lower lean layer" and is composed of banded phosphorite and black potassic shale. The next layer is the high-grade section described as the "middle rich layer." It is composed of alternating bands of coarse and fine phosphorite. The upper-most layer is called the "upper lean layer" and is composed of alternating bands of phosphorite and dolomite. The thickness of each layer ranges from 0 to as much as 4 meters. There are locations where only a single layer is present (generally lower or upper lean) and other locations where only two layers are present.

The two primary deposits, Dianziping and Shukongping, with 121 and 46 drill sample sites respectively, have been adequately explored and contain a total of 75 million tonnes of proven and probable ore reserves at 24% P2O5. These in-situ tonnages were established with an ore grade cut-off of 12% P2O5 and an ore thickness cut-off of 1.5 metres. The two primary deposits have sufficient reserves to justify the 20-year project life. Reserves were defined by data from 121 sample sites at Dianziping and 46 sample sites at Shukongping.

17 of 42

The remaining three deposits are currently viewed as subsidiary deposits. They will serve as replacement "orebodies" for the primary orebodies which are currently scheduled for depletion approximately 20 years after initial large-scale operations are begun. The current level of exploration and development on the three properties can best be described as preliminary. Much work remains to be completed to fully characterize each of the deposits in preparation for exploitation design. The total measured and indicated resources of the three subsidiary deposits are 396.1 million tonnes with 20.8% P2O5.

Spur Ventures Inc. commissioned Jacobs Engineering Inc. (Jacobs) to conduct a feasibility study on the Yichang Phosphate Project. The feasibility study was completed in November 2000. In April 2002, Jacobs prepared a supplemental report that examined implementing the project in two phases with product mix alternatives, based on updated prices of raw materials and products.

The feasibility study proposed the development of the Yichang Phosphate Project with integrated mining and fertilizer production to convert Chinese phosphate resources into high analysis fertilizers. Rich phosphate ore will be extracted and upgraded at the mine site. The resultant concentrate will be transported 126 km by slurry pipeline to a chemical complex near the Yangtze River, where the phosphate is converted to diammonium phosphate (DAP) and complex fertilizer (NPK). The fertilizer products will be distributed to Chinese agricultural areas via the Yangtze River and the existing railroad system. Over the last six years, China has imported about 5 Mt/a of DAP, and the demand for NPK has increased.

The feasibility study was based on room-and pillar mining and heavy media separation as the method of producing a phosphate rock concentrate. The resultant concentrate would be ground into fine particles and pumped as high solids slurry to the Maojiagang chemical complex, about 23 km SE of Yichang City. In the chemical complex, the phosphate concentrate would be reacted with sulfuric acid to produce phosphoric acid and a phosphogypsum waste. Part of the phosphoric acid would be reacted with ammonia to produce 480,000 t/a DAP. The remaining phosphoric acid would be reacted with ammonia and potash to produce 528,000 t/a NPK. These high analysis granular fertilizers would be conveyed to the nearby storage and bagging facility adjacent to the jetty on the Yangtze River. Bulk and bagged fertilizer shipments would be dispatched via low cost water freight to various distribution centers and customers in China.

The feasibility study and the supplemental study demonstrated that the Yichang phosphate project is technically and economically feasible. Spur Ventures Inc. (Spur), a Canadian natural resource company headquartered in Vancouver, British Columbia, has the requisite Chinese government approvals at the local, provincial, and national levels, to take the lead role in developing the Yichang Phosphate Project. Spur Ventures Inc. will earn a 90% interest in the project by bringing the project into production. Spur's Chinese joint venture partner, the Yichang Phosphorous Chemicals Co. Ltd., a state-owned company, will earn a 10% interest in the Yichang Phosphate Project by contributing the mineral properties, land, and its early investment into the Yichang project. The mining permit application was started in the third quarter of 2002. A preliminary approval was obtained in the first quarter of 2003.

C. Organizational Structure

The following shows the structure of the Company's material subsidiaries.

18 of 42

Property, Plants and Equipment

The extent and nature of the Company's properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Suite 2684 – 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1L3	Company head office Approximately 1350 ft2	Leased Paying monthly
Yichang phosphate deposits Hubei, China	110 km from Yichang City Approximately 200 km2	Owned by Chinese government Optioned by the Company
Yichang fertilizer plant	Yichang Town, Yidu City, Yichang Municipality	Owned by YSC

Project history and status

Exploration programs (1973-1987)

1973-1977	Exploration and drilling on Lixi and Dingjiahe deposits,
1979-1982	Exploration and drilling on Dianziping deposit,
1986-1987	Exploration and drilling on Sukongping and Yinjiaping deposits.

Technical studies (1985-2002)

1985-1990	Ore beneficiation studies and large-scale pilot testing,
1985-1991	Phosphoric acid, MAP and DAP production tests, corrosion tests,
1988,	Pipeline transportation test and study,
1992,	Mining test and study,
1996-1997	Preliminary feasibility study,
1997-1998	Preliminary market and cost analysis,
1999,	Independent resource audit,
1999-2000	Feasibility study,
2000,	Environmental impact assessment study,
2001-2002	Project re-configuration and optimization studies.

Regulatory approvals (1996-2003)

1996,	Project approval from Yichang Prefecture Government,
1997,	Project approval from Hubei Provincial Government,
1997,	Project approval from Ministry of Chemical Industry,
1998,	Project approval from State Planning Commission,
1999,	Final project approval from the State Council (Chinese Cabinet),
2001,	Regulatory approval for the environmental study,
2002,	Regulatory approval for the feasibility study,
Feb. 2003	Preliminary approval for mining permit,
Nov. 2003	Provisional Business License Issued for YMC,
Dec. 2003	Provisional Business License Issued for YSC,

19 of 42

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP. The difference is disclosed in note 10 of the audited financial statements. These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc., Spur Ventures (BVI) Inc., International Phosphate Mining Corporation (International Phosphate) and Kunlun Potash Ltd. (Kunlun Potash). International Phosphate and Kunlun Potash were incorporated to carry out mineral exploration and development programs in China and are not material Spur Ventures (BVI) Inc. was deregistered during 2001 and is not material to he Company.

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company's latest annual consolidated financial statements and the notes thereto.

The Company's Critical Accounting Policies are as follows:

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral properties - The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assess if carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Stock based compensation - Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, the

20 of 42

opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003.

A. Operating Results

The Company's activities in the last five years can be divided into three different projects: (1) oil and gas investments in Canada, (2) the Yichang phosphate fertilizer project in China, and (3) the Golmud potash projects in China. The expenditures incurred in these projects are itemized in the Tables 5.1 to 5.4.

Table 5.1. Amount capitalized and expensed in relation to the natural gas operation
(in Canadian $)

Project - Natural Gas	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999
Amount capitalized
Balance brought forward	-	-	$-	$520,000	$520,000
Addition during the period					-
Amount written off	-	-	-	-	-
Disposition during the period	-	-	-	(520,000)	-
Balance carry forward	$-	$-	$-	$-	$520,000

Amortization
Balance brought forward	-	-	$-	$301,250	$270,000
Amortization for the period	-	-	-	6,510	31,250
Disposition during the period	-	-	-	(307,760)	-
Balance carry forward	$-	$-	$-	$-	$301,250
Net balance	$-	$-	$-	$-	$218,750

Table 5.2. The amount capitalized and expensed in relation to the China venture – Yichang Phosphate
(in Canadian $)

China Project - Yichang Phosphate	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999
Amount capitalized
Balance brought forward	$2,562,753	$2,251,568	$2,075,527	$1,026,838	$318,231
Addition during the period	43,782	311,185	176,041	1,048,689	708,607
Write-down during the period	(760,490)	-	-	-	-
Balance carry forward	$1,846,045	$2,562,753	$2,251,568	$2,075,527	$1,026,838

Amortization
Balance brought forward	$-	$-	$-	$-	$-
Amortization for the period	-	-	-	-	-
Balance carry forward	$-	$-	$-	$-	$-
Net balance	$1,846,045	$2,562,753	$2,251,568	$2,075,527	$1,026,838

Table 5.3. Amount capitalized and expensed in relation to the China venture - Golmud Potash
(in Canadian $)

China Project - Golmud Potash	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999
Amount capitalized
Balance brought forward	$-	$-	$151,807	$151,807	$148,778
Write down of mineral property	-	-	(151,807)	-	-

21 of 42

Addition during the period	-	-	-	-	3,029
Balance carry forward	$-	$-	$-	$151,807	$151,807

Amortization
Balance brought forward	$-	$-	$-	$-	$-
Amortization for the period	-	-	-	-	-
Balance carry forward	$-	$-	$-	$-	$-
Net balance	$-	$-	$-	$151,807	$151,807

Table 5.4. The amount capitalized in relation to the China ventures (in Canadian $)

China Projects	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999
Golmud Potash Projects – Net balance per Table 5.2 Yichang Phosphate Project – Net balance per Table 5.3	$ - 1,846,045	$ - 2,562,753	$ - 2,251,568	$ 151,807 2,075,527	$ 151,807 1,026,838
Total	$ 1,846,045	$ 2,562,753	$ 2,251,568	$ 2,075,527	$ 1,178,645

The following makes reference to loss for the year under Canadian GAAP and US GAAP. A reconciliation for loss for the year under Canadian GAAP and US GAAP is shown in Note 10 of the Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001.

Year Ended December 31, 2003 and Subsequent Events

The Company incurred a loss for the year of $1,310,054. The Company incurred a loss for the year under US GAAP of $589,746. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $760,490.

In November, 2003, the Company entered into an agreement with YPCC to purchase a 72.18% interest in a new joint venture called Yichang Spur Chemicals Ltd. ("YSC"). In December, 2003, the Company received government approval for the YSC joint venture. On April 20, 2004, the Company's interest in YSC was finalized based on closing adjustments as at December 31, 2003 and final negotiations. The Company's interest has been agreed at 72.18%, an increase from the previously announced 65%. YSC was formerly called Xinyuan Chemicals Ltd., but has been renamed and converted into a Sino-foreign joint venture company to accommodate the Company's participation.

The YSC joint venture owns a fertilizer plant in Yichang. The fertilizer plant has been operating substantially below its rated capacity of 100,000 tonnes of annual NPK production since being commissioned in 2000 due to shortages of phosphoric acid, a key ingredient for NPK fertilizer production. To earn its 72.18% interest in YSC, the Company agreed to contribute US$2,500,000 for construction of a 60,000 tpa phosphoric acid plant (the "acid plant"), and agreed to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company has advanced a first payment of US$1,250,000 ($1,658,534) in Q1 2004 and a second payment of US$1,250,000 has been made in Q2 2004 for the construction of the acid plant. The budget for construction of the acid plant is US$2,500,000, but the joint venture is considering increasing the size of certain of the equipment and infrastructure to accommodate future expansions, at an additional cost of approximately US$1 million. No decision has been made on any expansion of the fertilizer plant, other than construction of the acid plant, which will supply enough phosphoric acid for a 300,000 tpa fertilizer plant. Until the acid plant is commissioned, the YSC joint venture is not expected to be profitable. The Company also has agreed to pay interest on the existing debt of one of its partners for 5 years of approximately US$128,307 per year. However, the Company has no obligation to the repayment of debt of its partner.

22 of 42

As a result of the acquisition of an interest in the YSC joint venture, the terms of the original YMC joint venture were renegotiated since the new concept has the fertilizer plant being held and initially expanded under YSC. On April 20, 2004, the Company finalized the restructuring of the YMC joint venture, with the Company's interest in YMC adjusted to 78.72% with YPCC holding 21.28% . The original development plan for YMC called for Spur to earn a 90% interest in YMC by developing a 1 million tpa fertilizer plant integrated with the phosphate mine, originally estimated to cost approximately US$325 million.

The remaining principal assets of YMC are the phosphate deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the phosphate deposits and any expansion beyond 300,000 tonnes in annual capacity of the fertilizer plant, be undertaken under the YMC joint venture. Consequently, the estimated investment for the development of 700,000 tonnes of additional fertilizer plant capacity (the other 300,000 tonnes to be undertaken by YSC at the same site), plus the mine development and associated infrastructure has been reduced. The restructuring of the YMC joint venture was completed on April 20, 2004. Final government approval for the restructuring is expected shortly.

On April 20, 2004, the Company acquired a 72.18% interest in YSC, and accordingly the financial statements of the Company for the quarter ending June 30, 2004 will include the assets and liabilities (including bank debt of approximately the equivalent of US$2,500,000) of YSC on a consolidated basis. An opening set of financial statements for YSC is being prepared and audited at the closing date to enable consolidation into the Spur accounts for the June quarter. The Company has not guaranteed the liabilities of YSC.

Under the new terms of the YMC joint venture, the Company is required to make a US$3,834,000 capital contribution into YMC within three months of receipt of Chinese government approval for the restructuring. This amount represents the estimated cost of commissioning a mining facility capable of producing sufficient phosphate rock to supply at least a 100,000 tpa NPK fertilizer facility. The Company has already advanced $700,000 of this amount for costs associated with the issue of the mining license, engineering and design work, of which $500,000 was advanced in Q1 2004 and $200,000 advanced during 2002.

The total investment to be made by the Company in YMC is US$25,561,000 over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of US$21,727,000 is to be invested over five years on a best efforts basis, as follows:

  a cumulative total of US$8,946,000 within two years of receipt of approval for the restructuredagreement;
  a cumulative total of US$16,614,000 within four years; and
  the balance of US$25,561,000 within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC's contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1 million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

On June 22, 2004, the Company completed a brokered private placement of 11,000,000 units at $1.50 per unit, for gross proceeds of $16,500,000. Each unit consists of one share and one-half of one warrant, with each full warrant exercisable for two years at $1.50. A 6% commission was paid, and 330,000 broker's warrants were issued, each exercisable on the same terms as the warrants.

23 of 42

Year Ended December 31, 2002

The Company incurred a loss for the year of $245,872. The Company incurred a loss for the year under US GAAP of $557,057. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $311,185.

The following events occurred on the Company's Yichang phosphate project in 2002:

Following the completion of feasibility study on the Yichang phosphate project, Spur commissioned Jacobs Engineering Inc. to examine the project implementation and reconfiguration alternatives. The study was completed in April 2002. In the study, Jacobs proposed a two-phased project implementation plan. Phase I will involve the construction of an NPK fertilizer production facility, a river jetty and associated infrastructure to produce approximately 1.1 million t/y high-analysis phosphate fertilizer NPK by outsourcing phosphoric acid. Phase II will be started, when Phase I is in production, by backward integrating Phase I facilities into phosphate rock mining and phosphoric acid production. The reconfiguration reduces the initial capital requirement to approximately $120 million (including working capital) from the original $341 million.

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, YPCC. The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCC. The Chinese Ministry of Land and Mineral Resources gave its approval to this application in February 2003. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCC's contribution to the Yichang project.

In December 2002, Spur and YPCC signed joint venture contract. The joint venture contract mandates the both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Company, to develop the Yichang project. According to the contract, Yichang Maple Leaf Chemicals Company is owned 90% by Spur and 10% by YPCC.

To advance the Yichang project, Spur raised $2.5 million in May 2003 through non-brokered private placement in which 5 million units were issued at $0.50 per unit. Each unit is comprised of one share and one non-transferable warrant exercisable at $0.60 per share for two years. The warrants were exercised in December 2003 and January 2004.

Year Ended December 31, 2001

The Company incurred a loss for the year of $244,635. The Company incurred a loss for the year under US GAAP of $420,676. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $176,041.

The following events have occurred on the Company's Yichang phosphate project in 2001:

Environmental Impact Assessment Study Completed - Following the completion of the feasibility study on the Yichang project in October 2000, Spur further finished its Environmental Impact Assessment Study in early 2001. The environmental study was conducted jointly by Hubei Environmental Research Institute, Wuhuan Chemical Engineering Corp. and three collaborating engineering companies. The study concluded that the potential gas emissions, fluid discharges, and solid disposals from the proposed facilities all satisfy the standards set by Chinese environmental regulations. In particular, the study noted that the Yichang Project's proposed chemical complex was designed based on the highest environmental standards in North America. In March 2001, China State Environmental Protection Bureau finished its review and gave its final approval to the study.

Project Optimization Conducted - In 2001, Spur commissioned Jacobs Engineering to conduct further studies to examine different alternatives for project implementation and product mix. The purpose of these efforts is to further optimize the project economics and to make project more compatible with corporate strategies of

24 of 42

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

In 2001, the Company put the Golmud potash projects on hold and write off the project in the 2001 fiscal year in accordance with an Accounting Guideline "Enterprises in the Development Stage" which requires that when there has been a delay in development activity extending beyond three years, there is a presumption that a writedown of deferred development costs is necessary.

Year Ended December 31, 2000

The Company incurred a loss for the year of $49,281. The Company incurred a loss for the year under US GAAP of $999,532. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $1,048,689 and deferred taxes of $98,438.

The following events have occurred on the Company's Yichang phosphate project in 2000:

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

Year Ended December 31, 1999

The Company incurred a loss for the year of $222,444. The Company incurred a loss for the year under US GAAP of $920,017. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $711,636 and deferred taxes of $14,063. The following events have occurred on the Company's Yichang phosphate project in 1999.

Subsequent to the project approval from the Federal Planning Commission in August 1998, in February 1999 the State Council held special meetings to review major investment projects and gave final approval to the Yichang project, the giving the Company the exclusive right to develop the Yichang phosphate project.

In January 1999, Jacobs Engineering Inc. ("Jacobs") commenced with the feasibility study by sending a team of 6 engineers to Yichang to conduct field trip and technical due diligence on the Yichang project. In June 19999, the Company received Jacobs' conceptual report. The report indicates that the lower cost of phosphate rock should give the Yichang project a significant cost advantage over imported granular fertilizers. It also concluded that the Yichang project is technically feasible and no fatal flaws were discovered. Jacobs considers that the alternatives and configurations for the Yichang project are already well defined and elected to bypass the phase II of the feasibility study and to proceed with the final phase.

During fiscal year ending December 31, 1999 the Company received $73,691 after deduction of operating costs from its 5% working interest in its Ft. St. John gas wells joint venture.

25 of 42

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form for the periods of 2003 and 2002 and for the first quarter of 2004:

Year	Current assets	Total assets	Current liabilities
Q1 2004	$5,601,425	$7,479,745	$71,778
2003	$5,321,672	$7,194,380	$38,616
2002	$321,360	$2,884,113	$75,196

There were no long-term liabilities in the above-mentioned periods.

As at March 31, 2004, the Company had no long-term liabilities and had accounts payable and current accrued liabilities of $71,778 against cash and other current assets of $5,601,425.

As at December 31, 2003, the Company had no long-term liabilities and had accounts payable and current accrued liabilities of $38,616 against cash and other current assets of $5,321,672.The increase in current assets was attributed to a partial subscription of a $2.5 million private placement, which was closed on May 13, 2003. Management acknowledges that if the Yichang phosphate property proves to be successful then it will require significant equity and debt financing. There is no assurance that the company will be successful in raising this finance.

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

Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months. The Company's working capital will be used to finance the Company's effort of evaluating financing alternatives for the Yichang projects. When necessary, the Company may in the future conduct equity financing to supplement its working capital to advance the Yichang project. For the future major project financing, the Company will rely on any or a combination of the equity financing, bank loans, and participation of strategic partners.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Not applicable.

26 of 42

E. Off Balance Sheet Arrangements

The Company's 72.18% owned joint venture subsidiary YSC has committed to take over the existing loans and liabilities of the former operators of the fertilizer plant held by YSC. The amount of this debt is estimated at US$2.5 million, but has not been finally determined, pending an audit of YSC as of the closing date. The amount of the debt will be consolidated into the financial statements of the Company for the quarter ended June 30, 2004. In addition, the Company also agreed to pay for the interest of a loan borrowed by one of the equity partners of YSC for the upcoming years 2004 to 2008 of approximately US$128,307 per year.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligation	Payments due by Period (1)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Obligations under YMC Agreement(2)	US$3,834,000	US$3,834,000	Nil	Nil	Nil
Obligations to YSC Partner (estimated)	US$641,535	US$128,307	$236,614	$236,614	Nil
Obligations under YSC Joint Venture	US$2,500,000	US$2,500,000	Nil	Nil	Nil
Rent on Office Head office	$33,966	$29,114	$4852	Nil	Nil

(1)	From June 30, 2004
(2)	Pursuant to YMC Joint Venture Agreement dated April 20, 2004

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Certain biographical information about each director and executive officer of the Company is set forth below:

Steven G. Dean, Age 45 - Director and Chairman of the Board since June 2003.
Mr. Dean is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. He has extensive experience in mining, most recently as President of Teck Cominco Limited to July, 2002. He is also Chairman of Amerigo Resources Ltd., a copper production company with a tailings retreatment facility near Santiago, Chile and whose shares are traded on the Toronto Stock Exchange.

Y.B. Ian He, Age 42 – Director and President since August 1995.
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

Robert G. Atkinson, Age 64 – Director since March 1996, Vice Chairman since June 2003
Mr. Atkinson has been in the investment industry for over 30 years. He is former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd., a Canadian investment dealer. He now serves as Director of Trimin Capital Inc., a Toronto Stock Exchange listed holding company. Mr. Atkinson also serves as a Director of Quest Capital Corp, a Toronto Stock Exchange listed company whose business emphasis is in merchant banking. Quest Capital Corp. is the Company's largest shareholder. Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963.

27 of 42

David Cohen, Age 42 – Director since June 2003.
He is the President and CEO of Northern Orion Explorations Inc. and a director of a number of public and private international companies. He started his professional career in 1981 with Anglo American Corporation in operations on the diamond and gold mines in South Africa. After a period in chemical plant design and project management he joined Fluor Daniel in 1991, a leading international engineering and construction firm as Director, Business Development, leading international business development activities in the petroleum and mining sectors from the Fluor Daniel offices in California and Colorado. Mr. Cohen is a chemical engineer by training with an MBA in international corporate finance.

Dongdong Huang, Age 46 - Director since May 2004
Dr. Huang is a qualified lawyer in China and British Columbia, with extensive experience in negotiating joint ventures between North American and Chinese interests. He is recognized as an authority on Chinese law in Canada and represents a number of large Chinese state enterprises in their business transactions in Canada.

Ruston Goepel, Age 63 - Director since June 2003
Mr. Goepel is Senior Vice President, Raymond James Ltd. He entered the investment business in 1968 specializing in institutional sales with Pemberton Securities Ltd. and Dominion Securities. In 1989 he was a founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired by Raymond James Inc. Tampa, Florida, the 8th largest U.S. brokerage firm, in January, 2001.

Gordon Ewart, Age 62 – Director since June 1999
Mr. Ewart has been in the investment industry for 36 years and is currently CEO of A&E Capital Funding Inc., a TSX Venture Exchange listed company with investment in a number of companies, including the Company. Formerly, Mr. Ewart co-founded three merchant banks based in Toronto, Ontario and Bermuda: Resources Capital International, Paramount Funding Corp. and Grafco Ltd. These firms were utilized as investment vehicles to finance Canadian industrial and natural resource companies. In addition, Mr. Ewart has been a Director and senior officer at a Canadian investment dealer, specializing in institutional coverage. Mr. Ewart received his B.Sc. degree from Bishop's University.

David Black, Age 63 – Director since June 2000
Mr. Black is a retired corporate and securities lawyer and an associate of DuMoulin Black, a law firm established in 1966 providing corporate, securities and finance services to natural resource and commercial/industrial companies.

Jeffrey Giesbrecht, Age 35 – Secretary since October 2003
Mr. Giesbrecht received his degree in Engineering Geophysics in 1989 and his law degree in 1994. Since being called to the bar in 1995, he has practiced primarily securities and mining law, and since 1998 has been self-employed as general counsel to a number of mining exploration companies listed on the American Stock Exchange, Toronto Stock Exchange and TSX Venture Exchange.

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

B. Compensation

The following sets forth for the fiscal year ended December 31, 2003 the compensation of each of the directors and executive officers of the Company who received compensation, and all of the executive officers and directors as a group. All amounts are shown in Canadian dollars.

28 of 42

Individual	Position	Compensation
Steven Dean	Chairman, Director	$ 63,871
Robert G. Atkinson	Vice Chairman, Director	$ 57,833
Y. B. Ian He	President, Director	$ 84,727
Executive Officers & Directors as a Group		$206,431

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

The Board of Directors of the Company adopted a Stock Option Plan for the granting of stock options to the officers, employees and Directors (the "Stock Option Plan") on June 10, 1997. The amendments to the Stock Option Plan were approved in the Company's annual general meeting on June 18, 2001. The maximum number of Common Shares, which may be issued pursuant to options granted under the amended Stock Option Plan, is 3,589,865 shares in the capital of the Company. The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, member approval is not required for the grant of stock options if granted in accordance with the policy. However, TSX Venture Exchange policy requires that any amendments to stock options granted be approved by a majority of the members at the annual general meeting excluding insiders and their associates.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors and management of the company:

Name of Director	Number of Options Granted	% of Total Options Granted in 2003	Exercise or Base Price ($/share)	Date of Grant	Expiration Date
Robert Atkinson	1,600,000	54.51	0.60	April 4, 2003	May 6, 2008
Ian He	400,000	13.63	0.60	April 4, 2003	May 6, 2008
W. David Black	100,000	3.41	0.60	April 4, 2003	May 6, 2008
Gordon D. Ewart	100,000	3.41	0.60	April 4, 2003	May 6, 2008
George H. Plewes	100,000	3.41	0.60	April 4, 2003	May 6, 2008
Steven Dean	335,000	11.41	1.20	June 19, 2003	June 19, 2008
Ruston Goepel	100,000	3.41	1.20	June 19, 2003	June 19, 2008
David Cohen	200,000	6.81	1.20	June 19, 2003	June 19, 2008
Total	2,935,000

During the most recently completed financial year, no stock options were re-priced under the Company's Stock Option Plan (the "Stock Option Plan").

As of May 3, 2004, the latest record date of the Company, the Company had issued and outstanding the following non-assignable stock options to purchase common shares at the purchase price shown. All prices are stated in Canadian dollars:

Name of Optionee	Number of Shares	Purchase Price	Expiration Date
Robert G. Atkinson, Director	1,600,000	$0.60	May 6, 2008
Robert G. Atkinson, Director	350,000	$0.90	June 18, 2006
David Black, Director	50,000	$0.90	October 18, 2005
David Black, Director	100,000	$0.60	May 6, 2008

29 of 42

Name of Optionee	Number of Shares	Purchase Price	Expiration Date
David Cohen	200,000	$1.20	June 19, 2008
Steven Dean, Director	335,000	$1.20	June 19, 2008
Gordon Ewart, Director	50,000	$0.90	October 18, 2005
Gordon Ewart, Director	100,000	$0.60	May 6, 2008
Ruston Goepel	100,000	$1.20	June 19, 2008
Y.B. Ian He, Director	350,000	$0.90	June 18, 2006
Y.B. Ian He, Director	300,000	$0.60	May 6, 2008
George H. Plewes	50,000	$0.90	November 19, 2006
George H. Plewes	100,000	$0.60	May 6, 2008
Total	3,685,000

As of May 3, 2004 the latest record date of the Company, the total options outstanding and exercisable is 3,685,000 shares, among which 635,000 options have an exercise price of $1.20, 850,000 options have an exercise price of $0.90 per share, and 2,200,000 options have an exercise price of $0.60 per share.

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

D. Employees

As at December 31, 2003, the Company employed seven people in its offices in Vancouver and in China.

E. Share Ownership

The Company is authorized to issue an unlimited number of common shares without par value, of which

30 of 42

28,289,328 are issued and outstanding, and an unlimited number of preferred shares without par value, of which none are issued.

As of May 3, 2004 the latest record date of the Company, the all directors, officers and employees of the Company as a group own and control 11.9% of the Company's common shares outstanding and will own and control 22.3% of the Company's common shares upon exercise of outstanding options.

	Amount Owned and Controlled(1)		Percent of Class
Identity of Owner	Total Amount	Breakdown	Now Outstanding	Fully Diluted
Robert G. Atkinson	1,998,800	195,800	6.92%	6.08%
		1,803,000(2)
Y.B. Ian He	557,120		1.93%	1.69%
Steven G. Dean	715,000		2.47%	2.17%
W. David Black	10,000		0.03%	0.03%
Ruston Goepel	170,000		0.59%	0.51%

1.
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 3, 2004, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

2.	1,803,000 shares are held in the name of Quest Investment Corp., of which Robert G. Atkinson is a Director.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. Set forth below is information concerning ownership of shares of the Companies voting securities, as of latest recording date on May 3, 2004. Quest Investment Corp., of which Robert Atkinson is a Director, beneficially owns 6.24% of the Company's common shares. All directors and officers of the Company as a group own 11.9% of the Company's common shares outstanding.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted
Robert G. Atkinson (including Quest Capital Corp.)	1,998,800	6.92%	6.08%
Officers & Directors as a group (excluding Robert G. Atkinson	1,452,120	5.02%	4.41%

As of May 3, 2004, the latest recording date, a U.S. depository holds approximately 6,622,097 of the Company's common shares, representing 22.92% of the total 28,889,328 common shares issued and outstanding on behalf of beneficial shareholders in the United States.

B. Related Party Transactions

For the twelve-month period ended December 31, 2003, the Company paid compensation of $63,871 to Steven Dean, the Chairman and a director of the Company. The Company paid compensation of $84,727 to Y.B. Ian He, the President and a Director of the Company. The Company paid compensation of $57,833 to Robert G. Atkinson, the Vice Chairman and a Director of the Company. The Company paid legal fees of $27,511 to a law firm of which a director was formerly a partner.

31 of 42

For the three-month period ended March 31, 2004, the Company paid compensation of $30,000 to Steven Dean, the Chairman and a director of the Company. The Company paid compensation of $22,000 to Y.B. Ian He, the President and a Director of the Company. The Company paid compensation of $15,000 to Robert G. Atkinson, the Vice Chairman and a Director of the Company. The Company paid compensation of $15,500 to James Zhang, the Chief Financial Officer of the Company. The Company paid legal fees of $2,606 to a law firm of which a director was formerly a partner.

Up to May 3, 2004 the Company knows of no officer or director of the Company, and no associate of an officer or director of the Company, has been indebted to the Company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Spur Ventures Inc. are incorporated by reference to this Annual Report:

  Management Responsibility for Financial Reporting
  Auditors' Report.
  Consolidated Balance Sheet at December 31, 2003 and 2002.
  Consolidated Statement of Operations and Deficit for the years ended December 31, 2003, 2002 and2001.
  Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001.
  Notes to Consolidated Financial Statements

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

B. Significant Changes

In April 2004, the Company finalized its interest in YSC and agreed with its joint venture partner for the amendment of the YMC joint venture. On June 22, 2004 the Company issued 11,000,000 units at a price of $1.50 for gross proceeds of $16,500,000, with each unit consisting of one share and one-half of one warrant. Reference is made to Item 4 for further detail on these and other corporate developments.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

The principal trading market for the Company's Common Shares is the TSX Venture Exchange (TSX-V) under the symbol "SVU". The following tables set forth for the periods indicated the high and low sales prices per share of the Company's Common Shares on the TSX-V.

TSX Venture Exchange (in Canadian Dollars)

32 of 42

Year	Period	High	Low
1999	1 year	1.15	0.46
2000	1 year	1.08	0.60
2001	Quarter 1 Quarter 2 Quarter 3 Quarter 4	1.05 0.75 0.70 0.42	0.65 0.57 0.57 0.27
2002	Quarter 1 Quarter 2 Quarter 3 Quarter 4	0.77 0.75 0.57 0.55	0.32 0.55 0.30 0.25
2003	Quarter 1 Quarter 2 Quarter 3 Quarter 4	0.75 1.25 1.30 1.78	0.33 0.60 0.82 0.80
2004	January February March April	1.93 1.75 1.90 1.89	1.41 1.45 1.57 1.57

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Article of Association of the Company has been filed as Exhibit 1.0 to the Company's Registration Statement on Form 20-F (Registration No. 0-29638), filed with the Securities and Exchange Commission. The Articles of Association were approved by shareholders on June 17, 2004.

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

33 of 42

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

An American, as defined in the Investment Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests in which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

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

The acquisition of certain Canadian businesses is excluded from the higher threshold set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation

34 of 42

services and cultural services (i.e.: the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses, music in print or machine readable form, radio, television, cable and satellite services; the publications, distributions, sale and exhibitions of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

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

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realised on the disposition of such shares unless such shares are "taxable Canadian Property" within the meaning of the Income Tax Act (Canada) ("Tax Act'), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year

35 of 42

period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident (b) the person with whom the nonresident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

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

F. Dividend and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. Subsidiary Information

Not applicable.

36 of 42

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Based on their evaluation as of December 31, 2003, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in 13a-14(c) and 15d-14(c) under the Securities and Exchange Act 1934) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has not made a formal determination as to whether the Company has an "audit committee financial expert" as defined below. The Board of Directors believes that the composition of the audit committee complies with current requirements, and the composition of the audit committee will be monitored to conform to changing regulation and best practices in the industry.

For purposes of this Item, an "audit committee financial expert" means a person who has the following attributes:

(1)	An understanding of generally accepted accounting principles and financial statements;

(2)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

37 of 42

(3)
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

(4)	An understanding of internal controls over financial reporting;

(5)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(1)
Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(2)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(3)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(4)	Other relevant experience.

ITEM 16B. CODE OF ETHICS

The Company has not yet adopted a "code of ethics" as defined below, and it has been advised that it is not yet required to do so. The Board of Directors believes that the Company's management policies comply with current requirements, and such corporate governance issues will be monitored to conform to changing regulation and best practices in the industry.

"code of ethics" means written standards that are reasonably designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)
Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;

(3)	Compliance with applicable governmental laws, rules and regulations;

(4)	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

(5)	Accountability for adherence to the code.

38 of 42

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid its auditors, PricewaterhouseCoopers, the following fees:

	Sept. 30
	2003	2002
Audit Fees	$20,000	$17,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	$40,000 (1)	Nil
(1) For due diligence relating to the acquisition of YSC.

The above listed services were approved by the Company's audit committee.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.0	Articles of Registrant(4)
1.1	Certificate of Incorporation of Braymart Development Corporation.(2)
1.2	Certificate of Name Change from Braymart Development Corporation to Spur Industries Corporation.(2)
1.3	Certificate of Name Change from Spur Industries Corporation to Spur Ventures Inc.(2)
1.4
Form 21 of the Registrant filed with the Registrar of Companies of the Province of British Columbia on January 31, 1995, canceling the existing Articles of the Company and adopting new Articles of the Company.(2)

2.4
Document of the National Development & Planning Commission No. JYC (2999) 159 – Notice of Forwarding the National Development & Planning Commission's Request for Examining and Approving the Project Proposal for Sino-Foreign Joint Venture Hubei Yichang Integrated Phosphate Mining and Fertilizer Project.(2)

2.5	Ministry of Chemical Industry Document – Official Letter on the Project Proposal for the Sino-Canadian Joint Venture Yichang Phosphorus Mines and Mineral Fertilisers Integrated Project.
Agreement between International Phosphate Mining Corporation and Yichang Phosphorous Chemical Industries Group Co.(1)
3.1
Acquisition Agreement dated November 9, 2003 between Spur Chemicals (BVI) Inc., Yidu Xinyuan Chemicals Co. Ltd., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Co. Ltd.(4)

3.2	Contract on Sino-Foreign Equity Joint Venture for creation of Yichang Spur Chemicals Ltd.(4)

39 of 42

3.3	Articles of Association of Yichang Spur Chemicals Ltd.(4)
3.4	Supplementary Agreement dated April 20, 2004 between Spur Chemicals (BVI) Inc., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Ltd.(4)
3.5	Supplementary Agreement II dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited (4)
3.6	Supplementary Agreement III dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited. (4)
12.1	Section 302 certification of CEO (4)
12.2	Section 302 certification of CFO (4)
13.1	Section 302 certification of CEO and CFO (4)

(1) Incorporated by reference to the Company's 1997 Registration Statement on Form 20-F (Registration No. 0-29638), filed on March 25, 1998.

(2) Incorporated by reference to the Company's Registration Statement on Form 20-F/A-1 (Registration No. 0-29638), filed on November 22, 1998.

(3) Incorporated by reference to the Company's 2000 Annual Report on Form 20-F/A-1 (Registration No. 0-29638), filed on June 30, 2001.

(4) Incorporated by reference to the Company's 2003 Annual Report on Form 20-F (Registration No. 0-29638), dated June 30, 2004.

During 2001, 2002, 2003 and up to June 30, 2004, the Registrant has filed the following reports on Form 6-K

Description
2001 Second Quarterly Financial Statements
2001 Third Quarterly Financial Statements
May 3, 2001 Press Release
July 11, 2001 Press Release
2001 First Quarterly Financial Statements
2001 Annual General Meeting Materials
2001 and 2000 Audited Financial Statements
March 26, 2002 Press Release
July 11, 2002 Press Release
2002 Second Quarterly Financial Statements
2002 Third Quarterly Financial Statements
May 14, 2003 Press Release
BC Form 45-902F, Report of Exempt Distribution
BC Form 53-901F, Material Change Report
BC Form 45-102F2, Resale of Securities
2002 Annual General Meeting Materials
2002 and 2001 Audited Financial Statements
2003 First Quarterly Financial Statements
May 15, 2003 News Release
June 27, 2003 News Release
July 31, 2003 News Release
2003 Second Quarterly Financial Statements
October 16, 2003 News Release
November 12, 2003 News Release
November 28, 2004 News Release
December 24, 2003 News Release
2003 Third Quarterly Financial Statements
January 16, 2004 News Release
2003 Annual General Meeting Materials

40 of 42

2003 and 2002 Audited Financial Statements
2004 First Quarter Financial Statements
April 21, 2004 News Release
April 29, 2004 News Release
May 7, 2004 News Release
June 3, 2004 News Release
BC Form 53-901F, Material Change Report
June 22, 2004 News Release
BC Form 53-901F, Material Change Report

41 of 42

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spur Ventures Inc.
(Registrant)

June 30, 2004	Y.B. Ian He
Date	CEO, President & Director

42 of 42

Spur Ventures Inc.
(an exploration stage company)

Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

(signed) Y.B. Ian He	(signed) James Zhang

Y.B. Ian He	James Zhang
President	Chief Financial Officer
April 29, 2004

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of
Spur Ventures Inc.

We have audited the consolidated balance sheets of Spur Ventures Inc. (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

April 2, 2004
(except for note 12, which is as at April 29, 2004)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Spur Ventures Inc. (an exploration stage company) Consolidated Balance Sheets As at December 31, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets

Current assets
Cash and cash equivalents	4,965,571	5,899
Marketable securities (note 4)	98,500	95,000
Accounts receivable and prepaid expenses	57,601	20,461
Due from joint venture partner (note 7)	200,000	200,000
	5,321,672	321,360
Fixed assets - net	26,663	-

Mineral properties (note 3)	1,846,045	2,562,753
	7,194,380	2,884,113

Liabilities

Current liabilities
Bank overdraft	-	19,990
Accounts payable and accrued liabilities	38,616	55,206

	38,616	75,196

Shareholders’ Equity

Capital stock (note 5)
Authorized
100,000,000 common shares without par value
100,000,000 preferred shares without par value

Issued
28,289,328 common shares (2002 - 17,949,328)	11,846,776	6,231,555

Stock options and warrants (note 5)	41,680	-

Deficit	(4,732,692)	(3,422,638)

	7,155,764	2,808,917

	7,194,380	2,884,113

Commitments and contingencies (note 11)

Subsequent events (note 12)

Approved by the Board of Directors

(signed) Y.B. Ian He	Director	(signed) Robert Atkinson	Director

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. (an exploration stage company) Consolidated Statements of Operations and Deficit For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Expenses
Amortization	5,178	-	-
Consulting fees	255,243	126,629	71,421
Interest expense	997	-	-
Loss on disposal of fixed asset	9,082	-	-
Management fees	27,833	50,000	50,000
Office and miscellaneous	45,552	24,011	31,616
Printing and mailing	13,582	(4,916)	8,560
Professional fees	123,361	68,416	38,253
Rent	31,009	29,669	32,683
Transfer agent and filing fees	21,501	7,702	11,391
Travel, advertising and promotion	68,190	6,735	29,340
Wage and benefits	3,235	-	-
Writedown of mineral properties	760,490	-	151,807
Writedown of marketable securities	6,000	7,000	43,484
	1,371,253	315,246	468,555

Other income
Interest income	38,845	3,259	19,299
Energy trust income	10,867	37,750	71,740
Foreign exchange gain	1,147	-	-
Net gain on disposal of marketable securities	10,340	28,365	132,881
	61,199	69,374	223,920

Loss for the year	(1,310,054)	(245,872)	(244,635)

Deficit - Beginning of year	(3,422,638)	(3,176,766)	(2,932,131)

Deficit - End of year	(4,732,692)	(3,422,638)	(3,176,766)

Basic and diluted loss per common share	(0.06)	(0.01)	(0.01)

Weighted average number of
common shares outstanding	22,265,095	17,949,328	17,852,001

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. (an exploration stage company) Consolidated Statements of Cash Flows For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Cash flows from operating activities
Energy trust income	10,867	37,750	71,740
Interest received	38,845	3,312	19,497
Interest paid	(997)	(81)	(507)
Amortization	5,178	-	-
Cash paid to suppliers and employees	(625,823)	(334,960)	(247,719)

	(571,930)	(293,979)	(156,989)

Cash flows used in investing activities
Feasibility study, project development	(43,782)	(311,185)	(176,041)
Purchase of fixed assets	(40,922)	-	-
Net purchase of marketable securities	(100,000)	(236,250)	(994,325)
Amounts due from joint venture partner	-	(200,000)	-
Disposal of marketable securities	100,840	655,565	1,002,028

	(83,864)	(91,870)	(168,338)

Cash flows from financing activities
Issue of common shares	5,635,456	-	92,625

Increase (decrease) in cash and cash
equivalents	4,979,662	(385,849)	(232,702)

Cash and cash equivalents -
Beginning of year	(14,091)	371,758	604,460

Cash and cash equivalents - End of year	4,965,571	(14,091)	371,758

The accompanying notes are an integral part of these consolidated financial statements.

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

1

Nature of operations

The main focus of the company is on the business of developing an integrated fertilizer business in China. The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

For the year ended December 31, 2003, the company had a loss of $1,310,054 (2002 - loss of $245,872), working capital of $5,283,056 (2002 - $246,164) and a deficit of $4,732,692 (2002 - deficit of $3,422,638). In addition, the company had a cash balance of $4,965,571 (2002 - overdraft of $14,091).

Management acknowledges that if the Yichang phosphate property proves to be successful then it will require significant equity and debt financing. Management believes that it can successfully raise financing for this project; however, there is no assurance that the company will be successful in raising this financing. Management considers that the company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months.

In addition, although the company has entered into preliminary agreements to secure the title of the mineral properties, these agreements are subject to contribution of capital by the company to earn its interest in the properties. Although these arrangements are in accordance with industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements before title can be guaranteed by the company.

2

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP, as disclosed in note 10.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Spur Ventures (BVI) Inc., International Phosphate Mining Corporation (International Phosphate) and Kunlun Potash Ltd. (Kunlun Potash). International Phosphate and Kunlun Potash were incorporated to carry out mineral exploration and development programs in China.

(1)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Marketable securities

Marketable securities are carried at the lower of cost and market value.

Income taxes

The company follows the asset and liability method for accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days of the original date of acquisition. To limit its exposure, the company deposits its funds with large financial institutions.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

(2)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during the year. The effect of exercise of share options and warrants would be anti-dilutive.

Translation of foreign currencies

All of the company’s foreign subsidiaries are considered fully integrated operations. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in loss for the year.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to the short periods to maturity. The fair value of investments is disclosed in note 4.

Stock option plan

The company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and non-directors and is determined as the fair value of the option at the date of grant using an option-pricing model and is credited to stock options and warrants within shareholders’ equity.

(3)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

3	Mineral properties

	2003	2002
	$	$
Mineral property expenditures
Yichang phosphate	1,846,045	2,562,753

Yichang phosphate

In 1996, the company entered into a preliminary agreement with Yichang Phosphorous Chemical Industries Group Co. Under the agreement, the company has obtained an exclusive right to develop the Yichang phosphate deposit, which is located in Hubei province in China. The company can earn a 90% interest in the property by taking the property to production. The Chinese government will earn a 10% interest by contributing land and the mineral rights.

In 1999, the company completed the preliminary feasibility study report conducted jointly by the Northern China Chemical Mine Planning and Design Institute and China Wuhuan Chemical Engineering Corp. Final project approval was also received from the Chinese government.

In November 2000, a feasibility study and an environmental impact assessment study were completed.

During 2001, the China Environment Protection Bureau approved the environmental study of the Yichang project. Letters of intent were signed with China Merchant Bank and China Agriculture Bank, contingent upon equity financing, to provide US$47 million bank loans and partial working capital line.

In April 2002, the feasibility study was updated by Jacobs Engineering Corporation.

In early 2002, the company commenced its application for a mining permit through its joint venture partner, Yichang Phosphorus Chemical Industries Company (Yichang). Preliminary approval (stage one) of the application has been received from the Chinese Ministry of Land and Resources. Stage two of the application is in progress.

In 2002, the company engaged Triennex Pty Ltd. of South Africa to arrange total project financing based on a pre-arranged success fee. In December 2002, the company signed separately with four banks in Yichang that they will provide bank loans to the Yichang project.

In December 2002, the company and its joint venture partner Yichang signed a joint venture contract that will result in the setting up of a joint venture company, Yichang Maple Leaf Chemicals Company, which is to undertake the development of the Yichang phosphate project.

(4)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

In December 2003, the company entered into a letter of intent with Yichang Phosphorous Chemical Industries Group Co. to acquire approximately a 65% interest in an existing fertilizer facility owned by Xinyuan Chemicals Ltd. in Yichang. The Xinyuan plant has the capacity to produce 100,000 tonnes per annum of sulphate-based NPK fertilizer. During 2003, $760,490 of deferred mineral property expenditures was written off, being the amount deferred in relation to the Jacobs Engineering Corporation study on the development of a plant, which due to the purchase of an existing fertilizer facility will no longer be required.

4	Marketable securities

		2003	2002
		$	$
	Energy trusts	98,500	95,000

Energy trusts

The company initially acquired energy trust units in 2001, and during 2002 and 2003 the company both acquired and disposed of a number of these units. At December 31, 2003, the remaining units held had a cost of $101,100 (2002 - $102,000) and, consistent with its accounting policy, the company has recognized a loss of $1,500 (2002 - $7,000) as a result of writing these investments down to their market value during the year. The trusts were sold in January 2004 for a small profit.

5

Capital stock

Authorized
            100,000,000 common shares without par value
            100,000,000 preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

Issued

	Number of
	common	Amount
	shares	$

December 31, 2001 and 2002	17,949,328	6,231,555
Exercise of stock options	300,000	210,000
Private placement	5,370,000	2,800,000
Exercise of warrants	4,670,000	2,802,000
Commission and finders’ fee	-	(196,779)
December 31, 2003	28,289,328	11,846,776

(5)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Stock options

Under the 2003 Employee Stock Option Plan, the company may grant options to its directors, officers, and service providers for up to 4,589,865 common shares or such additional amount as may be approved from time to time by the shareholders of the company. Under the plan, the exercise price of each option equals the market price of the company’s stock on the date of grant and an option’s maximum term is 10 years. The directors of the company may determine and impose terms upon which each option shall become vested in respect of option shares. All options outstanding at the fiscal year-end are currently vested.

A summary of the company’s options at December 31, 2003 and 2002 and the changes for the years then ended is presented below:

		2003		2002

		Weighted		Weighted
		average		average
	Options	exercise	Options	exercise
	outstanding	price	outstanding	price
		$		$
At January 1	1,000,000	0.90	1,325,000	0.90
Granted	3,185,000	0.79	-	-
Exercised	(300,000)	0.75	-	-
Cancelled/expired	-	-	(325,000)	0.90

At December 31	3,885,000	0.77	1,000,000	0.90

The following table summarizes information about the options outstanding and exercisable at December 31, 2003:

Weighted
		average	Weighted
	Options	remaining	average
Exercise	outstanding	contractual	exercise
price	and	life	price
$	exercisable	(years)	$

0.79 - 0.90	3,885,000	3.86	0.77

(6)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

The company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors where the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,715,463 (2002 - $nil) in respect of granted stock options to directors and employees. The fair value of the options granted has been calculated using the Black-Scholes option pricing method, using the following assumptions:

risk-free interest rate	4.44% per annum
expected life	5 years
expected volatility	86%
dividend yield	-

Pro forma information determined under the fair value method of accounting for stock options is as follows:

	2003	2002
	$	$
Loss for the year
As reported	(1,310,054)	(245,872)
Compensation expense	(1,715,463)	-

Pro forma loss for the year	(3,025,517)	(245,872)

Basic and diluted loss per share
As reported	(0.06)	(0.01)
Pro forma	(0.14)	(0.01)

Options granted to consultants in the year have been calculated using the Black-Scholes model based on the same assumptions. A charge of $21,445 (2002 - $nil) has been expensed in the year and credited to fair value of options and warrants within shareholders’ equity.

(7)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Warrants In connection with private placements, the company issued warrants as follows:

			2003		2002
			Weighted		Weighted
			average		average
		Warrants	exercise price	Warrants	exercise price
		outstanding	$	outstanding	$

	Outstanding - Beginning of
	year	-	-	-	-
	Granted	5,370,000	0.63	-	-
	Exercised	(4,670,000)	0.60	-	-
	Expired	-	-	-	-

	Outstanding - End of year	700,000	0.81	-	-

	Of the outstanding warrants, 400,000 with an exercise price of $0.60 expire in May 2005 and 300,000 with an exercise price of $1.10 expire in July 2005. Included in the warrants are 70,000 warrants issued as a finders’ fee. These have been valued at $20,235 using the Black-Scholes model and credited to stock options and warrants within shareholders’ equity.

6	Related party transactions Included in expenses are the following amounts paid to companies with common directors:

	2003	2002	2001
	$	$	$
Consulting fees (a)	255,243	76,129	71,261
Management fees (b)	27,833	50,000	50,000
Legal fees (c)	27,511	13,549	10,591
	310,587	139,678	131,852

a)	Directors of the company receive consulting fees for their management services. A total of $255,243 was paid in 2003 (2002 - $76,129; 2001 - $71,261).

b)	Management fees of $27,833 (2002 - $50,000; 2001 - $50,000) were paid to companies owned by a director.

c)	Legal fees of $27,511 (2002 - $13,549; 2001 - $10,591) were paid to a law firm of which a director is a partner.

(8)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

7

Due from joint venture partner

In 2002, the company advanced $200,000 to its joint venture partner, Yichang, that was to be converted into an investment in the joint venture company, Yichang Maple Leaf Chemicals Company, or returned to the company. During 2003, the joint venture company received regulatory approval for the mining rights the joint venture will undertake and the company continues to negotiate the final terms of the joint venture.

8

Segmented information

Management considers the exploration of phosphate and potash interests in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			2003

	China		Consolidated
	$		$
Current assets	5,321,672	-	5,321,672
Fixed assets - net	26,663	-	26,663
Mineral properties	-	1,846,045	1,846,045

Total assets	5,348,335	1,846,045	7,194,380

			2002

	Canada	China	Consolidated
	$	$	$
Current assets	321,360	-	321,360
Mineral properties	-	2,562,753	2,562,753

Total assets	321,360	2,562,753	2,884,113

(9)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

9	Income taxes A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2003	2002
	$	$
Income tax provision at statutory rates	(235,917)	(51,528)
Increase in taxes from:
Non-deductible items	2,882	1,338
Benefit of losses not recognized	233,035	50,190

	–	–

The company has a potential future tax asset of $491,056 (2002 - $505,000) that arises principally from non-capital tax losses available for carry-forward. Management believes the realization of income tax benefits related to these losses is not more likely than not to occur, and therefore, no future income tax asset has been recognized.

At December 31, 2003, the company has estimated non-capital losses for tax purposes of $1,233,000 (2002 - $1,117,000) with expiry dates as shown below:

$
2004	327,000
2005	98,000
2006	182,000
2008	117,000
2009	113,000
2010	396,000
1,233,000

(10)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

10	Differences between Canadian and U.S. generally accepted accounting principles

	a)	The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

	2003	2002
	$	$
Marketable securities - under Canadian GAAP	98,500	95,000
Adjusted for fair market value	3,600	-

Marketable securities - under U.S. GAAP	102,100	95,000

Mineral properties - under Canadian GAAP	1,846,045	2,562,753
Feasibility study/technical evaluation	(1,846,045)	(2,562,753)

Mineral properties - under U.S. GAAP	-	-

Capital stock - under Canadian GAAP	11,846,776	6,231,555
Compensatory escrow release value	697,500	697,500
Flow-through share premium	(135,000)	(135,000)

Capital stock - under U.S. GAAP	12,409,276	6,794,055

Deficit - under Canadian GAAP	(4,732,692)	(3,422,638)
Feasibility study/technical evaluation	(1,846,045)	(2,562,753)
Compensatory escrow release value	(697,500)	(697,500)
Deferred taxes	135,000	135,000
Fair market value of marketable securities	3,600	-

Deficit - under U.S. GAAP	(7,137,637)	(6,547,891)

(11)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

The impact on the consolidated statements of operations and deficit would be as follows:

		2003	2002	2001
		$	$	$
	Loss for the year -
	under Canadian GAAP	(1,310,054)	(245,872)	(244,635)
	Feasibility study/technical evaluation	(43,782)	(311,185)	(176,041)
	Mineral property written off in year	760,490	-	151,807
	Marketable securities	3,600	-	-

	Loss for the year -
	under U.S. GAAP before
	comprehensive income adjustments	(589,746)	(557,057)	(268,869)
	Adjustment to arrive at
	comprehensive income
	Unrealized recovery on
	investments	-	-	(59,941)

	Comprehensive loss	(589,746)	(557,057)	(328,810)

	Loss per common share -
	under U.S. GAAP before
	comprehensive income adjustments	0.02	0.03	0.06

b)

Income taxes

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the tax deductibility of the qualifying expenditures is renounced, a temporary difference arises with the natural gas interests. A deferred tax liability is established in the amount of the tax benefit foregone, and tax expense is recorded for the difference between the deferred tax liability and the premium received upon issuance of the flow-through shares. This deferred tax liability reverses due to loss carry-forwards available.

c)

Accounting for stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since options are granted at exercise prices that are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost to be recognized by the company. As such, for each of the years in the three-year period ended December 31, 2003, there are no differences in accounting for stock options.

(12)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

d)

Mineral property expenditures

Mineral property expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses expenditures relating to unproven mineral properties as they are incurred. When proven and probable reserves are indicated as a bankable feasibility study for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured periodically to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

e)

Issue of escrow shares

U.S. GAAP requires that compensation expense be recorded for the excess of the quoted market price over the price granted to employees and directors under escrow share agreements that are based on more than mere passage of time and require performance. The compensation expense is recorded when the shares become eligible for release. Under Canadian GAAP, no compensation expense is recorded for such escrow share agreements.

f)

Supplemental cash flow information

Under U.S. GAAP, the direct method of presenting the consolidated statements of cash flows for 2003, 2002 and 2001 would not show exploration expenditures under investing activities. These balances of $43,782, $311,185 and $176,041, respectively, would instead be included in cash paid to suppliers and employees under operating activities. This would result in totals for 2003, 2002 and 2001 for cash paid to suppliers and employees of $669,605, $646,145 and $423,760, respectively.

g)

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 - “Stock-based Compensation and Other Stock-based Payments”, which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. The company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

h)

Marketable securities

For U.S. GAAP purposes, unrealized gains and losses for available-for-sale securities are included in comprehensive income, a separate component of shareholders’ equity, except where the decline in value is other than temporary in which case Canadian and U.S. GAAP are the same.

(13)

Spur Ventures Inc. (an exploration stage company) Notes to Consolidated Financial Statements December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

11	Commitments and contingencies

a)

In November 2003, the company entered into an agreement with a Chinese partner to acquire a 65% interest in a joint venture company, Yichang Spur Chemicals Ltd. (YSC). YSC acquired a 100% interest in an existing fertilizer facility in Yichang, China. The company must make the initial investment in YSC of US$1.25 million (paid January 6, 2004) within 10 days of the issuance of a business license (the license was issued on December 23, 2003) and will make a further payment of US$1.25 million (subject to a final net asset valuation based on the audited financial statements) within 90 days of the first instalment. The company has also committed to pay interest on the existing debt of one of the YSC partners for the upcoming years 2004 to 2008 of US$128,307 per year.

The acquisition is expected to be completed in April 2004.

	b)	During the upcoming years, the company has the following rental commitments:

		$
	2004	27,210
	2005	27,210

12

Subsequent events

In January 2004, the company paid the first instalment of US$1.25 million to acquire an existing fertilizer facility in Yichang. The acquisition was completed in April 2004 and the funds are currently held in trust to be disbursed as the company’s management considers necessary.

On April 27, 2004, the company announced the agreed restructuring of the terms of the Yichang Maple Leaf Chemicals Company joint venture. The estimated investment for the development of 700,000 tonnes of fertilizer plus the mine development and associated infrastructure has been reduced to US$93 million (from US$325 million) over the next five years. Accordingly, the company’s interest will be adjusted to 79%.

In April 2004, closing was finalized on the YSC acquisition. After completion of final due diligence and audit of the accounts of the Xinyuan plant, the company’s ownership has been agreed at 72%, an increase from the percentage previously anticipated of 65%.

Other subsequent events are recorded in note 4.

(14)