Form 20-F/A
period 2003-12-31
SPUR VENTURES INC
filed 2004-09-20
CIK 1058806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NUMBER 1 TO
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

Item 17:  ☒  Item 18:   ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

1 of 42

2 of 42

EXPLANATORY NOTE REGARDING AMENDED FORM 20-F

This amendment No. 1 to Form 20-F for the year ended December 31, 2003 has been filed to amend certain disclosure regarding the Company's Chinese integrated fertilizer project. In particular, the disclosure is intended to clarify that certain financial projections for the company's project made in 2000 and subsequently are no longer applicable since, as previously disclosed, the Company restructured its development plan in 2003. This amendment is made pursuant to comments received from the Staff of the British Columbia Securities Commission.

This amendment No. 1 on Form 20-F does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above and certain other minor underlined amendments.

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

	Year ended	Year ended	Year ended	Year ended	Year ended
	31/12/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999
Natural gas income	$$0.00	$0.00	$0.00	$27,686	$73,691
Interest income	38,845	3,259	19,299	46,229	94,170
Other gain (loss)*	10,340	28,365	132,881	199,017	-
Net loss from continuing operations	-1,310,054	-245,872	-244,635	-49,281	-222,444

Basic and diluted loss per share	-0.06	-0.01	-0.01	0.00	-0.01

Total assets	7,194,380	2,884,113	3,128,433	3,256,797	3,397,009
Net assets	7,155,764	2,808,917	3,054,789	3,206,799	3,225,855
Long term obligations	-	-	-	-	-
Capital stock	11,846,776	6,231,555	6,231,555	6,138,930	6,108,705
Weighed average shares	22,265,095	17,949,328	17,852,001	17,673,078	17,634,328
Cash dividends per common share	-	-	-	-	-
* Net gain on disposal of marketable securities.

The Company's financial statements have been prepared in accordance with Canadian GAAP
List below are the reconciled amounts under U.S. GAAP:

6 of 42

	Year ended	Year ended	Year ended	Year ended	Year ended
	12/31/2003	12/31/2002	12/31/2001	12/31/2000	31/12/1999
Loss for the year - under Canadian GAAP	$(1,310,054)	$(245,872)	$(244,635)	$(49,281)	$(222,444)
Feasibility study / technical evaluation	(43,782)	(311,185)	(176,041)	(1,048,689)	(711,636)
Mineral property write-off	760,490	-	151,807	-	-
Marketable securities	3,600	-	-	-	-
Deferred taxes	-	-	-	98,438	14,063
Loss for the year - under U.S. GAAP
before comprehensive income adjustments	(589,746)	(557,057)	(268,869)	(999,532	(920,017)

Adjustments to arrive at comprehensive
income:
Unrealized gain on marketable securities	-	-	(59,941)	59,941	-
Comprehensive income (loss)	(589,746)	(557,057)	(328,810)	(939,591)	(920,017)

Basic and diluted loss per common share
under U.S. GAAP
before comprehensive income adjustments	(0.0	(0.03)	(0.06)	(0.05)	(0.05)
Total assets – under U.S. GAAP	5,351,935	321,360	876,865	1,029,463	2,218,364
Shareholders' equity - under U.S. GAAP	5,313,319	246,164	803,221	1,039,406	1,948,772

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

In December 2002, Spur and YPCC signed a joint venture contract. The joint venture contract mandates both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. ("YMC"), to develop the Yichang project. According to the contract, YMC was to be owned 90% by Spur and 10% by YPCC.

In November, 2003, the Company entered into an agreement with YPCC to purchase a 65 percent interest in a new joint venture called Yichang Spur Chemicals Ltd. ("YSC"). In December, 2003, the Company received government approval for the YSC joint venture. On April 20, 2004, the Company's interest in YSC was finalized based on closing adjustments as at December 31, 2003 and final negotiations. The Company's interest has been agreed at 72.18%, an increase from the previously announced 65%. YSC was formerly called Xinyuan Chemicals Ltd., but has been renamed and converted into a Sino-foreign joint venture company to accommodate the Company's participation.

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

  a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;

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

In January 1999, the Company retained Jacobs Engineering Inc. ("Jacobs"), to undertake a feasibility study on the Yichang project. Jacobs Engineering Inc., a New York Stock Exchange listed company, is one of the world's largest engineering and construction services firms. Jacobs' phosphate engineering unit is located at Lakeland, Florida. Jacobs Engineering started the feasibility study on the Yichang phosphate project in collaboration with six international engineering firms. In the proposed study, the engineers and consultants examined in detail the project's geology, mining, beneficiation, slurry pipeline, chemical plants, infrastructure, environmental, and economic return. It provides capital and operating cost projections within a +/- 15% range of accuracy. The study was completed in October 2000, and concluded that the Yichang phosphate project, as it was then conceived, was technically and economically feasible.

The feasibility study estimated the total initial capital cost for the project at US$371 million. The facilities were proposed to include a 2.2 million t/y mine operation, a beneficiation plan capable of producing 1.25 million t/y phosphate concentrate, a 126 km long pipeline to transport the phosphate concentrate, a chemical complex capable of producing 1 million t/y high-analysis DAP and NPK fertilizers, and a river jetty to ship in raw materials and to ship out finished products. Expenditures of sustaining (replacement) capital will begin in year 2 throughout the life of the project to maintain the operations at their rated capacities. Replacement capital was estimated to average about US$7.7 million/year. The cash production costs for DAP and NPK were estimated at US$93.6/tonne and US$85.0/tonne, respectively. The average cost for DAP in the US was US$146/tonne (The Fertiliser Institute, 1999 survey). The total cost of producing DAP for the Yichang project was estimated at US$132.0/tonne, allowing for general and administrative costs, value added tax, and depreciation. The feasibility study obtained approval from China's State Planning Commission in April 2002. Since the

16 of 42

acquisition of YSC, the feasibility study parameters have been changed sufficiently that the analysis is no longer relevant.

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

In 2003, James S. Spalding, a consultant for Jacobs, completed a report entitled "Summary Report on Yichang Integrated Phosphate Mining and Fertilizer Project, Hubei Province, China. This report was intended to be a summary of the Feasibility Study prepared by Jacobs in 1999. Again, since the acquisition of YSC, the project parameters have been changed sufficiently that the analysis is in the report is no longer relevant, and the report has been withdrawn.

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

The Company considers the Dianziping and Shukongping deposits to be the two primary deposits, with 121 and 46 drill sample sites respectively. The Company intends to update a resource calculation done in the Jacobs feasibility study to NI 43-101 standards once the rate of expansion of the YSC plant have been determined and the concomitant phosphate extraction rate has been determined.

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

17 of 42

It is intended that phosphate concentrate will be transported to the YSC plant. In the YSC plant, , the phosphate concentrate would be reacted with sulfuric acid to produce phosphoric acid and a phosphogypsum waste. The phosphoric acid would be reacted with ammonia and potash to produce NPK fertilizer. Thiss high analysis granular fertilizers would be conveyed to the nearby storage and bagging facility adjacent to the jetty on the Yangtze River. Bulk and bagged fertilizer shipments would be dispatched via low cost water freight to various distribution centers and customers in China.

18 of 42

C. Organizational Structure

The following shows the structure of the Company's material subsidiaries.

	Spur Ventures Inc.
	100%
	Spur Chemicals (BVI) Inc.

72.18%		78.72%
Yichang Spur Chemicals Ltd.		Yichang Maple Leaf Chemicals Ltd.

Property, Plants and Equipment

The extent and nature of the Company's properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Suite 2684 – 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1L3	Company head office Approximately 1350 ft2	Leased Paying monthly
Yichang phosphate deposits Hubei, China	110 km from Yichang City Approximately 200 km2	Owned by Chinese government Optioned by the Company
Yichang fertilizer plant	Yichang Town, Yidu City, Yichang Municipality	Owned by YSC

Project history and status

Exploration programs (1973-1987)

1973-1977	Exploration and drilling on Lixi and Dingjiahe deposits,
1979-1982	Exploration and drilling on Dianziping deposit,
1986-1987	Exploration and drilling on Sukongping and Yinjiaping deposits.

Technical studies (1985-2002)

1985-1990	Ore beneficiation studies and large-scale pilot testing,
1985-1991	Phosphoric acid, MAP and DAP production tests, corrosion tests,
1988,	Pipeline transportation test and study,
1992,	Mining test and study,
1996-1997	Preliminary feasibility study,
1997-1998	Preliminary market and cost analysis,
1999,	Independent resource audit,
1999-2000	Feasibility study,
2000,	Environmental impact assessment study,
2001-2002	Project re-configuration and optimization studies.

Regulatory approvals (1996-2003)

1996,	Project approval from Yichang Prefecture Government,
1997,	Project approval from Hubei Provincial Government,
1997,	Project approval from Ministry of Chemical Industry,
1998,	Project approval from State Planning Commission,

19 of 42

1999,	Final project approval from the State Council (Chinese Cabinet),
2001,	Regulatory approval for the environmental study,
2002,	Regulatory approval for the feasibility study,
Feb. 2003	Preliminary approval for mining permit,
Nov. 2003	Provisional Business License Issued for YMC,
Dec. 2003	Provisional Business License Issued for YSC,

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

20 of 42

the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Stock based compensation - Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003.

A. Operating Results

The Company's activities in the last five years can be divided into three different projects: (1) oil and gas investments in Canada, (2) the Yichang phosphate fertilizer project in China, and (3) the Golmud potash projects in China. The expenditures incurred in these projects are itemized in the Tables 5.1 to 5.4.

Table 5.1. Amount capitalized and expensed in relation to the natural gas operation (in Canadian $)

Project - Natural Gas	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999

Amount capitalized
Balance brought forward	-	-	$-	$520,000	$520,000
Addition during the period					-
Amount written off	-	-	-	-	-
Disposition during the period	-	-	-	(520,000)	-
Balance carry forward	$-	$-	$-	$-	$520,000

Amortization
Balance brought forward	-	-	$-	$301,250	$270,000
Amortization for the period	-	-	-	6,510	31,250
Disposition during the period	-	-	-	(307,760)	-
Balance carry forward	$-	$-	$-	$-	$301,250
Net balance	$-	$-	$-	$-	$218,750

Table 5.2. The amount capitalized and expensed in relation to the China venture – Yichang Phosphate (in Canadian $)
China Project - Yichang Phosphate	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999

Amount capitalized
Balance brought forward	$2,562,753	$2,251,568	$2,075,527	$1,026,838	$318,231
Addition during the period	43,782	311,185	176,041	1,048,689	708,607
Write-down during the period	(760,490)	-	-	-	-
Balance carry forward	$1,846,045	$2,562,753	$2,251,568	$2,075,527	$1,026,838

Amortization
Balance brought forward	$-	$-	$-	$-	$-
Amortization for the period	-	-	-	-	-
Balance carry forward	$-	$-	$-	$-	$-
Net balance	$1,846,045	$2,562,753	$2,251,568	$2,075,527	$1,026,838

21 of 42

Table 5.3. Amount capitalized and expensed in relation to the China venture - Golmud Potash

(in Canadian $)
China Project - Golmud Potash	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999

Amount capitalized
Balance brought forward	$-	$-	$151,807	$151,807	$148,778
Write down of mineral property	-	-	(151,807)	-	-
Addition during the period	-	-	-	-	3,029
Balance carry forward	$-	$-	$-	$151,807	$151,807

Amortization
Balance brought forward	$-	$-	$-	$-	$-
Amortization for the period	-	-	-	-	-
Balance carry forward	$-	$-	$-	$-	$-
Net balance	$-	$-	$-	$151,807	$151,807

Table 5.4. The amount capitalized in relation to the China ventures (in Canadian $)
China Projects	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999
Golmud Potash Projects – Net balance per Table 5.2 Yichang Phosphate Project – Net balance per Table 5.3	$ - 1,846,045	$ - 2,562,753	$ - 2,251,568	$ 151,807 2,075,527	$ 151,807 1,026,838
Total	$ 1,846,045	$ 2,562,753	$ 2,251,568	$ 2,227,334	$ 1,178,645

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

22 of 42

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

  a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;

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

23 of 42

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

24 of 42

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

25 of 42

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

The following financial statements of Spur Ventures Inc. are incorporated by reference to this Annual Report:

  Management Responsibility for Financial Reporting

  Auditors' Report.

  Consolidated Balance Sheet at December 31, 2003 and 2002.

  Consolidated Statement of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001.

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

38 of 42

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the past two fiscal years, the Company has paid its auditors, PricewaterhouseCoopers, the following fees:

	Sept. 30
	2003	2002
Audit Fees	$20,000	$17,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	$40,000(1)	Nil
(1)	For due diligence relating to the acquisition of YSC.

The above listed services were approved by the Company's audit committee.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.0	Articles of Registrant(4)
1.1	Certificate of Incorporation of Braymart Development Corporation.(2)
1.2	Certificate of Name Change from Braymart Development Corporation to Spur Industries Corporation.(2)
1.3	Certificate of Name Change from Spur Industries Corporation to Spur Ventures Inc.(2)
1.4	Form 21 of the Registrant filed with the Registrar of Companies of the Province of British Columbia on January 31, 1995, canceling the existing Articles of the Company and adopting new Articles of the Company.(2)
2.4	Document of the National Development & Planning Commission No. JYC (2999) 159 – Notice of Forwarding the National Development & Planning Commission's Request for Examining and Approving the Project Proposal for Sino-Foreign Joint Venture Hubei Yichang Integrated Phosphate Mining and Fertilizer Project.(2)
2.5	Ministry of Chemical Industry Document – Official Letter on the Project Proposal for the Sino-Canadian Joint Venture Yichang Phosphorus Mines and Mineral Fertilisers Integrated Project.
Agreement between International Phosphate Mining Corporation and Yichang Phosphorous Chemical Industries Group Co.(1)
3.1	Acquisition Agreement dated November 9, 2003 between Spur Chemicals (BVI) Inc., Yidu Xinyuan Chemicals Co. Ltd., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Co. Ltd.(4)
3.2	Contract on Sino-Foreign Equity Joint Venture for creation of Yichang Spur Chemicals Ltd.(4)

39 of 42

3.3	Articles of Association of Yichang Spur Chemicals Ltd.(4)
3.4	Supplementary Agreement dated April 20, 2004 between Spur Chemicals (BVI) Inc., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Ltd.(4)
3.5	Supplementary Agreement II dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited (4)
3.6	Supplementary Agreement III dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited. (4)
12.1	Section 302 certification of CEO and CFO
13.1	Section 906 certification of CEO and CFO

(1) Incorporated by reference to the Company's 1997 Registration Statement on Form 20-F (Registration No. 0-29638), filed on March 25, 1998.

(2) Incorporated by reference to the Company's Registration Statement on Form 20-F/A-1 (Registration No. 0-29638), filed on November 22, 1998.

(3) Incorporated by reference to the Company's 2000 Annual Report on Form 20-F/A-1 (Registration No. 0-29638), filed on June 30, 2001.

(4) Incorporated by reference to the Company's 2003 Annual Report on Form 20-F (Registration No. 0-29638), filed on July 8, 2004.

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

Spur Ventures Inc. (Registrant)

September 15, 2004	"Y.B. Ian He"
Date	CEO, President & Director

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