Form 20-F
period 2004-12-31
SPUR VENTURES INC
filed 2005-06-30
CIK 1058806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 39,889,328 Common Shares and no Preferred Shares.

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

Not applicable

2 of 31

	D.	Exemptions from Listing Standards for Audit Committee	29
	E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	29
ITEM	17.	FINANCIAL STATEMENTS	29
ITEM	18.	FINANCIAL STATEMENTS	29
ITEM	19.	EXHIBITS	29
SIGNATURES			31

GENERAL

Unless the context otherwise requires, the “Registrant,” “our,” and the “Company” means Spur Ventures Inc.

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

The forward looking statements contained herein are based on the Company's assumptions regarding world and Chinese economic and market conditions and the price of raw materials, including sulfur and potash. Among the factors that have a direct bearing on the Company's future results of operations and financial conditions are the successful development of the Company’s projects and a change in government regulations, leverage and debt service, competition, cost of certain raw materials, currency fluctuations and restrictions, technological changes, and other factors discussed herein. The Company's actual results of operations may vary significantly from the performance projected in the forward looking statements

3 of 31

GLOSSARY OF TERMS

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

Fault – Rock masses, when subject to forces, develop cracks and fissures. The two adjacent rock masses divided by the fissures move in different directions creating displacement. This phenomenon is called a fault.

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

Fold – When rock masses are subject to external forces, the strata or layers of the rock bend. This phenomenon is called a fold.

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

4 of 31

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

5 of 31

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five years ended December 31, 2004 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 2002, 2003 and 2004 included elsewhere in this Report.

Our financial statements have been prepared in accordance with generally accepted accounting standards in Canada and the notes to our financial statements provide a reconciliation to generally accepted accounting standards in the United States.

All amounts are shown in Canadian dollars.
Summary of Audited Annual Financial Statements of the Last Five Years.
All amounts are shown in Canadian dollars and prepared in accordance with Canadian GAAP.

	Year ended 12/31/2004	Year ended 12/31/2003	Year ended 12/31/2002	Year ended 12/31/2001	Year ended 12/31/2000
Sales Natural gas income Interest income Other gain (loss)* Net loss from continuing operations Basic and diluted loss per share Total assets Net assets Long term obligations	4,810,302 - 183,608 2,333 (2,633,513) (0.07) 28,114,960 21,341,587 -	- 38,845 10,340 (1,310,054) (0.06) 7,194,380 7,155,764 -	- 3,259 28,365 (245,872) (0.01) 2,884,113 2,808,917 -	- 19,299 132,881 (244,635) (0.01) 3,128,433 3,054,789 -	27,686 46,229 199,017 (49,281) 0.00 3,256,797 3,206,799 -

6 of 31

	Year ended 12/31/2004	Year ended 12/31/2003	Year ended 12/31/2002	Year ended 12/31/2001	Year ended 12/31/2000
Capital stock Weighed average shares Cash dividends per common share	27,550,651 34,667,716 -	11,846,77 22,265,095 -	6,231,555 17,949,328 -	6,231,555 17,852,001 -	6,138,930 17,673,078 -
* Net gain on disposal of marketable securities.

The Company's financial statements have been prepared in accordance with Canadian GAAP
List below are the reconciled amounts under U.S. GAAP:

	Year ended 12/31/2004	Year ended 12/31/2003	Year ended 12/31/2002	Year ended 12/31/2001	Year ended 12/31/2000
Loss for the year -
under Canadian GAAP	(2,425,755)	(1,310,054)	(245,872)	(244,635)	(49,281)
Feasibility study/technical evaluation	(62,204)	(43,782)	(311,185)	(176,041)	(1,048,689)
Mineral property written off in year		760,490		151,807
Interest Expenses related to construction	49,823
Deferred taxes					98,438
Loss for the year -
under U.S. GAAP before
comprehensive income adjustments	(2,438,136)	(593,346)	(557,057)	(268,869)	(999,532)
Adjustments to arrive at
comprehensive income
Marketable securities	(3,600)	3,600
Unrealized gain on marketable securities				(59,941)	59,941
Cumulative translation adjustment	408,187	-	-
Comprehensive loss	(2,033,549)	(589,746)	(557,057)	(328,810)	(939,591)

Basic and diluted loss per common share
under U.S. GAAP
before comprehensive income adjustments	(0.07)	(0.02)	(0.03)	(0.06)	(0.05)
Total assets – under U.S. GAAP	26,006,711	5,148,335	321,360	876,865	1,029,463
Shareholders’ equity - under U.S. GAAP	19,233,338	5,109,719	246,164	803,221	1,039,406

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

	1st Half 2005 (1)	2004	2003	2002	2001	2000
Rate at end of period	0.8111	0.8310	0.7738	0.6331	0.6279	0.6666
Average rate during period	0.8095	0.7682	0.7135	0.6369	0.6458	0.6733
High Rate	0.8346	0.8493	0.7738	0.6618	0.6695	0.6973
Low Rate	0.7872	0.7158	0.6350	0.6199	0.625	0.6413
(1) as of June 24th, 2005

7 of 31

On June 17, 2005, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as $0.8097 USD = $1.00 CDN.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on the Company’s business development, or constitute risk factors in respect of the Company’s financial performance.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China has a volatile economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government has recently implemented measures to control inflation, which is intended to have the effect of significantly restraining economic expansion. Consequently, there can be no assurance that the government’s pursuit of economic reforms will not be curtailed. It is also possible that inflation in China will cause the cost of the Company’s products to be uneconomic for the rural farming community making up the Company’s market.

Investment in China can be adversely affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could adversely affect the Company’s investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978. The general development pattern in the last 25 years shows that the political environment in China has been improving gradually. Circumstances such as a change in leadership, social or political disruption or unforeseen circumstances may affect significantly or encumber the Chinese government's abilities to pursue such policies.

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

Need to Obtain Permits and Licenses
The Company’s operations require governmental permits and licenses which may not be granted. The revision of the original YMC Joint Venture contract, for example, requires the approval of the Ministry of Commerce and the NDRC. Funds wired to YMC and ownership in the YMC phosphate deposits may be at risk, should the company not get the final approval from the government.

8 of 31

YMC 2004 business license renewal is still in application with Hubei Provincial Administration for Industry and Commerce (Hubei AIC), as the supplementary contract for registered capital reduction is being reviewed by the Ministry of Commerce (MofCom) and the National Development and Reform Commission (NDRC). The business license will be renewed when the supplementary contract is approved by the central government. Alternatively, the business license can be renewed once the 15% registered capital contribution is completed under the original YMC Joint Venture contract. With the total cash contribution of $15.7 million to YMC, investment to YSC and pre-YMC investments, the Company believes it has met the first 15% capital requirement under the original YMC Joint Venture contract. Hubei AIC has recently informed the Company that the investment to YSC ($3.3 million) can not be counted or transferred to YMC registered capital according to the laws and regulations of China and YMC original contract. The Company will need to contribute another $3.3 million in the near future to get the business license renewed under the original YMC Joint Venture contract. YMC was issued its business license on November 24, 2003 and under Chinese law and the YMC Joint Venture contract, the Company is obliged to contribute the first 15% of the its registered capital within 3 months of the issuance of its business license. Due to the application for the approval of the supplementary contract with the NDRC and MofCom, the Company had not paid its first 15% of the registered capital within the required 3 month time frame under the original YMC Joint Venture contract. Such a default has been known to MofCom and Hubei AIC which have verbally expressed their understanding and consent of the delay of the first 15% contribution by the Company. The Company was recently informed that Hubei AIC needs an extension of time for the Company to comply with the first 15% registered capital contribution to be issued by MofCom or a consent letter from Hubei provincial government. The Company has obtained verbal consent to such an extension of time from MofCom last year. The Company is working on obtaining the extension from the MofCom or the consent letter from Hubei provincial government.

Raw materials costs and transportation costs are rising. The continued rapid growth in the Chinese economy and the recovery of U.S. economy are driving up the prices of international commodities and transportation costs world wide. The profit of fertilizer producers are affected by rising raw material costs, increasing ocean freight and transportation costs within China.

The Company’s operations may encounter risks that are not insurable. The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the financial position of the Company.

Certain directors and officers may have conflicts of interest arising from similar positions they hold in other natural resource companies. It is possible that certain opportunities may be offered to both the Company and to such other companies, and further that such other companies may participate in the same opportunities in which the Company has an interest. In exercising their powers and performing their functions, the directors of the Company are required to act honestly and in good faith and in the best interest of the Company, and to exercise the care, diligence and skill of a reasonably prudent person.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia with the name “Braymart Development Corporation” on July 24, 1986. On July 31, 1987 the Company name was changed to “Spur Industries Corporation”. On September 22, 1987, the Company name was changed to “Spur Ventures Inc.” In December 1988, the Company conducted a public offering in Canada and became a reporting issuer under the British Columbia Securities Act. The Company was initially engaged in the prospecting and exploration of mineral and oil and gas properties in Canada. By early 1991, the exploration activities had ceased due to lack of capital. On July 31, 1991, the Vancouver Stock Exchange deemed the Company inactive and this status remained until February 16, 1996. In June 1994, a reorganization program was initiated to reactivate the

9 of 31

Company. The Company issued 900,000 units for proceeds of $135,000, with each unit comprising one common share and one warrant, exercisable into one additional share at $0.15. Between the years 1995 to 2002, the Company explored various opportunities in natural resources industry in China.

In early 2002, Spur commenced its application for a mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company ('YPCC”).

In December 2002, Spur and YPCC signed a joint venture contract. The joint venture contract mandates both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”), to develop the Yichang project. According to the contract, YMC was to be owned 90% by Spur and 10% by YPCC.

In November, 2003, the Company entered into an agreement with YPCC to purchase a 65 percent interest in a new joint venture called Yichang Spur Chemicals Ltd. (“YSC”). In December, 2003, the Company received government approval for the YSC Joint Venture. On April 20, 2004, the Company’s interest in YSC was finalized based on closing adjustments as at December 31, 2003 and final negotiations. The Company’s interest has been agreed at 72.18%, an increase from the previously announced 65%. YSC was formerly called Xinyuan Chemicals Ltd., but has been renamed and converted into a Sino-foreign Joint Venture company to accommodate the Company’s participation. The YSC Joint Venture owns a fertilizer plant in Yichang. The fertilizer plant has been operating substantially below its rated capacity of 100,000 tonnes of annual NPK production since being commissioned in 2000 due to shortages of phosphoric acid, a key ingredient for NPK fertilizer production. To earn its 72.18% interest in YSC, the Company agreed to contribute US$2,500,000 for construction of a 60,000 tpa phosphoric acid plant (the “acid plant”), and agreed to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company advanced a first payment of US$1,250,000 ($1,658,534) in Q1 2004 and a second payment of US$1,250,000 in Q2 2004 for the construction of the acid plant.

As a result of the acquisition of an interest in the YSC Joint Venture, the terms of the original YMC Joint Venture were renegotiated since the new concept has the fertilizer plant being held and initially expanded under YSC. On April 20, 2004, the Company finalized the restructuring of the YMC Joint Venture, with the Company’s interest in YMC adjusted to 78.72% with YPCC holding 21.28% . The original development plan for YMC called for Spur to earn a 90% interest in YMC by developing a 1 million tpa fertilizer plant integrated with the phosphate mine, originally estimated to cost approximately US$325 million.

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

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC’s contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow.

10 of 31

If there is a conflict between the investment circumstances or market conditions and the investment schedule, the Company shall be entitled to make necessary adjustment to the investment schedule.

During the year ended December 31, 2004, the Company incurred exploration and development costs of $62,204 (2003: $53,951) in relation to the YMC Joint Venture. As of December 31, 2004, the Company has capitalized exploration and development expenses of $2,108,249 in relation to the YMC Joint Venture.

While the Company is still working on getting the approval for reduction of capital from the Chinese central government, the Company has made several significant cash contributions in February and March 2005. Under the original contract, the government is obligated to transfer the mining license to YMC once the first 15% capital requirement is met. Hubei Provincial Administration for Industry and Commerce has recently informed the Company that the investment to YSC ($3.3 million) can not be counted or transferred to YMC registered capital according to the laws and regulations of China and YMC original contract. The Company will need to contribute another $3.3 million in the near future. The Company is currently pursuing the mining licenses transfer. Both the funds the Company contributed to YMC and the ownership in the phosphate deposits may be at risk, should the Company not get the approval for reduction of capital from the Chinese government eventually.

Although YMC is still waiting for the final approval of its restructuring from the Chinese government, the Company has decided to consolidate YMC into its 2004 financial statements, due to the significant investments it has made to YMC in the last quarter of 2004 and first quarter of 2005.

B.  Business Overview

Yichang Integrated Phosphate Mining and Fertilizer Project

The Company’s Yichang phosphate mining and fertilizer project in China is held through two separate joint ventures, YMC and YSC, with YMC holding the mining rights and assets, and YSC owning an existing fertilizer facility in Yichang. It is the Company’s intention to merge the two joint ventures in the future, which will integrate phosphate rock mining with down stream chemical processing to produce high-analysis phosphate fertilizers for the China markets.

C.  Organizational Structure

The following shows the structure of the Company’s material subsidiaries.

Spur Ventures Inc. was incorporated in British Columbia and is listed on TSX Venture Exchange; Spur Chemical was incorporated in British Virgin Island; Both Yichang Spur Chemicals Ltd. And Yichang Maple Leaf Chemicals Ltd. were joint ventures set up in China.

D.  Property, Plants and Equipment

The extent and nature of the Company’s properties are summarized in the table below:

11 of 31

Facility and location	Use and Size of Property	Owned/Leased & Term
Suite 2684 – 1055 Dunsmuir Street, Vancouver, BC, Canada V7X 1L3	Company head office Approximately 1350 ft2	Leased Paying monthly
Yichang phosphate deposits Hubei, China	110 km from Yichang City Approximately 200 km2	Owned by Chinese government Optioned by the Company
Yichang Maple Leaf Chemicals office	#114-19 Building, Yanjiang Blvd., Yichang City, Hubei Province, P. R. China	Leased Paying monthly Owned by JV partner YPCC
Yichang fertilizer plant	Yichang Town, Yidu City, Yichang Municipality, Hubei Province, P. R. China	Owned by YSC

Project history and status

1996	Project approval from Yichang Prefecture Government,
1997	Project approval from Hubei Provincial Government,
1997	Project approval from Ministry of Chemical Industry,
1998	Project approval from State Planning Commission,
1999	Final project approval from the State Council (Chinese Cabinet),
2001	Regulatory approval for the environmental study,
2002	Regulatory approval for the feasibility study,
Nov. 2003	Provisional Business License Issued for YMC,
Dec. 2003	Provisional Business License Issued for YSC
Apr. 2004	Acquisition of Xinyuan closed.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP. The difference is disclosed in note 17 of the audited financial statements. These consolidated financial statements include the accounts of the Company, its 72.18% owned joint venture company, Yichang Spur Chemicals Ltd. (YSC), since the date of acquisition, its 78.72% owned joint venture company which is awaiting approval of the Chinese authorities and which was consolidated commencing in the fourth quarter of 2004, Yichang Maple Leaf Chemicals Ltd. (YMC) and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). International Phosphate was incorporated to carry out mineral exploration and development programs in China. All significant inter-company transactions and accounts have been eliminated.

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

A.  Operating Results

The Company’s activities in the last five years can be divided into three different projects: (1) oil and gas investments in Canada, (2) the Yichang integrated phosphate fertilizer project in China, and (3) the Golmud potash projects in China. The expenditures incurred in the Yichang integrated phosphate fertilizer project are itemized in the table below:

12 of 31

	Year 2004	Year 2003	Year 2002
Yichang Phosphate Project - Net balance	$2,108,249	$2,046,045	$2,752,584

The following makes reference to loss for the year under Canadian GAAP and US GAAP. A reconciliation for loss for the year under Canadian GAAP and US GAAP is shown in Note 17 of the Consolidated Financial Statements for the years ended December 31, 2004, 2003, and 2002.

Year Ended December 31, 2004 and Subsequent Events

Overall Performance

  Appointment of CEO Dr. Robert J. Rennie. The Company appointed its first Chief Executive Officer Dr. Robert J. Rennie on March 3, 2005. Dr. Rennie has over 20 years of experience in the fertilizer business first in R&D with Esso Chemical and then with Agrium Inc. where he lead the successful growth of Agrium’s retail and wholesale investments in Argentina. Dr. Rennie retired from Agrium as Vice President, South America and VP of Corporate Relations. His industry and international experience will be a great benefit to Spur as it develops its fertilizer business in China.

  Operation. The company continues to focus on developing an integrated fertilizer business at planned stages and has been able to achieve operating cash breakeven and retain a key customer base while operating at 30% of current production capacity and facing challenges including rising raw material costs, pre-expansion maintenance and remediation costs and electricity shortage.

  Phosphoric Acid Plant. The construction and commissioning of a 60,000 tonnes per annum phosphoric acid plant was successfully completed in March 2005. The original budget for the phosphoric acid plant and related infrastructure was $5.57 million. In the course of detailed engineering it was determined that significant additional plant foundation was required due to poor soil conditions. In addition, the continued rapid growth in the Chinese economy has resulted in significant increases in the price of raw materials including steel and cement. The final estimated construction cost is $6.85 million, bringing the project within 23% of the original budget under difficult conditions. Construction took approximately 6 months, a substantially shorter timeframe than forecast, and significantly shorter than what would have been achievable in North America.

  Phosphate mineral deposits mining license. The restructuring of the YMC Joint Venture was completed on April 20, 2004. Although the Company has received the restructuring approval from the Yichang municipal government and Hubei provincial government, the Company is still working on getting the final approvals from the Chinese central government. In the mean time, the company has made several significant cash contributions to YMC registered capital account. According to the original agreement, once the Company meets the first 15% capital requirement, the government is obligated to transfer the mining licenses to YMC. Hubei Provincial Administration for Industry and Commerce has recently informed the Company that the investment to YSC ($3.3 million) can not be counted or transferred to YMC registered capital according to the laws and regulations of China and YMC original contract. The Company will need to contribute another $3.3 million in the near future. The Company is currently pursuing the mining licenses transfer.

  Cash Position. As of March 31, 2005, the Company had cash and cash equivalents of $12.3 million, of which $1.4 million is held in a Canadian bank. There is $10.9 million held in YMC registered capital account in China. The Company has complete control of the usage of the YMC registered capital account.

13 of 31

During the year ended December 31, 2004, the Company focused on developing an integrated fertilizer business in China. The phosphoric acid supply has been not reliable, because of limited availability. The company was working on the solution to build a 60,000 tonnes phosphoric acid plant for captive phosphoric acid supply. In the meantime, the company operates at a low capacity to keep operating cash flow breakeven and maintain a key customer base. Operating performance has been squeezed by rising raw materials prices and electricity shortage experienced in Yichang area in winter; however, the company’s cash basis continues to be breakeven and it has been able to increase its fertilizer product prices to the extent to which the market will bear.

During the year ended December 31, 2004, the loss of $2,425,755 increased from $1,310,054 during the year of 2003 primarily due to $1,257,040 in the non-cash stock-based compensation expenses during the period in accordance with new Stock Based Compensation Accounting Standards, and an increase in consulting fees from $255,243 in 2003 to $355,112 in 2004. The increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC Joint Venture and the engagement of additional officers and directors as the Company expands towards its objectives. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since the date of acquisition. The Company’s earnings from interest income increased to $183,608 in 2004 from $38,845 in 2003.

Year Ended December 31, 2003

The Company incurred a loss for the year of $1,310,054. The Company incurred a loss for the year under US GAAP of $589,746. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $760,490.

In November, 2003, the Company entered into an agreement with YPCC to purchase a 72.18% interest in a new joint venture called Yichang Spur Chemicals Ltd. (“YSC”). In December, 2003, the Company received government approval for the YSC Joint Venture.

Year Ended December 31, 2002

The Company incurred a loss for the year of $245,872. The Company incurred a loss for the year under US GAAP of $557,057. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of exploration expenditures of $311,185.

The following events occurred on the Company’s Yichang phosphate project in 2002:

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

In early 2002, Spur commenced its application for mining permit through its Chinese joint venture partner, YPCC. The application involves two stages. Stage one is to file an application to delineate the area covering the mineral deposits and to designate the deposits for development by Spur and YPCC. The Chinese Ministry of Land and Mineral Resources gave its approval to this application in February 2003. In stage two, an independent valuation will be conducted on the mineral property to give it a deemed value as part of YPCC’s contribution to the Yichang project.

In December 2002, Spur and YPCC signed joint venture contract. The joint venture contract mandates the both parties to set up a joint venture company, Yichang Maple Leaf Chemicals Company, to develop the Yichang

14 of 31

project. According to the contract, Yichang Maple Leaf Chemicals Company is owned 90% by Spur and 10% by YPCC.

B.  Liquidity and Capital Resources

The following table presents major Company financial data in summary form for the periods of 2004 and 2003 and for the first quarter of 2005:

Year	Current assets	Total assets	Current liabilities
Q1 2005	$14,088,644	$26,557,049	$4,321,512
2004	$16,776,067	$28,114,960	$5,802,275
2003	$5,121,672	$7,194,380	$38,616

There were no long-term liabilities in the above-mentioned periods.

As of March 31, 2005, the Company had a net working capital of $9,767,132, compared to $10,973,792 at December 31, 2004. During the period, a capital contribution of $12,880,000 was made to the YMC Joint Venture, which, together with the contribution of $2,816,000 made in prior periods. Depending upon the timing of expansion plans for its projects and the receipt of approval for the restructuring of YMC and the availability of bank financing in China, the current working capital and cash position of the Company will provide sufficient liquidity to meet the Company’s year 2005 operating requirements.

Starting in the second quarter of fiscal 2004, the Company generates revenue through phosphate fertilizer production. In June 2004, the Company raised $15,446,084 net cash through a brokered private placement. As of December 31, 2004, the Company had a net working capital of $10,973,792, compared to $5,283,056 at December 31, 2003. During the period, a capital contribution of $2,316,430 was made to the YMC Joint Venture, which, together with the contribution of $500,000 made in prior periods, is consolidated in the attached balance sheet.

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

C.  Research and Development, Patents and Licenses

Not applicable.

15 of 31

D.  Trend Information

Not applicable.

E.  Off Balance Sheet Arrangements

The company has no off balance sheet arrangement.

F.  Tabular Disclosure of Contractual Obligations

	Payments due by Period (1)
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank loan with Industry & Commerce Bank of China	2,187,069	2,187,069	Nil	Nil	Nil
Bank loan with Agricultural Bank of China	1,033,615	1,033,615	Nil	Nil	Nil
Obligations to YSC Partner (estimated)	$748,996	$748,996	Nil	Nil	Nil
Rent on Office Head office	$46,730	$15,577	$31,153	Nil	Nil
Rent on YMC office	$2,629	$2,629	Nil	Nil	Nil
(1)  From December 31, 2004

G.  Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided to Item 5.E and F, provided that the disclosure is made by: and issuer; a person acting on behalf of the issuer; an outside reviewer retained by the issuer making a statement on behalf of the issuer; or an underwriter, with respect to information provided by the issuer or information derived from information provided by issuer.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Certain biographical information about each director and executive officer of the Company is set forth below:

Steven G. Dean, Age 45 - Director and Chairman of the Board since June 2003.
Mr. Dean is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. He has extensive experience in mining, most recently as President of Teck Cominco Limited until his retirement in July 2002. He is also Chairman of Amerigo Resources Ltd., a copper production company with a tailings re-treatment facility near Santiago, Chile whose shares are traded on the Toronto Stock Exchange.

Robert J. Rennie, Age 55 –Chief Executive Officer and Director since March 2005
Dr. Rennie joined the Company as its first Chief Executive Officer in March of 2005 after taking early retirement from Agrium Inc. He served in several roles in Agrium including Vice President of New Products R&D and finally as Vice President of South America and Vice President of Corporate Affairs. He led Agrium’s entry into Argentina building the world’s largest single train urea plant, a joint venture with Spain’s Repsol-

16 of 31

YPF. He also turned around Agrium’s struggling retail business, Agroservicios Pampeanos. When he retired the South American operations accounted for 25% of Agrium’s profitability and were its most profitable corporate entities. Mr. Rennie serves as Vice Chairman of the Agriculture Committee of IFA and on the Board of Directors of the Alberta Agriculture Research Institute and the Latin American Research Centre of the University of Calgary. Dr. Rennie holds a PhD from the University of Minnesota.

John Van Brunt, Age 62 – Director and Vice Chairman since July 2004
Mr. Van Brunt was Chief Executive Officer of Agrium the world’s largest producer of nitrogen fertilizers until his retirement in 2003. He did the initial IPO of Cominco Fertilizers in 1993 building the company through mergers and acquisitions from $250M US sales to $3.0 Billion as it became known as Agrium Inc. At the time of his retirement he was Vice Chairman of the Agrium Board. Mr. Van Brunt is currently the Chairman of Paris-based International Fertilizer Industry Association and Chairman of the Board of Directors of The Fertilizer Institute in Washington.

Robert G. Atkinson, Age 65 – Director since March 1996, Vice Chairman since June 2003
Mr. Atkinson has been in the investment industry for over 30 years. He is former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd., a Canadian investment dealer. He now serves as Director of Trimin Capital Inc., a Toronto Stock Exchange listed holding company. Mr. Atkinson also serves as a Director of Quest Capital Corp, a Toronto Stock Exchange listed company whose business emphasis is in merchant banking. Quest Capital Corp. is the Company’s largest shareholder. Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963.

David Cohen, Age 43 – Director since June 2003
He is the President and CEO of Northern Orion Resources Inc. and a director of a number of public and private international companies. He started his professional career in 1981 with Anglo American Corporation in operations on the diamond and gold mines in South Africa. After a period in chemical plant design and project management he joined Fluor Daniel in 1991, a leading international engineering and construction firm as Director, Business Development, leading international business development activities in the petroleum and mining sectors from the Fluor Daniel offices in California and Colorado. Mr. Cohen is a chemical engineer by training with an MBA in international corporate finance.

David Black, Age 64 – Director since June 2000
Mr. Black is a retired corporate and securities lawyer and an associate counsel of DuMoulin Black, a law firm established in 1966 providing corporate, securities and finance services to natural resource and commercial/industrial companies.

Ruston Goepel, Age 63 - Director since June 2003
Mr. Goepel is Senior Vice President, Raymond James Ltd. He entered the investment business in 1968. In 1989 he was a founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired by Raymond James Inc. Tampa, Florida, a large U.S. brokerage firm, in January, 2001.

Michael Chen, Age 35 – Chief Financial Officer since October 2004
Mr. Chen has more than 10 years of financial management experience with large multi-national corporations in the United States, Canada and China, principally with Honeywell International Inc. and Goodrich Corporation, two U.S. Fortune 500 companies. Mr. Chen is a Certified Public Accountant in the U.S. and has a degree in International Finance from Beijing University and an MBA from the University of Arizona.

Y.B. Ian He, Age 43 – President and Director since August 1995
Mr. He joined the Company in 1995 serving as President and leading the Company into the Chinese mineral and fertilizer industries. Prior to joining the Company, Mr. He served as a Senior Process Metallurgist with Process Research Associates Ltd. in Vancouver. He also serves as a Director of Jinshan Gold Mines Inc., a mineral exploration company listed on TSX Venture Exchange. Mr. He obtained a Ph.D. degree from the University of British Columbia.

17 of 31

Dongdong Huang, Age 47 - Vice President, Corporate Relations and Director since May 2004
Dr. Huang is a qualified lawyer in China and British Columbia, Canada, with extensive experience in negotiating, structuring and managing joint ventures between North American and Chinese interests by working with some of the largest law firms in Canada such as Tory Tory, Fasken Martineau, and Smith Lyons since 1986. He is recognized as an authority on Chinese law in Canada and represents many public companies from North America in their business transactions in China. Mr. Huang obtained his B.A. from Wuhan University, LL.B. from York University, and LL.M. and LL.D. from University of Ottawa.

B.  Compensation

The following sets forth for the fiscal year ended December 31, 2004 the compensation of each of the directors and executive officers of the Company who received compensation and all of the executive officers and directors as a group. All amounts are shown in Canadian dollars.

Individual	Position	Compensation
Steven Dean	Chairman, Director	$120,000
John Van Brunt	Vice Chairman, Director	$25,000
Robert G. Atkinson	Vice Chairman, Director	$60,000
Y. B. Ian He	President, Director	$96,000
David Cohen	Director	$20,000
Michael Chen	Chief Financial Officer	$34,406
Dongdong Huang	VP Corporate and Legal, Director	$57,500
James Zhang	Former CFO	$22,500
Executive Officers & Directors as a Group		$435,406

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

The Board of Directors of the Company adopted a Stock Option Plan for the granting of stock options to the  officers, employees and Directors (the “Stock Option Plan”) on June 10, 1997. The amendments to the Stock  Option Plan were approved in the Company’s annual general meeting on June 18, 2001 and June 22, 2005. The  maximum number of Common Shares, which may be issued pursuant to options granted under the amended  Stock Option Plan, is 8,000,000 shares in the capital of the Company.  The Company may grant additional  stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies,  member approval is not required for the grant of stock options if granted in accordance with the policy.  However, TSX Venture Exchange policy requires that any amendments to stock options granted be approved by a majority of the members at the annual general meeting excluding insiders and their associates.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors and management of the  company:

18 of 31

Name of Optionees	Number of Options Granted	% of Total Options Granted in 2004	Exercise or Base Price ($/share)	Date of Grant	Expiration Date
Robert Atkinson	200,000	10.81	$1.50	July 23, 2004	July 23, 2009
Steven Dean	600,000	32.43	$1.50	July 23, 2004	July 23, 2009
Ruston Goepel	200,000	10.81	$1.50	July 23, 2004	July 23, 2009
David Cohen	200,000	10.81	$1.50	July 23, 2004	July 23, 2009
Dongdong Huang	200,000	10.81	$1.50	July 23, 2004	July 23, 2009
John van Brunt	250,000	13.51	$1.50	July 23, 2004	July 23, 2009
Michael Chen	200,000	10.81	$1.50	Oct.12, 2004	Oct. 12, 2009
Total	1,850,000	100

During the most recently completed financial year, no stock options were re-priced under the Stock Option Plan.

As of June 17, 2005, the latest record date of the Company, the Company had issued and outstanding the following non-assignable stock options to purchase common shares at the purchase price shown. All prices are stated in Canadian dollars:

Name of Optionee	Number of Shares	Purchase Price	Expiration Date
Robert Atkinson	350,000	$0.90	June 18, 2006
Robert Atkinson	1,600,000	$0.60	May 6, 2008
Robert Atkinson	200,000	$1.50	July 23, 2009
Ian He	350,000	$0.90	June 18, 2006
Ian He	300,000	$0.60	May 6, 2008
Steven Dean	335,000	$1.20	June 19, 2008
Steven Dean	600,000	$1.50	July 23, 2009
Ruston Goepel	100,000	$1.20	June 19, 2008
Ruston Goepel	200,000	$1.50	July 23, 2009
David Cohen	200,000	$1.20	June 19, 2008
David Cohen	200,000	$1.50	July 23, 2009
David Black	50,000	$0.90	Oct. 18, 2005
David Black	100,000	$0.60	May 6, 2008
Dongdong Huang	200,000	$1.50	July 23, 2009
John van Brunt	250,000	$1.50	July 23, 2009
Gong (Michael) Chen	200,000	$1.50	October 12, 2009
Robert Rennie	500,000	$1.80	March 1, 2010
Total	5,735,000

As of June 17, 2005 the latest record date of the Company, the total options outstanding and exercisable is 5,735,000 shares, among which 500,000 options have an exercise price of $1.80, 1,850,000 options have an exercise price of $1.50, 635,000 options have an exercise price of $1.20, 850,000 options have an exercise price of $0.90 per share, and 2,200,000 options have an exercise price of $0.60 per share.

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the

19 of 31

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

There are three committees under the Board: Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee. They all consist of three independent directors.

D.  Employees

The employees of the company for year 2004, 2003, and 2002 by location are as follows:

Location	Year 2004	Year 2003	Year 2002
Canada	1
China	135	7	3
Total	136	7	3

The increase in the employee number in China was attributable to the acquisition of Xinyuan Chemicals and the commencement of YSC Joint Venture in April 2004.

E.  Share Ownership

The Company is authorized to issue an unlimited number of common shares without par value, of which 40,597,662 are issued and outstanding, and an unlimited number of preferred shares without par value, of which none are issued.

As of June 17, 2005 the latest record date of the Company, the all directors, officers and employees of the Company as a group own and control 5.2% of the Company’s common shares outstanding and will own and control 16.9% of the Company’s common shares upon exercise of outstanding options.

20 of 31

Identity of Owner	Amount Owned and Controlled(1)	Percent of Class
		Now Outstanding	Fully Diluted
Steven G. Dean	915,000	2.25%	1.76%
Y.B. Ian He	557,120	1.37%	1.07%
Robert G. Atkinson	457,050	1.13%	0.88%
Ruston Goepel	170,000	0.42%	0.33%
W. David Black	10,000	0.02%	0.02%

1.
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 17, 2005 based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. Set forth below is information concerning ownership of shares of the Companies voting securities, as of latest recording date on June 17, 2005. All directors and officers of the Company as a group own 5.2% of the Company’s common shares outstanding. There is no single shareholder who has more than 5% of common shares outstanding.

Identity of Owner	Amount Owned and Controlled	Percent of Class
		Now Outstanding	Fully Diluted
Officers & Directors as a group	2,109,170	5.20%	4.05%

B.  Related Party Transactions

During the year ended December 31, 2004, the Company paid a total of $310,112 to a director and companies controlled by four directors (2003 - $255,243). The Company also paid consulting fees of $22,500 (2003: $nil) to an ex-officer. The Company paid management fees of $nil (2003: $27,833) to a company controlled by a director and legal fees of $25,542 (2003: $nil) to two officers and one legal firm associated with a director.

During the three-month period ended March 31, 2005, the Company paid consulting fees of $39,500 (2004: $97,500) to 2 companies controlled by directors (2004: 5). The Company also paid consulting fees of $3,745 (2004: $nil) to a company controlled by an officer.

Up to June 17, 2005 the Company knows of no officer or director of the Company, and no associate of an officer or director of the Company, has been indebted to the Company.

C.  Interests of Experts and Counsel

Not applicable.

21 of 31

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Financial Statements and Other Financial Information

The following financial statements of Spur Ventures Inc. are attached as Exhibit 99.1 in this Annual Report:

       Management Responsibility for Financial Reporting
       Auditors’ Report.
       Consolidated Balance Sheet at December 31, 2004 and 2003.
       Consolidated Statement of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002.
       Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
       Notes to Consolidated Financial Statements

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

B.  Significant Changes

On March 3, 2005, the Company appointed its first Chief Executive Officer Dr. Robert J. Rennie. Prior to joining the Company, Dr. Rennie was the Vice President of South American and Vice President of Corporate Affairs at Agrium.

ITEM 9.  THE OFFER AND LISTING

An annual report filed on Form 20-F requires the following information: The principal trading market for the Company’s Common Shares is the TSX Venture Exchange (TSX-V) under the symbol “SVU”. The following tables set forth for the periods indicated the high and low sales prices per share of the Company’s Common Shares on the TSX-V.

TSX Venture Exchange (in Canadian Dollars)

Year	Period	High	Low
2000	1 year	1.08	0.60
2001	1 year	1.05	0.27
2002	Quarter 1	0.77	0.32
	Quarter 2	0.75	0.55
	Quarter 3	0.57	0.30
	Quarter 4	0.55	0.25
2003	Quarter 1	0.75	0.33
	Quarter 2	1.25	0.60
	Quarter 3	1.30	0.82
	Quarter 4	1.78	0.80
2004	Quarter 1	1.93	1.41
	Quarter 2	1.89	1.30
	Quarter 3	1.70	1.31

22 of 31

Year	Period	High	Low
2004	Quarter 4	1.80	1.20
2005	January	1.45	1.24
	February	1.95	1.36
	March	1.90	1.51
	April	1.83	1.53
	May	1.79	1.57

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

The Article of Association of the Company has been filed as Exhibit 1.0 to the Company’s Registration Statement on Form 20-F (Registration No. 0-29638), filed with the Securities and Exchange Commission. The Articles of Association were approved by shareholders on June 17, 2004.

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

23 of 31

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

24 of 31

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

25 of 31

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

F.  Dividend and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

Documents referred to in this annual report on Form 20-F that have been filed with the SEC are available for review and copying at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I.  Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

26 of 31

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROL AND PROCEDURES

Based on their evaluation as of December 31, 2004, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in 13a-14(c) and 15d-14(c) under the Securities and Exchange Act 1934) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

ITEM 16.  RESERVED

A.  Audit Committee Financial Expert

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Audit Committee is also responsible for monitoring compliance with applicable laws and regulations and the systems of internal controls. The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Audit Committee. The Audit Committee may request any, Director, Officer or employee of the Company, or the Company’s outside counsel or independent auditor, to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Board has adopted an Audit Committee Chapter.

The Audit Committee reports to the Board. The full board is kept informed of the Audit Committee’s activities by a report following each Audit Committee meeting. The Audit Committee shall consist of not less than three Directors as determined by the Board, the majority of whom shall qualify as unrelated directors and who are free from any relationship that would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. The Company’s Audit Committee is presently comprised of Robert Atkinson, David Cohen and W. David Black. All three members of the Audit Committee are “financially literate”, meaning that they are able to read and understand the Company’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Robert Atkinson, Chairman of the Audit Committee, has accounting or related financial management expertise.

The Board of Directors of the Company has not made a formal determination as to whether the Company has an “audit committee financial expert” as defined below. The Board of Directors believes that the composition of

27 of 31

the audit committee complies with current requirements, and the composition of the audit committee will be monitored to conform to changing regulation and best practices in the industry.

For purposes of this Item, an “audit committee financial expert” means a person who has the following attributes:

(1)	An understanding of generally accepted accounting principles and financial statements;

(2)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(3)
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

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

B.  Code of Ethics

The Company has adopted a “code of ethics” as defined below, and it has started implementation among the employees. The Board of Directors believes that the Company’s management policies comply with current requirements, and such corporate governance issues will be monitored to conform to changing regulation and best practices in the industry.

“code of ethics” means written standards that are reasonably designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2)
Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;

(3)	Compliance with applicable governmental laws, rules and regulations;

28 of 31

(4)	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

(5)	Accountability for adherence to the code.

C.  Principal Accountant Fees and Services

During the past two fiscal years, the Company has paid its auditors, PricewaterhouseCoopers, the following fees:

ITEMS	2004	2003
Audit Fees	$20,00	$17,500
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	$40,000 (1)	Nil

(1)  For due diligence relating to the acquisition of YSC.

The above listed services were approved by the Company's audit committee.

D.  Exemptions From Listing Standards For Audit Committee

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of Multilateral Instrument 52-110 De Minimis Non-audit services (“MI 52-110”) under TSX Venture Exchange, or an exemptions from MI52-110, in whole or in part, granted under Part 8 of MI52-110. Because the Company is a “venture company” as defined in MI52-110, the Company is exempt from the requirements of Part 3 and Part 5 of MI 52-110.

E.  Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Neither we nor any “affiliated purchaser”, as defined by Rule 10b-18(a)(3) of the Exchange Act , purchased any of our outstanding Class A shares, being the only class of our equity securities registered pursuant to Section 12 of the Exchange Act, during 2004.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.0	Articles of Registrant(4)
1.1	Certificate of Incorporation of Braymart Development Corporation.(2)
1.2	Certificate of Name Change from Braymart Development Corporation to Spur Industries Corporation.(2)

29 of 31

Number	Description of Exhibit
1.3	Certificate of Name Change from Spur Industries Corporation to Spur Ventures Inc.(2)
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

3.2	Contract on Sino-Foreign Equity Joint Venture for creation of Yichang Spur Chemicals Ltd.(4)
3.3	Articles of Association of Yichang Spur Chemicals Ltd.(4)
3.4	Supplementary Agreement dated April 20, 2004 between Spur Chemicals (BVI) Inc., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Ltd.(4)
3.5	Supplementary Agreement II dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited (4)
3.6	Supplementary Agreement III dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited. (4)
4.4	Amendment to Stock Option Plan of the Company adopted by the Directors and approved by the shareholders on June 22, 2005.
12.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.1	Annual Audited Financial Statements for the Fiscal Year Ended December 31, 2004

(1)  Incorporated by reference to the Company’s 1997 Registration Statement on Form 20-F (Registration No. 0-29638), filed on March 25, 1998.

(2)  Incorporated by reference to the Company’s Registration Statement on Form 20-F/A-1 (Registration No. 0-29638), filed on November 22, 1998.

(3)  Incorporated by reference to the Company’s 2000 Annual Report on Form 20-F/A-1 (Registration No. 0-29638), filed on June 30, 2001.

(4)  Incorporated by reference to the Company’s 2003 Annual Report on Form 20-F/A-1 (Registration No. 0-29638), filed on June 30, 2004.

30 of 31

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spur Ventures Inc.
(Registrant)

	June 30, 2004	(signed) Robert J. Rennie
Date		Name: Robert J. Rennie
Title: Chief Executive Officer and Director

31 of 31