Form 20-F
period 2005-12-31
SPUR VENTURES INC
filed 2006-07-03
CIK 1058806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 20-F

(Mark One)

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

[           ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[           ] SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

Suite 3083, Three Bentall Centre, 595 Burrard Street, P.O. Box 49298,
Vancouver, British Columbia, Canada V7X 1L3
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common stock, no par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 58,090,520 Common Shares and no Preferred Shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: [ x ] No: [           ]

1 of 31

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [           ] Accelerated filer [           ] Non-accelerated filer [ x ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: [ x ] Item 18 [           ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 if the Exchange Act.)

     Yes: [           ] No: [           ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

2 of 31

GENERAL

Unless the context otherwise requires, the “Registrant,” “our,” “Spur,” and the “Company” mean Spur Ventures Inc.

In financial statements up to and including those to December 31, 2005, the Registrant used the Canadian dollar as its reporting currency. Unless otherwise indicated, all references in this document to “dollars” or “$” are expressed in Canadian dollars. Starting January 1, 2006, however, the Registrant now uses the United States dollar as its reporting currency. Also, see Item 3 “Key Information” for more detailed currency and conversion information.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this Report that are not historical facts, including statements made in the sections entitled Item 3—“Key Information,” Item 4—“Information on the Company” and Item 5—“Operating and Financial Review and Prospects,” are statements of future expectations and other forward-looking statements under Section 21E of the Securities Exchange Act, that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 5—“Operating and Financial Review and Prospects.”

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

NPK fertilizer – a compound fertilizer containing all three of the primary nutrients, nitrogen, phosphorus, and potassium..

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

Sedimentary rocks – One of three types of rock. It was formed through the consolidation of sediments.

Sinian period – A geological period between 590 and 670 million years ago.

Strata – Rock layers and their places in succession can be identified at a specific position in the sequence and do not recur. These rock layers are called strata.

Tpa – Tonnes per annum.

YMC – Yichang Maple Leaf Chemicals Ltd., a Sino-Foreign Joint Venture company established under Chinese law, in which the Company holds a 78.72% equity interest.

YPCC – Yichang Phosphorus Chemical Industry Company

YSC – Yichang Spur Chemicals Ltd., a Sino-Foreign Joint Venture company established under Chinese law, in which the Company holds a 72.18% equity interest.

5 of 31

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management. Not required for an annual report on Form 20-F.

B. Advisers. Not required for an annual report on Form 20-F.

C. Auditors. Not required for an annual report on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below are derived from the Company's audited consolidated financial statements for each of its last five fiscal years, as audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the consolidated financial statements of the Company and notes thereto for 2003, 2004 and 2005 included elsewhere in this Report.

The Company's financial statements have been prepared in accordance with generally accepted accounting standards in Canada, and the notes thereto include a reconciliation to generally accepted accounting standards in the United States.

All dollar amounts are shown in Canadian dollars.

				Year	Year
	Year ended	Year ended	Year ended	ended	ended
	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001
Sales	$8,265,374	$4,810,302	-	-	-
Interest income	$438,209	$183,608	$38,845	$3,259	$19,299
Other gain (loss)*	-	$2,333	$10,340	$28,365	$132,881
Net loss from continuing operations	($3,332,038)	($2,425,755)	($1,310,054)	($245,872)	($244,635)

Basic and diluted loss per share	($0.07)	($0.07)	($0.06)	($0.01)	($0.01)

Total assets	$54,334,748	$28,114,960	$7,194,380	$2,884,113	$3,128,433
Net assets	$47,786,381	$21,341,587	$7,155,764	$2,808,917	$3,054,789
Long term obligations	-	-	-	-	-
Outstanding common shares	58,090,520	39,889,328	28,289,328	17,949,328	17,949,328
Weighted average shares	47,857,350	34,667,716	22,265,095	17,949,328	17,852,001
Cash dividends per common share	-	-	-	-	-

* Net gain on disposal of marketable securities.

6 of 31

Listed below are the reconciled amounts under U.S. GAAP (all amounts are in Canadian dollars):

	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001	12/31/2000
Loss for the year -
under Canadian GAAP	($3,332,038)	($2,425,755)	($1,310,054)	($245,872)	($244,635)	($49,281)
Feasibility study/technical
evaluation	($564,637)	($371,293)	($53,951)	($311,185)	($176,041)	($1,048,689)
Mineral property written
off in year			$760,490		$151,807
Interest expenses related to
construction	$69,052	$49,823
Deferred taxes						$98,438
Loss for the year -
under U.S. GAAP
before
comprehensive
income adjustments	($3,827,623)	($2,747,225)	($603,515)	($557,057)	($268,869)	($999,532)
Adjustments to arrive at
comprehensive income

Marketable securities		($3,600)	$3,600
Unrealized gain on
marketable securities					(59,941)	59,941
Cumulative translation
adjustment	($113,297)	$408,187	-	-

Comprehensive loss	($3,940,920)	($2,342,638)	($599,915)	($557,057)	($328,810)	($939,591)

Basic and diluted loss per
common share
under U.S. GAAP
before comprehensive
income adjustments	($0.08)	($0.08)	($0.03)	($0.03)	($0.06)	($0.05)
Total assets – under U.S.
GAAP	$51,352,773	$25,697,622	$5,148,335	$321,360	$876,865	$1,029,463
Shareholders’ equity -
under U.S. GAAP	$45,513,060	$19,790,446	$5,113,319	$247,164	$803,221	$979,465

Effects of Currency Translation and Conversion

The following table sets forth: (i) the average exchange rates in effect on the for the five most recent fiscal years of the Company calculated by using the average of the exchange rates on the last day of each month during each year; (ii) the high and low exchange rates for each month during the previous six months, and (iii) the exchange rate at the lastest practicable date, in each case expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	2005	2004	2003	2002	2001
Average rate	0.8254	0.7682	0.7135	0.6369	0.6458
during annual
period

7 of 31

Month	High	Low
May, 2006	0.9100	0.8903
April, 2006	0.8532	0.8926
March, 2006	0.8531	0.8834
February, 2006	0.8638	0.8789
January, 2006	0.8528	0.8744
December, 2005	0.8521	0.8690

As of June 15, 2006, the exchange rate was 0.8773

B. Capitalization and Indebtedness

Not required for an annual report on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not required for an annual report on Form 20-F.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on the Company’s business development, or constitute risk factors in respect of the Company’s financial performance.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic and may be subject to domestic politics.

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

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors cannot be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

The Company’s operations require approvals, licenses and permits from governing Chinese authorities, which may not be granted. For example, an amendment to the Company’s joint venture contract with YMC must be

8 of 31

approved by the Ministry of Commerce and the National Development and Reform Commission. Failure to receive final approval could place at risk Company funds forwarded to YMC and its ownership of the YMC phosphate deposits. The Company’s joint venture partner, YPCC, in the YMC joint venture has yet to make its equity contribution of the mining licenses for the Dianziping and Shukongping mining licenses, as a result of which the Company may be required to apply to the Hubai Administration for Industry and Commerce for an extension.

The Company will need additional capital to finance its phosphate mining and fertilizer projects in China. The Company has insufficient cash to develop fully the phosphate mine and expand the fertilizer plant (referred to in this Annual Report as the Yichang project) to achieve the desired annual production. The Company estimates it needs approximately US$100 million, of which it has approximately US$30 million. The Company may rely on a combination of equity financing, bank loans and participation of strategic partners, but there is no assurance such amounts will be available, or if available, on favorable terms.

The Company may become obligated to pay a portion of a bank debt obligation of one of its joint venture partners. A Chinese bank in November 2004 loaned approximately $1.1. million to Xinyuan Chemicals (which later changed its name to YSC), which, in turn, loaned the proceeds to YPCC. YSC, as primary obligor, has not made payments to the bank, of which approximately $1 million is due. Although YPCC has assured the Company that the bank would not seek to hold the Company liable, the Company has recorded this obligation on its books. When offset by amounts owed indirectly by the Company to YPCC, the Company estimates that its exposure, if a claim is asserted, would be approximately $351,000 on the bank loan.

Raw materials costs and transportation costs are rising. The continued rapid growth in the Chinese and Indian economies and the recovery of U.S. economy are driving up the prices of international commodities and transportation costs worldwide. Rising raw material and ocean freight costs, and increasing transportation costs within China have had and will continue to have an adverse effect on the profits of fertilizer producers.

The Company’s operations may encounter risks that are not insurable. The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for other activities of the Company. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the financial position of the Company.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia with the name “Braymart Development Corporation” on July 24, 1986. On July 31, 1987 the Company's name was changed to “Spur Industries Corporation”, and on September 22, 1987 to “Spur Ventures Inc.” The address of the Company’s principal place of business is Suite 3083, 595 Burrard Street, P.O. Box 49298, Vancouver, British Columbia, Canada V7X 1L3, the telephone number of its principal place of business is (604) 689-5564.

In December 1988, the Company conducted a public offering in Canada and became a reporting issuer under the British Columbia Securities Act. The Company was initially engaged in the prospecting and exploration of mineral and oil and gas properties in Canada. By early 1991, the exploration activities had ceased due to lack of capital. On July 31, 1991, the Vancouver Stock Exchange deemed the Company inactive and this status remained until February 16, 1996. In June 1994, a reorganization program was initiated to reactivate the Company. The Company issued 900,000

9 of 31

units for proceeds of $135,000, with each unit comprising one common share and one warrant, exercisable into one additional share at $0.15. Between the years 1995 to 2002, the Company explored various opportunities in the natural resources industry in China.

In early 2002, Spur commenced its application for a mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company.

In December 2002, Spur and YPCC entered into a contract pursuant to which the parties set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”), to develop the Yichang project. According to the contract, YMC was to be owned 90% by Spur and 10% by YPCC.

In November 2003, the Company entered into an agreement with YPCC to purchase, subject to final adjustments and ngegotiations, a 65% interest in a new joint venture called Yichang Spur Chemicals Ltd., which was approved in December 2003 by the Chinese government. YSC, which owns a fertilizer plant in Yichang, was formerly called Xinyuan Chemicals Ltd., but was renamed and converted into a Sino-foreign Joint Venture company to allow the Company to hold its interest. To earn its 72.18% interest in YSC, the Company agreed to contribute US$2,500,000 for construction of a 60,000 tpa phosphoric acid plant, and to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company successfully completed the construction and commissioning of a 60,000 metric tonnes (mt) per annum phosphoric acid plant in March 2005 and started to supply phosphoric acid for its own NPK production. In April 2004, the Company’s interest in YSC was finalized at 72.18%, an increase from the previously announced 65%. The remaining shares are owned by YPCC (16.69%) and Yuanfeng Chemicals Ltd. (11.13%) .

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

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC’s contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1 million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The Company expects to meet the capital requirements above the equity it contributes to the joint ventures by means of debt and operational cash flow.

If there is a conflict between the investment circumstances or market conditions and the investment schedule, the Company is entitled to make any necessary adjustments to the investment schedule.

During the year ended December 31, 2005, the Company incurred exploration and development costs of $564,637 (2004: $371,293) in relation to the YMC Joint Venture. As of December 31, 2005, the Company has capitalized exploration and development expenses of $2,981,975 in relation to the YMC Joint Venture.

Although YMC is still waiting for the final approval of its restructuring from the Chinese government, the Company decided to consolidate YMC into its 2004 and subsequent financial statements, due to the significant investments the Company has made in YMC in 2004 and 2005.

10 of 31

B. Business Overview

Yichang Integrated Phosphate Mining and Fertilizer Project

The Company’s strategy is to build an integrated operation from phosphate mining to production of high analysis compound fertilizers and into the market place. The Company's fertilizer and mining arms are held through two separate joint ventures, Yichang Spur Chemicals Ltd. (YSC) and Yichang Maple Leaf Chemicals Ltd. (YMC). YSC owns the NPK production facility and YMC owns the phosphate mining rights and assets and phosphoric acid plant in Yichang.

To implement its strategy of integration from raw materials supply to fertilizer production, Spur originally planned to build an NPK complex close to its phosphate mines. However in late 2003 an opportunity emerged to form a new Sino-foreign joint venture with Xinyuan Chemicals Ltd. Xinyuan owned a 100,000 tpa NPK plant, built in 1999 and commissioned in 2000 at a cost of RMB 50 million. The original shareholders, Yichang Phosphorus Chemical Industrial Company (YPCC) (60%) and Yidu Chuxing Industrial and Trade Group (40%) experienced operational difficulties and raw material shortages. Purchasing this facility allowed Spur to advance its plans to enter into NPK production within two years.

See Item 4.A “History and Development of the Company” for a discussion of the manner in which Spur acquired its interest in these companies.

The fertilizer complex is located in Zhicheng Township, Yidu City, Yichang Municipality, Hubei Province, and employs 240 people including 198 full-time and 42 contract labourers.

YSC successfully completed construction and commissioning of a 60,000 tpa phosphoric acid plant on March 31, 2005 thus reducing its dependence on purchased phosphoric acid. The next stage will be to move capacity to 300,000 tpa and eventually to 1 million tpa, subject to financing and market conditions.

YMC is a phosphate mining company that is 78.72% owned by Spur Chemicals (BVI), with the remaining 21.28% owned by YPCC. YMC is in the initial phases of developing its mining operations and employs 10 people.

YPCC owns the rights to two phosphate deposits, the Dianziping and Shukongping deposits. The deposits are located approximately 100 km NNW of Yichang City.

Spur anticipates that, once the mining licences are transferred to YMC from its joint venture partner, the project will result in a 700K tpa mining operation at Dianziping and 500 K tpa at Shukongping, for a total annual production of 1.2 M mt/year of ore.

The Company intends to merge the two joint ventures in the future, which will integrate phosphate rock mining with downstream chemical processing to produce high-analysis phosphate fertilizers for the China markets.

C. Organizational Structure

The following shows the structure of the Company’s material subsidiaries.

Spur Ventures Inc. was incorporated in British Columbia and is listed on the TSX Venture Exchange. Spur Chemicals (BVI) Inc. was incorporated in the British Virgin Islands. Both Yichang Spur Chemicals Ltd. and Yichang Maple Leaf

11 of 31

Chemicals Ltd. are joint ventures set up in China. The Company also has two wholly-owned subsidiaries that were incorporated in the Province of British Columbia, International Phosphate Mining Corporation and Kunlun Potash Ltd. Neither of these companies is material, and both are currently inactive.

D. Property, Plants and Equipment

The extent and nature of the Company’s properties are summarized in the table below:

Facility and location	Use and Size of Property	Owned/Leased & Term
Suite 3083-595 Burrard Street, Vancouver, BC, Canada V7X 1L3	Company head office Approximately 3,689 ft2	Leased Paying monthly
Yichang phosphate deposits Hubei, China	110 km from Yichang City Approximately 200 km2	Owned by Chinese government Optioned by the Company
Yichang Maple Leaf Chemicals office	#114-19 Building, Yanjiang Blvd., Yichang City, Hubei Province, P. R. China	Leased Paying monthly Owned by JV partner YPCC
Yichang fertilizer plant	Yichang Town, Yidu City, Yichang Municipality, Hubei Province, P. R. China	Owned by YSC
Yichang phosphoric acid plant	Yichang Town, Yidu City, Yichang Municipality, Hubei Province, P. R. China	Owned by YSC

YSC produces two formulations of NPKs, 13-17-15 and 14-16-15, which denote the relative percentages of N2O, P2O5 and K2O respectively.

The two phosphate mining properties, Dianziping and Shukongping, have 30.7 M tonnes (24% P2O5) and 30.6 M tonnes (23.5% P2O5) respectively of proven and probable reserves.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated audited financial statements for 2005 were prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP. The difference is disclosed in note 17 of the financial statements. These consolidated financial statements include the accounts of the Company, Yichang Spur Chemicals Ltd., Yichang Maple Leaf Chemicals Ltd., Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation. YSC has been included in Spur's financial statements since the date of acquisition, and YMC was consolidated commencing in the fourth quarter of 2004. International Phosphate was incorporated to carry out mineral exploration and development programs in China. All significant inter-company transactions and accounts have been eliminated.

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Effective January 1, 2006, the Company changed its functional and reporting currency to the U.S. dollar (USD). The change in functional and reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The

12 of 31

Company holds most of its cash balances in USD deposits and conducts its operations in Chinese Renminbi (RMB), which are essentially pegged to the USD. Furthermore, the international currency of the agribusiness and mining business is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in Canadian dollars (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison purposes as appropriate.

A. Operating Results

The Company’s activities in the last three years have been focused on the Yichang integrated phosphate fertilizer project in China. The expenditures incurred in the Yichang integrated phosphate fertilizer project are itemized in the table below:

	Year 2005	Year 2004	Year 2003
Yichang Phosphate Project – Net balance	$2,981,975	$2,417,338	$2,046,045

The following makes reference to the loss for the year under Canadian GAAP and US GAAP. A reconciliation of loss for the year under Canadian GAAP and US GAAP is shown in Note 17 of the consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

Year Ended December 31, 2005

Sales for year ended December 31, 2005 were $8,265,374, a 72% increase over the sales of $4,810,302 in 2004 (three quarters), with sales volume of 29,819 mt and 20,342 mt respectively. YSC's cost of product sold reflected increases in raw material input costs of more than 30% and rock phosphate of approximately 47% over the course of the year. In spite of these increases, however, YSC's gross profit was $99,953 versus ($50,258) in 2004, due to improved operating efficiencies at YSC. EBITDA was ($536,391) for the year ended December 31, 2005, compared to ($312,660) in 2004.

Spur's total expenses for the year were $3,384,587 versus $2,943,590 in 2004. This $440,997 increase was due to the engagement of a full time management team as the Company recognized the need for continuity in leadership on the ground in China. Selling expenses were $322,987 in 2005 compared to $134,127 in 2004, reflecting increased sales volume and additional efforts to promote sales in a more competitive NPK market. Professional fees increased to $275,806 in 2005 from $180,725 in 2004, mostly attributable to higher audit related fees as Spur established better internal controls, Sarbanes Oxley Act implementation preparation and quarterly financial reviews. The increases in expenses were partially offset by the decrease of $178,919 in consulting fees and $492,719 in stock based compensation. Short-term investments and guaranteed investment certificates generated interest income of $438,209 in 2005 versus $183,608 in 2004. EBITDA was ($2,487,365) for the year ended December 31, 2005, compared to ($1,977,590) in 2004. The 2005 loss per share remained at $0.07, unchanged from 2004.

The Inventory balance also increased to $3,036,798 at the end of 2005 compared to $1,125,024 at the end of 2004 in anticipation of 2006 spring sales and because of higher raw materials prices resulting in higher cost of goods sold. Accounts Receivable increased to $468,443 at the end of 2005 from $188,415 in 2004. The Company granted credits to some longtime customers to promote sales and overcome intense competition in the NPK market. The increase of $230,730 in prepaid expenses at the end of 2005 from the balance of $96,034 at the end of 2004 reflected the increased production activities.

The Company successfully completed a private placement for gross proceeds of $30 million in July 2005. For detail please see Item 5 B. “Liquidity and Capital Resources.” The net proceeds are being used to fund the Company’s development projects in China and for general corporate purposes.

13 of 31

As of December 31, 2005, the Company maintained a balance of cash and cash equivalents of $29.1 million, of which $18.0 million is held in two major Canadian banks. There was $11.1 million held in YMC and YSC accounts with two major banks in China, of which $10.6 million was deposited in Canadian dollars and $0.5 million was working capital in Chinese Renminbi. The Company has complete control over the disbursements from the YMC registered capital accounts. The Company also has US dollar denominated short-term investments of $6.7 million, which have more than 90 days maturity periods, with two major Canadian financial institutions.

Other Significant Events

  Appointment of CEO Dr. Robert J. Rennie. The Company appointed its first Chief Executive Officer, Dr. Robert J. Rennie, on March 3, 2005. Dr. Rennie has over 20 years of experience in the fertilizer business, first in R&D with Esso Chemical and then with Agrium Inc. where he led the successful growth of Agrium’s retail and wholesale investments in Argentina. Dr. Rennie retired from Agrium as Vice President, South America and VP of Corporate Relations. His industry and international experience will be a great benefit to Spur as it develops its fertilizer business in China.

  Phosphoric Acid Plant. The construction and commissioning of a 60,000 tonnes per annum phosphoric acid plant was successfully completed in March 2005. The original budget for the phosphoric acid plant and related infrastructure was $5.57 million. In the course of detailed engineering it was determined that significant additional plant foundation was required due to poor soil conditions. In addition, the continued rapid growth in the Chinese economy resulted in significant increases in the price of raw materials including steel and cement. The final estimated construction cost was $6.85 million, bringing the project within 23% of the original budget under difficult conditions. Construction took approximately 6 months, a substantially shorter timeframe than forecast, and significantly shorter than what would have been achievable in North America.

  Tianren Acquisition. On June 29, 2005, the Company entered into an initial agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies. Assets to be acquired include:

1.	A 51% interest in Xinjiang Tianren Chemicals Ltd. which has a 100,000 tpa compound NPK plant in Xinjiang Uigur Autonomous Region.

2.

A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3.

An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4.

A 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The Company will acquire these assets in consideration of approximately 15.5 million shares of the Company issued to Tianren. The shares will be subject to escrow for a 24 month period and subject to voting rights for such shares that exceed 19.9% of the Company’s issued shares will be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX Venture Exchange and all other regulatory approvals, and standard closing conditions.

The Company substantially completed its due diligence late in the fourth quarter of 2005 and, on June 18, 2006 entered into the final agreement setting out the details concerning the actual transfer of the interests and the time frame for doing so. The Company is now partnering with Tianren to work with the Chinese authorities on the

14 of 31

various approval processes, both in China and in Canada, and will now work to obtain support for the transaction from shareholders holding greater than 20% of the currently issued shares, as required by the TSX Venture Exchange.

Year Ended December 31, 2004

During the year ended December 31, 2004, the Company focused on developing an integrated fertilizer business in China. The phosphoric acid supply for its operations was not reliable, because of limited availability. The Company therefore decided to build a 60,000 tonne phosphoric acid plant for captive phosphoric acid supply. During the year the Company's plant operated at a low capacity to keep operating cash flow breakeven and maintain its key customer base. Operating performance has been squeezed by rising raw materials prices and electricity shortages experienced in the Yichang area in the winter; however, the Company managed to operate on virtually a breakeven basis by closely monitoring production and increasing its fertilizer product prices to the extent to which the market would bear.

The 2004 loss of $2,425,755 increased from $1,310,054 in 2003 primarily due to $1,257,040 in non-cash stock-based compensation expenses during the period, required to be recorded in accordance with new Stock Based Compensation Accounting Standards, and an increase in consulting fees from $255,243 in 2003 to $355,112 in 2004. The increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC Joint Venture, and the engagement of additional management. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since the date of acquisition. The Company’s earnings from interest income increased to $183,608 in 2004 from $38,845 in 2003.

Year Ended December 31, 2003

The Company incurred a loss for the year of $1,310,054. The Company incurred a loss for the year under US GAAP of $589,746. The difference between the loss under Canadian GAAP and under US GAAP is due to the write off of mineral exploration expenditures of $760,490.

In November, 2003, the Company entered into an agreement with YPCC to purchase a 72.18% interest in a new joint venture called Yichang Spur Chemicals Ltd. (“YSC”). In December, 2003, the Company received government approval for the YSC Joint Venture.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form for the periods of 2005, 2004 and 2003, and for the first quarter of 2006:

Year	Current assets	Total assets	Current liabilities
Q1 2006	US$33,808,575	US$45,998,358	US$4,736,640
2005 (restated)	US$34,358,773	US$46,603.259	US$5,184,974
2004	$16,776,067	$28,114,960	$5,802,275
2003	$5,121,672	$7,194,380	$38,616

There were no long-term liabilities in the above-mentioned periods.

In July 2005, the Company completed a private placement for 17,142,858 units of securities resulting in proceeds of approximately $30 million. Each unit was priced at $1.75 and consisted of one share and on half of one warrant to purchase an additional share for a period of two years at a price of $2.00. The Company paid a 6% commission on the proceeds of the private placement. The net proceeds are being used to fund the Company’s development projects in China and for general corporate purposes.

As of December 31, 2005, the Company maintained a balance of cash and cash equivalents of $29.1 million, of which $18.0 million is held in two major Canadian banks. There was $11.1 million held in YMC and YSC accounts with two major banks in China, of which $10.6 million was deposited in Canadian dollars, and $0.5 was working capital in

15 of 31

Chinese Renminbi. The Company has complete control over the disbursements from the YMC registered capital accounts. The Company also has US-dollar-denominated short-term investments of $6.7 million, which have more than 90 days maturity periods, with two major Canadian financial institutions.

As of March 31, 2006, the Company had net working capital of US$29,071,935, compared to Cdn$34,013,730 as of December 31, 2005 and Cdn$10,973,792 at December 31, 2004. During the year ended December 31, 2005, the Company made a capital contribution of Cdn$1,618,000 to the YMC Joint Venture.

Management believes that the Company has sufficient funding to meet its obligations and maintain administrative and operational expenditures for at least the next 12 months. The Company will use its working capital for the evaluation of financing alternatives for the Yichang projects. When necessary, the Company may in future obtain equity financing to supplement its working capital to advance the Yichang project, and may rely on any or a combination of equity financing, bank loans, and the participation of strategic partners.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Since 2000 China has been drawing on its stocks of grain and in 2005 became a net importer for the first time. China’s 11th 5-year plan (2006-2010) has identified a need to produce 500 million metric tonnes of grain by 2010 and 640 million tonnes of grain by 2030 to feed its increasing population and to satisfy the increasing demand for more meat and poultry in the diet. This 25% increase in yield will be difficult to achieve without balanced fertilization and a strong technology transfer program to ensure that farmers know how to adopt the latest technology and use the best products on the farm, all of which should positively impact companies like Spur in the fertilizer industry.

China is anticipated to begin importing rock phosphate within the next five years as both the quantity and quality of its native phosphates reserves declines. Phosphate prices should therefore continue to increase to world levels as imports become more important. Phosphate fertilizer production will be concentrated in the five Chinese provinces which have the richest phosphate rock reserves. In other provinces it is anticipated that in the next few years many production facilities will shut down.

China will continue in its policy of food self sufficiency and is transferring subsidies from industry to the Chinese farmers. Floor prices are in place for many key crops such as rice and wheat and China will continue to ensure that adequate supplies of all crop inputs are available at reasonable prices for the farmer.

E. Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

16 of 31

F. Tabular Disclosure of Contractual Obligations

	Payments due by Period (1)
Contractual Obligation	Total	Less than	1-3	3-5	More
		1 Year	Years	Years	than 5
					Years
Bank loans with Industry & Commerce Bank of China	$2,109,705	$2,109,705
Bank loan with Agricultural Bank of China	$997,052	$997,052
Obligations to YSC Partners (estimated)	$766,051	$766,051
Rent on Office Head office	$876,000	$87,600	$175,200	$175,200	$438,000
Rent on YMC office	$51,428	$17,142	$34,286

(1) From June 15, 2006

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Certain biographical information about each director and executive officer of the Company is set forth below:

Steven G. Dean - Director and Chairman of the Board since June 2003
Mr. Dean is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. He has extensive experience in mining, most recently as President of Teck Cominco Limited until his retirement in July 2002. He is also Chairman of Amerigo Resources Ltd., a copper production company with a tailings re-treatment facility near Santiago, Chile whose shares are traded on the Toronto Stock Exchange, a director of GRD Limited, whose shares trade on the Australian Stock Exchange, and Chairman and a director of Ospraie Gold Ltd., a private gold investment corporation.

Robert J. Rennie –Chief Executive Officer and Director since March 2005
Dr. Rennie joined the Company as its first Chief Executive Officer in March of 2005 after taking early retirement from Agrium Inc. He served in several roles in Agrium including Vice President of New Products R&D and finally as Vice President of South America and Vice President of Corporate Affairs. He led Agrium’s entry into Argentina building the world’s largest single train urea plant, a joint venture with Spain’s Repsol-YPF. He also turned around Agrium’s struggling retail business, Agroservicios Pampeanos. When he retired, the South American operations accounted for 25% of Agrium’s profitability and were its most profitable corporate entities. Dr. Rennie serves as Vice Chairman of the Agriculture Committee of the International Fertilizer Industry Association and as Co-Chair with the Alberta Minister of Innovation and Science of the Alberta Life Sciences Institute and the Latin American Research Centre of the University of Calgary. Dr. Rennie holds a PhD from the University of Minnesota.

John Van Brunt – Director and Vice Chairman since July 2004
Until his retirement in 2003, Mr. Van Brunt was Chief Executive Officer of Agrium, the world’s largest producer of nitrogen fertilizers. He managed the initial IPO of Cominco Fertilizers (now Agrium Inc.) in 1993, and then built the company through mergers and acquisitions from sales of US$250M to $3.0 billion. At the time of his retirement Mr. Van Brunt was Vice Chairman of the Agrium Board. Mr. Van Brunt is also past-Chairman of the International Fertilizer Industry Association and Chairman of the Board of Directors of the Fertilizer Institute in Washington.

Robert G. Atkinson – Director since March 1996, Vice Chairman since June 2003
Mr. Atkinson has been in the investment industry for over 30 years. He is former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd., a Canadian investment dealer. He now serves as Director of Trimin Capital Inc., a Toronto Stock Exchange listed holding company. Mr. Atkinson also serves as a Director of Quest Capital Corp, a Toronto Stock Exchange listed company whose business emphasis is in merchant banking. Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963.

17 of 31

David Black – Director since June 2000
Mr. Black is a retired corporate and securities lawyer and associate counsel with DuMoulin Black, a law firm established in 1966 specializing in the provision of corporate, securities and finance legal services to natural resource and commercial/industrial companies. Mr. Black is a director of Southwestern Resources Corp., a company listed on the Toronto Stock Exchange, and of a number of other companies with operations in China.

Ruston Goepel - Director since June 2003
Mr. Goepel is Senior Vice President, Raymond James Ltd. He entered the investment business in 1968. He was a founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired in January, 2001 by Raymond James Inc., a large U.S. brokerage firm. Mr. Goepel is also a director of TELUS Corporation Premium Brands Ltd. and Baytex Energy Trust.

Michael Chen – Chief Financial Officer since October 2004
Mr. Chen has more than 12 years of financial management experience with large multi-national corporations in the United States, Canada and China, principally with Honeywell International Inc. and Goodrich Corporation, two U.S. Fortune 500 companies. Mr. Chen is a Certified Public Accountant in the U.S. and has a degree in International Finance from Beijing University and an MBA from the University of Arizona.

Michael Kuta – General Counsel and Corporate Secretary since August 2005
Mr. Kuta has an HBA from the University of Western Ontario and an LLB from the University of British Columbia. Mr. Kuta has more than 20 years of experience in corporate, commercial and tax law, both in private practice and with public and private corporations.

Joel Jeangrand - Vice President, Corporate Development since March 2006
Mr. Jeangrand has more than 15 years experience in Business Development, most of which he spent in the greater China region. Mr. Jeangrand worked for 12 years with Eramet in its Mining and Metallurgical Group in various capacities of increasing responsibility. He was Vice President - Eramet International in Hong Kong and Asian Sales Manager of Comilog Far East from 1998 to 2003. His most recent position was at Coleman Associates Consulting in Vancouver where he was Senior Consultant in Business Strategy. Mr. Jeangrand holds an Executive Masters of Business Administration, from Simon Fraser University, Vancouver.

There is no family relationship among any of the directors or officers of the Company identified above. There is no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any director or officer was selected as a director or officer of the Company.

18 of 31

B. Compensation

The total amount of all compensation paid to the Company's directors and officers during 2005 was $429,833. The following sets out the compensation of each of Company's Named Executive Officers for the fiscal year ended December 31, 2005, as required pursuant to Canadian Securities laws. All amounts are in Canadian dollars.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
Name and Principal	Year	Salary ($)	Bonus	Other Annual	Securities	Shares/Units	LTIP
Position	Ended(1)		($)	Compensation	Under	Subject to	Payouts ($)
				($)	Option/SAR's	Resale
					Granted (#)(2)	Restrictions
						($)
Dr. Robert Rennie(3)	2005	145,833(4)	Nil	Nil	500,000	Nil	Nil	Nil
CEO	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Chen(5)	2005	96,000	Nil	Nil	Nil	Nil	Nil	Nil
CFO	2004	34,406(6)	Nil	Nil	200,000	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
James Zhang (7)	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former CFO	2004	22,500 (8)	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Fiscal years ending December 31.
(2)	The Company does not have any Stock Appreciation Rights.
(3)	CEO from March 1, 2005 to present.
(4)	Paid to Dr. Rennie pursuant to an employment contract dated February 17, 2005.
(5)	CFO from October 12, 2004 to present.
(6)	Paid to Mr. Chen pursuant to an employment contract dated October 12, 2004.
(7)	CFO from April 7, 2004 to October 12, 2004.
(8)	Paid to Oslan Enterprises Inc. of which Mr. Zhang is the principal.

The Company anticipates continuing to pay compensation during the Company's 2006 financial year to its directors and officers.

As of December 31, 2005, the Company and its subsidiaries did not have employment contracts with any Named Executive Officers except as follows:

1. Under an employment agreement effective March 1, 2005, Dr. Robert Rennie receives $175,000 per annum for his services in the capacity of Chief Executive Officer.

2. Under an employment agreement effective October 12, 2004, Michael Chen receives $96,000 per annum for his services in the capacity of Chief Financial Officer.

As of December 31, 2005, the Company and its subsidiaries had no compensatory plan, contract or arrangement entitling a director or officer to receive more than $100,000 to compensate such executive officer in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

The Board of Directors of the Company adopted a Stock Option Plan for the granting of stock options to the officers, employees and Directors (the “Stock Option Plan”) on June 10, 1997. Amendments to the Stock Option Plan were approved in the Company’s annual general meeting on June 18, 2001 and June 22, 2005. The maximum number of

19 of 31

Common Shares, which may be issued pursuant to options granted under the amended Stock Option Plan, is 8,000,000 shares in the capital of the Company. The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, TSX Venture Exchange policy requires that any amendments to stock options granted be approved by a majority of the shareholders at the annual general meeting excluding insiders and their associates.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to management of the Company:

Name of Optionees	Number of Options Granted	% of Total Options Granted in 2005	Exercise or Base Price ($/share)	Date of Grant	Expiration Date
Robert Rennie	500,000	71%	$1.80	March 3, 2005	March 1, 2010
Michael Kuta	200,000	29%	$1.50	Sept. 16, 2005	Sept. 16, 2010
Total	700,000	100%

During the most recently completed financial year, no stock options were re-priced under the Stock Option Plan.

On March 14, 2006, options to purchase 200,000 common shares at a price of $1.50 per share, exercisable until March 14, 2011 were granted to Joel Jeangrand, Vice President, Corporate Development.

As of May 9, 2006, the Company's record date for the purposes of its annual general meeting, the Company had issued and outstanding the following non-assignable stock options to purchase common shares at the purchase price shown. All prices are stated in Canadian dollars:

Name of Optionee	Number of Shares	Purchase Price	Expiration Date
Robert Atkinson (1)	350,000	$0.90	June 18, 2006
Robert Atkinson	1,600,000	$0.60	May 6, 2008
Robert Atkinson	200,000	$1.50	July 23, 2009
Ian He (2)	350,000	$0.90	June 18, 2006
Ian He (2)	300,000	$0.60	May 6, 2008
Steven Dean	335,000	$1.20	June 19, 2008
Steven Dean	600,000	$1.50	July 23, 2009
Ruston Goepel	100,000	$1.20	June 19, 2008
Ruston Goepel	200,000	$1.50	July 23, 2009
David Cohen	200,000	$1.20	June 19, 2008
David Cohen	200,000	$1.50	July 23, 2009
David Black	100,000	$0.60	May 6, 2008
Dongdong Huang	200,000	$1.50	July 23, 2009
John Van Brunt	250,000	$1.50	July 23, 2009
Robert J. Rennie	500,000	$1.80	March 1, 2010
Michael Kuta	200,000	$1.50	Sept. 16, 2010
Gong (Michael) Chen	200,000	$1.50	Oct. 12, 2009
Joel Jeangrand	200,000	$1.50	March 14, 2011
Total	6,085,000

(1)	Expired unexercised after the record date
(2)	Exercised after the record date.

As of May 9, 2006 there were outstanding options to purchase a total of 6,085,000 shares, among which 500,000 options have an exercise price of $1.80, 2,250,000 options have an exercise price of $1.50, 635,000 options have an

20 of 31

exercise price of $1.20, 700,000 options have an exercise price of $0.90 per share, and 2,000,000 options have an exercise price of $0.60 per share.

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating management and employees, and to closely align the personal interests of such persons to that of the shareholders. Stock options are a significant component of the compensation received by management and employees, and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

The Company does not provide or set aside any funds for pension, retirement, or similar benefits for officers and directors.

C. Board Practices

In accordance with the Articles of the Company the number of directors shall be such number not less than one as the Company by ordinary resolution may from time to time determine, and each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Company currently has eight directors.

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

There are three committees under the Board: Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee.

The members of the Corporate Governance and Nominating Committee are Messrs. Van Brunt, Black and Goepel, all of whom are independent of management. Mr. Goepel is the Chair of this Committee.

The Audit Committee is presently comprised of Messrs. Atkinson, Cohen and Black, all of whom are are “financially literate”, meaning that they are able to read and understand financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Atkinson, Chairman of the Audit Committee, has accounting or related financial management expertise. The Audit Committee must consist of not less than three Directors as determined by the Board, the majority of whom shall qualify as unrelated directors and who are free from any relationship that would interfere with the exercise of their independent judgment as members of the Audit Committee.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Audit Committee is also responsible for monitoring compliance with applicable laws and regulations and the systems of internal controls. The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Audit Committee. The Audit Committee may request any, director, officer or employee of the Company, or the Company’s outside counsel or independent auditor, to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Board has adopted an Audit Committee Charter. The Audit Committee reports to the Board after each Committee meeting.

The Compensation Committee is comprised of Messrs. Van Brunt, Atkinson and Dean, and Mr. Van Brunt is the Chair. This Committee which has the responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration, mining and fertilizer industries, and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the

21 of 31

financial and other resources of the Company. In setting compensation the Corporate Governance Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

D. Employees

The employees of the company by location for 2005, 2004 and 2003 are as follows:

Location	Year 2005	Year 2004	Year 2003
Canada	3	1	0
China	198	135	7
Total	201	136	7

The increase in the employee number in China was attributable to the commencement of the YSC Joint Venture in April 2004.

E. Share Ownership

As of May 9, 2006, the directors, officers and employees of the Company as a group owned and controlled 2,540,670 of the Company's common shares, or 4.37 % of all issued and outstanding shares, and would own and control 13.44% of the Company’s issued and outstanding shares if all outstanding options were exercised (assuming none of the warrants outstanding were exercised). The following table indicates as of May 9, 2006 the directors and officers who, directly or indirectly, own shares and have vested options to purchase shares totaling greater than 1% of the Company's issued and outstanding capital:

Identity of Owner	Shares Owned and Controlled (1)	Options
Steven G. Dean	1,165,000(2)	935,000
Robert G. Atkinson	607,050	2,150,000
Y.B. Ian He	496,620	650,000

1.

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 9, 2006 based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

2.	700,000 held indirectly.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the Company’s knowledge, the Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. To the Company's knowledge, as of the May 9, 2006 record date for the 2006 annual general meeting of shareholders, there was one shareholder that owned more than 5% of the Company's outstanding common shares.

B. Related Party Transactions

During the year ended December 30, 2005, the Company paid a total of $236,489 to companies controlled by three directors and two officers (2004 - $335,654; 2003 - $282,754). Account payables to these companies for consulting services were $11,334 at the end of 2005. Except the account receivable of RMB2,552,287 ($368,806) from YPCC, there were no other accounts receivables from related parties.

22 of 31

In addition, as of December 31, 2005, the Company owed the third YSC Joint Venture partner, Yuanfeng, $119,358 for the acquisition of additional land use rights.

As of June 15, 2006, no officer or director of the Company, or any associate of an officer or director of the Company, is indebted to the Company.

C. Interests of Experts and Counsel

Not required for an annual report on Form 20-F.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Spur Ventures Inc. are incorporated by reference in this document:

  Management Responsibility for Financial Reporting
  Auditors’ Report.
  Consolidated Balance Sheet at December 31, 2005, 2004 and 2003.
  Consolidated Statement of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.
  Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
  Notes to Consolidated Financial Statements

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The following tables set forth for the periods indicated the high and low sales price per share (in Canadian dollars) of the Company’s common shares listed on the TSX Venture Exchange.

Year	Period	High	Low
2000	1 year	1.08	0.60
2001	1 year	1.05	0.27
2002	1 year	0.77	0.25
2003	1 year	1.78	0.33
2004	Quarter 1	1.93	1.41
	Quarter 2	1.89	1.30
	Quarter 3	1.70	1.31
	Quarter 4	1.80	1.20
2005	Quarter 1	1.45	1.24
	Quarter 2	1.95	1.36
	Quarter 3	1.90	1.51

23 of 31

Year	Period	High	Low
	Quarter 4	1.83	1.53
	December	1.51	1.11
2006	January	1.70	1.25
	February	1.60	1.25
	March	1.61	1.27
	April	1.40	1.15
	May	1.25	0.92

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for the Company’s common shares is the TSX Venture Exchange (TSX-V), which are truaded under the symbol “SVU”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not required for an annual report on Form 20-F.

B. Memorandum and Articles of Association

The Articles of Association of the Company have been filed as Exhibit 1.0 to the Company’s Registration Statement on Form 20-F (Registration No. 0-29638), filed with the Securities and Exchange Commission. The Articles of Association were approved by the shareholders on June 17, 2004.

C. Material Contracts

1. Acquisition and Merger Agreement between Hebei Tianren Chemical Corporation and Spur Ventures Inc. dated June 29, 2005.

2. Acquisition and Merger Agreement made as of May 31, 2006 between Hebei Tianren Chemical Corp. and Spur Ventures Inc.

24 of 31

For a description the transactions contemplated by these agreements, see "Tianren Acquisition" under “Other Significant Events” in the discussion of the year ended December 31, 2005 in Item 5.A “Operating and Financial Review and Prospects.

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

The Act, which became effective on June 30, 1985, requires a non-Canadian acquiring control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organisation member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organisation member country and the investment is over $179,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the Act requires the investor to file a notification.

The provisions of the Act are complex, and the above is a limited summary of the main provisions of the Act. Any non-Canadian citizen contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

For purposes of the Act, a direct acquisition means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

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

25 of 31

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

26 of 31

gross amount of dividends is applicable when a US corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realised on the disposition of such shares unless such shares are "taxable Canadian Property” within the meaning of the Income Tax Act (Canada) ("Tax Act'), and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares (a) not less than 25% of the issued shares of any class of the Company belonged to the non-resident (b) the person with whom the non-resident dealt did not deal at arm's length, or (c) to the non-resident and any person with whom the non-resident did not deal at arm's length.

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

F. Dividend and Paying Agents

Not required for an annual report on Form 20-F.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents referred to in this annual report on Form 20-F that have been filed with the SEC are available for review and copying at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The documents may also be reviewed at the Company’s executive offices at Suite 3083, 595 Burrard Street, P.O. Box 49298, Vancouver, British Columbia, Canada V7X 1L3.

I. Subsidiary Information

Not applicable.

27 of 31

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required for annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Based on their evaluation as of December 31, 2005, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in 13a-14(c) and 15d-14(c) under the Securities and Exchange Act 1934) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

ITEM 16A. Audit Committee Financial Expert

See Item 6.C.

The Board of Directors of the Company has not made a formal determination as to whether a member of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in the instructions for this Form 20-F. Each member of the Audit Committee is financially literate. Please see Item 6.C, “Board Practices.”

Item 16B. Code of Ethics

The Company has not adopted a Code of Ethics as defined in the instructions for Form 20-F, but has adopted a "Code of Ethical Conduct for Financial Managers" and "Whistleblower Policy,” each of which, together with a copy of the Corporate Governance Charter, have been distributed among management and the Company's employees. In addition, the Board of Directors, as a whole, involves itself in developing and implementing the Company’s approach to governance issues, which is appropriate given the Company’s relatively small size and complexity. The Board continually monitors changes in the law and practice in this area, and is committed to ensuring that the Company continues to carry out high standards of corporate governance.

28 of 31

Item 16C. Principal Accountant Fees and Services

The following table charts the external auditors' fees for the financial years ending December 31, 2003, 2004 and 2005 by category:

Financial Year Ending	Audit Fees (1)	Audit-related Fees (2)	Tax Fees (3)	All other Fees (4)
2005	$157,843	$62,902	$Nil	$5,179
2004	$94,000	$6,000	$Nil	$Nil
2003	$17,500	$Nil	$Nil	$Nil

(1)	Aggregate fees billed by the external auditor in each year.
(2)

Aggregate fees billed for assurances and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees.

(3)	Aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed for products and services provided other than the services reported under the three previous columns.

The above listed services were approved by the Company's audit committee.

Item 16D. Exemptions From Listing Standards For Audit Committee

Not applicable because the Company no securities of the Company are “listed” (as defined in Rule 10A-3 under the Securities Exchange Act 1934) on a national securities exchange or on an automated inter-dealer quotation system of a national securities association.

Item 16E. Purchases of Equity Securities By The Issuer And Affiliated Purchasers

Neither the Company nor any “affiliated purchaser”, as defined by Rule 10b-18(a)(3) of the Exchange Act , purchased in 2005 any of the Company's outstanding Class A shares, which is only class of equity securities registered pursuant to Section 12 of the Exchange Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

Incorporated by Reference to Item 8.

ITEM 18. FINANCIAL STATEMENTS

See Item 17.

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.0	Articles of Registrant(4)
1.1	Certificate of Incorporation of Braymart Development Corporation.(2)
1.2	Certificate of Name Change from Braymart Development Corporation to Spur Industries Corporation.(2)
1.3	Certificate of Name Change from Spur Industries Corporation to Spur Ventures Inc.(2)

29 of 31

Number	Description of Exhibit
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

3.2	Contract on Sino-Foreign Equity Joint Venture for creation of Yichang Spur Chemicals Ltd.(4)
3.3	Articles of Association of Yichang Spur Chemicals Ltd.(4)
3.4	Supplementary Agreement dated April 20, 2004 between Spur Chemicals (BVI) Inc., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Ltd.(4)
3.5	Supplementary Agreement II dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited (4)
3.6	Supplementary Agreement III dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited. (4)
4.4	Amendment to Stock Option Plan of the Company adopted by the Directors and approved by the shareholders on June 22, 2005.(5)
4.8	Acquisition and Merger Agreement between Hebei Tianren Chemical Corporation and Spur Ventures Inc. dated the 29th day of June, 2005.
4.9	Acquisition and Merger Agreement made as of May 31st, 2006 between Hebei Tianren Chemical Corp. and Spur Ventures Inc.
8.1	List of Subsidiaries of the Company
12.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code
99.1	Audited Financial Statements for the Fiscal Years Ended December 31, 2005 and 2004

(1)	Filed with the Company’s 1997 Registration Statement on Form 20-F on March 25, 1998.

(2)	Filed with the Company’s Registration Statement on Form 20-F/A-1 on November 22, 1998.

(3)	Filed with the Company’s 2000 Annual Report on Form 20-F/A-1 on June 30, 2001.

(4)	Filed with the Company’s 2003 Annual Report on Form 20-F on July 8, 2004.

(5)	Filed with the Company’s 2004 Annual Report on Form 20-F on June 30, 2005.

30 of 31

Note: Pursuant to the instructions for Form 20-F, the Exhibits 3.1 to 3.6 inclusive and 4.4 should have been enumerated as Exhibits 4.1 to 4.7 inclusive.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spur Ventures Inc.
(Registrant)

June 30, 2006	(signed) Robert J. Rennie
Date	Name: Robert J. Rennie
Title: Chief Executive Officer and Director