Form 20-F
period 2006-12-31
SPUR VENTURES INC
filed 2007-06-29
CIK 1058806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 20-F

(Mark One)

[    ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

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

The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 58,740,520 Common Shares and no Preferred Shares.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: X      No: _____

1 of 36

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]      Accelerated filer [ ]       Non-accelerated filer [x]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: X  Item 18 ___

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 if the Exchange Act.)
Yes [ ]    No [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not applicable

2 of 36

TABLE OF CONTENTS

GENERAL

Unless the context otherwise requires, the “Registrant,” “our,” “Spur,” and the “Company” mean Spur Ventures Inc.

In financial statements up to and including those to December 31, 2006, the Registrant used the United States dollar as its reporting currency. Prior to January 1, 2006 the Company used the Canadian dollar as its reporting currency. The related financial statements and corresponding notes prior to January 1, 2006 have been restated in United States dollars for comparison to the 2006 financial results. Unless otherwise indicated, all references in this document to “dollars” or “$” are expressed in United States dollars. Also, see Item 3 “Key Information” for more detailed currency and conversion information.

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

3 of 36

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

High-analysis fertilizer – Fertilizers that contain a high percentage of nutrients. NPK’s for example, contain 45% or greater of their weight as nutrient.

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

NPK – a compound fertilizer containing all three of the primary nutrients, Nitrogen, Phosphorus, and Potassium.

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

4 of 36

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

TSX – Toronto Stock Exchange.

YMC – Yichang Maple Leaf Chemicals Ltd., a Sino-Foreign Joint Venture company established under Chinese law, in which the Company holds a 78.72% equity interest.

YPCC – Yichang Phosphorus Chemical Industry Company

YSC – Yichang Spur Chemicals Ltd., a Sino-Foreign Joint Venture company established under Chinese law, in which the Company holds a 72.18% equity interest.

5 of 36

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management. Not required for an annual report on Form 20-F.

B. Advisers. Not required for an annual report on Form 20-F.

C. Auditors. Not required for an annual report on Form 20-F.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data set forth below are derived from the Company's audited consolidated financial statements for each of its last five fiscal years, as audited by PricewaterhouseCoopers LLP, Chartered Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the consolidated financial statements of the Company and notes thereto for 2002, 2003, 2004, 2005 and 2006 are incorporated by reference in this Report.

The Company's financial statements have been prepared in accordance with generally accepted accounting standards in Canada, and the notes thereto include a reconciliation to generally accepted accounting standards in the United States. All dollar amounts are shown in United States dollars.

	Year ended 12/31/2006	Year ended 12/31/2005	Year ended 12/31/2004	Year ended 12/31/2003	Year ended 12/31/2002
Sales Interest income Other gain (loss)* Net loss from continuing operations Basic and diluted loss per share Total assets Net assets Long term obligations	$7,697,039 $1,168,316 - ($6,469,804) ($0.11) $39,042,671 $35,372,979 -	$6,802,849 $366,266 - ($2,818,806) ($0.06) $46,603,259 $40,911,614 -	$3,695,981 $141,095 $1,793 ($1,864,038) ($0.05) $23,359,001 $17,731,438 -	- $27,727 $7,380 ($935,085) ($0.00) $5,566,682 $5,536,803 -	- $2,075 $18,063 ($156,577) ($0.01) $1,825,850 $1,778,245 -
Outstanding common shares Weighed average shares Cash dividends per common share	58,740,520 58,480,520 -	58,090,520 47,857,350 -	39,889,328 34,267,111 -	28,289,328 22,265,095 -	17,949,328 17,949,328 -

* Net gain on disposal of marketable securities.

6 of 36

Listed below are the reconciled amounts under U.S. GAAP:

	Year ended 12/31/2006	Year ended 12/31/2005	Year ended 12/31/2004	Year ended 12/31/2003	Year ended 12/31/2002
Loss for the year -
under Canadian GAAP
Feasibility study/technical
evaluation
Mineral property written
off in year
Interest expenses related to
construction
Deferred taxes
Loss for the year -
under U.S. GAAP
before
comprehensive
income adjustments
Adjustments to arrive at
comprehensive income
Marketable securities
Unrealized gain on
marketable securities
Cumulative translation
adjustment
Comprehensive loss
Basic and diluted loss per
common share
under U.S. GAAP
before comprehensive
income adjustments
Total assets – under U.S.
GAAP
Shareholders’ equity -
under U.S. GAAP	($6,469,804) ($555,109) ($7,024,913) $111,451	($2,818,806) ($549,237) $57,002 ($3,311,041) $1,929,493	($1,864,038) ($425,286) $38,287 ($2,251,037) ($2,786) $1,459,146	($935,085) ($383,372) $542,819 ($775,638) $2,786 $212,456	($156,577) ($328,814) ($485,391)
	($6,913,462)	($1,381,548)	($794,677)	($560,396)	($485,391)
	($0.12) $35,929,903 $32,355,500	($0.07) $44,045,600 $38,449,244	($0.06) $21,350,579 $15,761,304	($0.03) $3,983,546 $3,956,453	($0.01) $83,267 $409,953

Effects of Currency Translation and Conversion

The following table sets forth: (i) the average exchange rates in effect for the five most recent fiscal years of the Company calculated by using the average of the exchange rates on the last day of each month during each year; (ii) the high and low exchange rates for each month during the previous six months, and (iii) the exchange rate at the last practicable date, in each case expressed in Canadian dollars based on the nominal noon exchange rate per United States dollars by the Bank of Canada.

	2006	2005	2004	2003	2002
Average rate during annual period	1.1308	1.2085	1.2980	1.3914	1.5699

7 of 36

Month	High	Low
April, 2007	1.1584	1.1067
March, 2007	1.1811	1.1529
February, 2007	1.1853	1.1585
January, 2007	1.1824	1.1649
December, 2006	1.1653	1.1417
November, 2006	1.1474	1.1277

As of May 4, 2007, the exchange rate was 1.1069.

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

Mineral and fertilizer prices have historically fluctuated substantially, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and world wide production levels. The effects of these factors cannot be accurately predicted. The economics of mining and fertilizer production are also affected by operating costs, variation in the grade of mined mineralized material and fluctuation in the price of fertilizer products.

The Company’s operations require approvals, licenses and permits from governing Chinese authorities, which may not be granted. For example, an amendment to the Company’s joint venture contract with YMC must be

8 of 36

approved by the Ministry of Commerce and the National Development and Reform Commission. Failure to receive final approval could place at risk Company funds forwarded to YMC and its ownership of the YMC phosphate deposits. YPCC, the Company’s joint venture partner in the YMC joint venture, has yet to make its equity contribution of the mining licenses for the Dianziping and Shukongping mining licenses. As a result, the Company has been required to apply to the Hubei Administration for Industry and Commerce for an extension on several occasions and may not be able to secure such extensions in future.

The Company will need additional capital to finance its phosphate mining and fertilizer projects in China. The Company has insufficient cash to develop fully the phosphate mine and expand the fertilizer plant (referred to in this Annual Report as the Yichang project) to achieve the desired annual production. The Company estimates it needs approximately US$300 million, of which it currently has approximately US$26 million. The Company may rely on a combination of equity financing, bank loans and participation of strategic partners to raise the necessary funds, but there is no assurance the required amounts will be available, or if available, on favorable terms.

The Company may become obligated to pay a portion of a bank debt obligation of one of its joint venture partners. In November 2004 a Chinese bank lent approximately $1.1. million to Xinyuan Chemicals (which later changed its name to YSC), which, in turn, lent the proceeds to YPCC. YSC, as primary obligor, made a number of payments to the bank, leaving a balance owing of approximately $1. Although YPCC assured the Company that the bank would not seek to hold the Company liable, the Company recorded this obligation on its books. This loan situation was resolved during 2006. YPCC cancelled a loan of RMB 4,370,508 ($541,676) that was owed to YPCC by YSC and YSC applied this loan as a credit against the RMB 6,900,000 ($855,178) owed by YPCC to the Agricultural Bank. YSC made repayments to the Agricultural Bank of RMB 6,880,000 ($881,479) up to the end of December 2006. The net amount receivable from YPCC after offsetting the loan from YPCC and the Agricultural Bank’s loan was RMB 2,080,818 ($266,599) as at December 31, 2006, and this remains a payable to YSC from YPCC.

Raw materials costs and transportation costs are rising. The continued rapid growth in the Chinese and Indian economies is driving up the prices of international commodities and transportation costs worldwide. Rising raw material and ocean freight costs, and increasing transportation costs within China have had and will continue to have an adverse effect on the profits of fertilizer producers.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Province of British Columbia with the name “Braymart Development Corporation” on July 24, 1986. On July 31, 1987 the Company's name was changed to “Spur Industries Corporation”, and on September 22, 1987 to “Spur Ventures Inc.” The address of the Company’s principal place of business is Suite 3083, 595 Burrard Street, P.O. Box 49298, Vancouver, British Columbia, Canada V7X 1L3, and the telephone number of its principal place of business is (604) 681-2802.

9 of 36

In December 1988, the Company conducted a public offering in Canada and became a reporting issuer under the British Columbia Securities Act. The Company was initially engaged in the prospecting and exploration of mineral and oil and gas properties in Canada. By early 1991, the exploration activities had ceased due to lack of capital. On July 31, 1991, the Vancouver Stock Exchange deemed the Company inactive and this status remained until February 16, 1996. In June 1994, a reorganization program was initiated to reactivate the Company. The Company issued 900,000 units for proceeds of C$135,000, with each unit comprising one common share and one warrant, exercisable into one additional share at C$0.15. Between the years 1995 to 2002, the Company explored various opportunities in the natural resources industry in China.

In early 2002, Spur commenced its application for a mining permit through its Chinese joint venture partner, Yichang Phosphorus Chemical Industry Company.

In December 2002, Spur and YPCC entered into a contract pursuant to which the parties set up YMC, to develop the Yichang project. According to the contract, YMC was to be owned 90% by Spur and 10% by YPCC.

In November 2003, the Company entered into an agreement with YPCC to purchase, subject to final adjustments and negotiations, a 65% interest in YSC, which was approved in December 2003 by the Chinese government. YSC, which owns a fertilizer plant near Yidu, was formerly called Xinyuan Chemicals Ltd., but was renamed and converted into a Sino-foreign Joint Venture company to allow the Company to hold its interest. The Company agreed to contribute US$2,500,000 to YSC in exchange for an increase in its interest in YSC to 72.18% .. The funds were used for construction of a 60,000 tpa phosphoric acid plant. YSC also agreed to undertake the expansion of the fertilizer plant to 300,000 tpa. The Company successfully completed the construction and commissioning of the phosphoric acid plant in March 2005 and started to supply phosphoric acid for its own NPK production. The remaining shares are owned by YPCC (16.69%) and Yuanfeng Chemicals Ltd. (11.13%) .

The total investment to be made by the Company in YMC is US$25,561,000 over 5 years, of which only the initial US$3,834,000 is a firm commitment. The balance of US$21,727,000 is to be invested over five years on a best efforts basis, as follows:

  a cumulative total of US$8,946,000 within two years of receipt of approval for the restructured agreement;
  a cumulative total of US$16,614,000 within four years; and
  the balance within five years.

The US$25,561,000 represents the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$38 million, including the value of YPCC’s contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expanding the fertilizer plant from 300,000 tpa capacity to 1 million tpa is approximately US$150 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of approximately US$300 million. The Company expects to meet the capital requirements above the equity it contributes to the joint ventures by means of debt and operational cash flow.

If there is a conflict between the investment circumstances or market conditions and the investment schedule, the Company is entitled to make any necessary adjustments to the investment schedule.

During the year ended December 31, 2006, the Company incurred exploration and development costs of $555,108 (2005: $549,238) in relation to the YMC Joint Venture. As of December 31, 2006, the Company has capitalized exploration and development expenses of $3,112,768 in relation to the YMC Joint Venture.

Although YMC is still waiting for the final approval of its restructuring plan from the Chinese government, the Company decided to consolidate YMC into its 2004 and subsequent financial statements, due to the significant investments the Company made in YMC in 2004 and 2005.

10 of 36

B. Business Overview

Yichang Integrated Phosphate Mining and Fertilizer Project

YMC was established in 2003 as a Sino-Foreign Joint Venture between Spur BVI and Yichang Phosphorus Chemical Industrial Company (YPCC) to implement the Yichang Integrated Phosphate Mining and Fertilizer Project as approved by the Ministry of Commerce and the National Development Reform Commission (NDRC) of the Central Government of China.

On the basis of this joint venture, Central Land and Resources issued the mining licenses for the Dianziping and Shukongping deposits in February and October of 2004 respectively to YPCC for the sole purpose of YPCC’s equity contribution to the YMC joint venture. The deposits are located approximately 100 km NNW of Yichang City.

YMC intends to mine 1.2 M mt of rock phosphate from these two deposits to produce 1.0M mt of compound phosphate fertilizers annually.

The initial agreement provided for ownership of YMC to be 90% by Spur BVI and 10% by YPCC, but a supplementary agreement pending approval by MofCom and NDRC will change the ownership to 78.72% by Spur BVI and 22.28% by YPCC.

To implement its strategy of integration from raw materials supply through fertilizer production into the market place, Spur originally planned to build an NPK complex close to its phosphate mines. However in late 2003 an opportunity emerged to acquire a distressed asset and to form a new Sino-foreign joint venture with Xinyuan Chemicals Ltd. Xinyuan owned a 100,000 tpa NPK plant, built in 1999 and commissioned in 2000 at a cost of RMB 50 million. The fertilizer complex is located in Zhicheng Township, Yidu City, Yichang Municipality, Hubei Province, and employs 214 people, including 172 full-time and 42 contract labourers.

The original shareholders, YPCC (60%) and Yidu Chuxing Industrial and Trade Group (40%), experienced operational difficulties and raw material shortages. Purchasing this facility allowed Spur to advance its plans to enter into NPK production within two years. This new company was named YSC), with Spur owning 72.18%, YPCC 16.69% and Yaunfeng 11.13% .

See Item 4.A “History and Development of the Company” for a discussion of the manner in which Spur acquired its interest in these companies.

YSC successfully completed construction and commissioning of a 60,000 tpa phosphoric acid plant on March 31, 2005 thus reducing its dependence on purchased phosphoric acid.

Spur anticipates that, once the mining licences are transferred to YMC from its joint venture partner, the project will result in a 700K tpa mining operation at Dianziping and 500 K tpa at Shukongping, for total annual production of 1.2 M mt/year of ore.

C. Organizational Structure

The following shows the structure of the Company’s material subsidiaries.

11 of 36

Spur Ventures Inc. was incorporated in British Columbia and is listed on the Toronto Stock Exchange. Spur Chemicals (BVI) Inc. was incorporated in the British Virgin Islands. Both Yichang Spur Chemicals Ltd. and Yichang Maple Leaf Chemicals Ltd. Are sino-foreign joint ventures set up in China.

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

The two phosphate mining properties, Dianziping and Shukongping, have 30.7 M tonnes (24% P2O5 ) and 30.6 M tonnes (23.5% P2O5 ) respectively of proven and probable reserves.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated audited financial statements for 2006 were prepared in accordance with Canadian generally accepted accounting principles (GAAP). These consolidated financial statements differ in material respects from U.S. GAAP. The difference is disclosed in note 16 of the financial statements. These consolidated financial statements include the accounts of the Company, YSC, YMC and Spur Chemicals (BVI) Inc. YSC has been included in Spur's financial statements since the date of acquisition, and YMC was consolidated commencing in the fourth quarter of 2004. All significant inter-company transactions and accounts have been eliminated.

In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The information contained in this annual report should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Effective January 1, 2006, the Company changed its reporting currency to the U.S. dollar (USD). The change in reporting currency was made to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its Chinese operations in Chinese Renminbi (RMB). China revalued the RMB against the USD by 2.1% in July 2005 and introduced a managed float. Furthermore, the

12 of 36

international currency of the agribusiness and mining industries is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the 2006 financial results.

These previous consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Cumulative Translation Adjustment.

A. Operating Results

The Company’s activities in the last three years have been focused on the Yichang integrated phosphate fertilizer project in China. The expenditures incurred in the Yichang integrated phosphate fertilizer project are itemized in the table below:

	Year 2006	Year 2005	Year 2004
Yichang Phosphate Project – Net balance	$3,112,768	$2,557,660	$2,008,422

The following makes reference to the loss for the year under Canadian GAAP and US GAAP. A reconciliation of loss for the year under Canadian GAAP and US GAAP is shown in Note 16 of the consolidated financial statements for the years ended December 31, 2006, 2005, and 2004.

Year Ended December 31, 2006

YSC, which owns the NPK production facility, is the only Spur subsidiary which is operational and generating sales revenues.

YSC produced 39,844 mt (metric tonnes) of NPK’s in 2006, compared to 33,442 mt in 2005. The Company hired a new plant manager and invested $200,000 in sustaining capital in the first quarter of 2006 to ensure that the plant could operate sustainably at maximum capacity.

During 2006 the plant was shut down for 30 days for maintenance and 69 days due to a dispute with the Agricultural Bank of China and then again for a total of 199 hours in November and December due to shortages of electricity.

Sales for year ended December 31, 2006 were $7,697,039, a 13% increase over sales of $6,802,849 in 2005, with sales volume of 34,695 mt and 29,816 mt respectively. Cost of product sold amounted to $7,522,658 compared to $6,735,427 in 2005 due to higher volume. Gross profit was $174,381 versus $67,422 in 2005 reflecting the benefits of YSC’s improved operating efficiencies and higher volume despite raw materials price increases. Unit cost of production was $217/mt in 2006 as compared with $226/mt in 2005 as the Company now is able to supply phosphoric acid for its own NPK production. EBITDA was ($4,906,353) for the year ended December 31, 2006, compared to ($180,089) in 2005. This increased loss was due to the recognition of an impairment charge in 2006 of long-lived assets in the amount of $4,328,622.

Total expenses were $4,040,124 for the year ended December 31, 2006 versus $2,790,506 in 2005. This $1,249,618 increase was among other things primarily due to an increase in the size of the Company's full time management team

13 of 36

in China. Depreciation and amortization increased to $332,760 in 2006 from $106,128 in 2005. Rent increased from $84,616 in 2005 to $238,593 as the Company moved into a larger office in Vancouver and expanded office space in Yichang. Selling expenses were $331,938 in 2006 compared to $266,506 in 2005, reflecting increased sales volume and additional efforts to promote sales in a more competitive NPK market. Professional fees increased to $621,795 in 2006 from $227,600 in 2005 mostly attributable to higher audit related fees, Sarbanes Oxley Act implementation preparation and quarterly financial reviews. Transfer agent and filing fees increased to $141,831 from $24,361 in 2005, resulting from the change in the listing of the Company’s shares to the TSX from the TSX Ventures Exchange. The increases in expenses were partially offset by the decrease of $277,124 in stock based compensation, as previously granted stock options are now fully vested. The Company's short-term investments and Guaranteed Investment Certificates generated increased interest income in 2006 of $1,168,316 versus $366,266 in 2005. The Company recognized an impairment loss of $4,328,622 on its long-lived assets during the year, therefor EBITDA was ($5,461,434) in 2006 compared to ($2,147,405) in 2005. The 2006 Loss per Share was $0.11 as compared to $0.06 in 2005.

Spur, like many North American fertilizer companies, uses EBITDA (Earnings before interest, tax, depreciation, and amortization), a non-US GAAP measure, to facilitate financial comparisons on a cash flow basis. It is particularly useful where tax or depreciation values different between countries and over time. The following table shows the calculations of EBITDA for 2006, 2005 and 2004:

	2006	2005	2004
YSC
Earnings	(5,860,284)	(838,963)	(414,167)

Interest Exp	207,341	173,789	146,960
Tax	-	-
Depreciation and	746,590	485,085	194,490
Amortization

EBITDA	(4,906,353)	(180,089)	(72,717)

Spur Consolidated
Earnings	(6,469,804)	(2,818,806)	(1,864,038)

Interest Exp	207,364	173,842	146,985
Tax
Depreciation and	801,006	497,559	205,247
Amortization

EBITDA	(5,461,434)	(2,147,405)	(1,511,806)

As of December 31, 2006, the Company had cash & cash equivalents and short term investments of US$26.5 million, of which US$21.0 million was held in Canadian banks, US$4.5 million in a YMC registered capital account in Canadian dollars in China, and the remainder in RMB. The Company has complete control over the YMC registered capital account, the repatriation to Canada of which is subject to the approval of the State Administration of Foreign Exchange. YMC is not yet operational because it has yet to receive Chinese government approval to begin mining.

Other Significant Events

  Tianren Acquisition. On June 29, 2005, the Company entered into an initial agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies. Assets to be acquired included:

14 of 36

1.	A 51% interest in Xinjiang Tianren Chemicals Ltd. ("XTC"), which has a 100,000 tpa compound NPK plant in Xinjiang Uigur Autonomous Region.

2.

A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

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

The agreement provided that the Company was to acquire these assets in consideration for approximately 15.5 million shares of the Company, which would be held in escrow for a 24 month period and subject to voting right restrictions for any of such shares that exceed 19.9% of the Company’s issued shares.

The transaction was negotiated at arm’s length and was made subject to due diligence, TSX and all other regulatory approvals, and standard closing conditions.

The Company substantially completed its due diligence late in the fourth quarter of 2005 and, on June 18, 2006, entered into the final agreement setting out the details concerning the actual transfer of the interests and the time frame for doing so.

In March of 2007, the Company announced that due to changes in policies of the Xinjiang Province government, XTC was no longer of economic interest to Spur and would be excluded from the transaction. The consideration to Tianren was therefor reduced from 15.5 million to 13.3 million shares. Also, to anticipate possible delays in Chinese and TSX approval, the deadline for completing the merger was extended to September 30, 2007.

The laws for share for share purchases introduced by the Chinese government in September of 2006 required Spur to submit to the City, Province and Central Ministries of Commerce for approval of the merger. As of April 30, 2007, Yichang City Hubei Province, Qinhaugnado City and Hebei Province have given their approvals, and the file is now being reviewed at the Central Ministry of Commerce level in Beijing.

Appointment of Mr. Wu Sihai to the Spur Board of Directors

On April 30, 2007, Mr. Wu Sihai was appointed to the Board of Directors of Spur Ventures. Mr. Wu is the Immediate Past President of the International Fertilizer Industry Association (IFA) and his appointment to the IFA Presidency represented a milestone in recognizing the importance of China in the global fertilizer market.

Mr. Wu also serves as the President of Hebei Tianren, a privately held owner of fertilizer assets and the President of Sino Arab Fertilizer Company (SACF), the largest producer of compound phosphate fertilizers in China. Mr. Wu joined SACF in 1989 as a Production Manager and held various positions of increasing responsibility until his appointment as President in 1995. He is also Chairman of Huaying Phosphoric Acid Company, a sino-foreign joint venture with Itochu of Japan.

Mr. Wu is Vice Director of the China Petroleum and Chemical Industry Association and since 2003 has been a Member of the China National People’s Congress. In 2006 Mr. Wu was appointed Chairman of the Party Consultative Committee of Hebei Province

15 of 36

Year Ended December 31, 2005

YSC sales for year ended December 31, 2005 were $6,802,849, a 84% increase over sales of $3,695,981 in 2004. The increase can be attributed to the fact that 2004 results include only the last three quarters of the year, with sales volume increasing to 29,819 mt (2005) from 20,342 mt (2004). YSC's cost of product sold reflected increases in raw material input costs of more than 30% and rock phosphate of approximately 47% over the course of the year. In spite of these increases, however, YSC's gross profit was $67,422 versus ($38,615) in 2004, due to improved operating efficiencies at YSC. EBITDA was ($180,089) for the year ended December 31, 2005, compared to ($72,717) in 2004.

Spur's total expenses for the year were $2,790,506 versus $2,261,937 in 2004. Much of this $528,569 increase was due to a further increase in the size of the Company's full time management team in China. Selling expenses were $266,506 in 2005 compared to $103,056 in 2004, reflecting increased sales volume and additional efforts to promote sales in a more competitive NPK market. Professional fees increased to $227,600 in 2005 from $138,871 in 2004, mostly attributable to higher audit related fees as Spur established better internal controls, Sarbanes Oxley Act implementation preparation and quarterly financial reviews. The increase in expenses was partially offset by the decrease of $128,043 in consulting fees and $336,431 in stock based compensation. Foreign exchange loss increased to $785,345 due to the change in relative value of US$ and C$. Short-term investments and guaranteed investment certificates generated interest income of $366,266 in 2005 versus $141,095 in 2004. EBITDA on a Spur consolidated basis was ($2,147,405) for the year ended December 31, 2005, compared to ($1,511,806) in 2004. The 2005 loss per share was $0.06 as compared with a loss of $0.05 per share for 2004.

The YSC Inventory balance also increased to $2,604,680 at the end of 2005 compared to $934,711 at the end of 2004 in anticipation of 2006 spring sales and because of higher raw materials prices resulting in higher cost of goods sold. Accounts Receivable increased to $401,787 at the end of 2005 from $156,542 in 2004. The Company granted credits to some longtime customers to promote sales and overcome intense competition in the NPK market. The increase of $200,479 in prepaid expenses at the end of 2005 from the balance of $79,789 at the end of 2004 reflected the increased production activities.

The Company successfully completed a private placement for gross proceeds of C$30 million in July 2005. For detail please see Item 5 B. “Liquidity and Capital Resources.” The net proceeds are being used to fund the Company’s development projects in China and for general corporate purposes.

As of December 31, 2005, the Company maintained a balance of cash and cash equivalents of $25.0 million, of which $15.5 million was held in two major Canadian banks. There was $9.5 million held in YMC and YSC accounts with two major banks in China, of which $9.1 million was deposited in Canadian dollars and $0.4 million was working capital in Chinese Renminbi. The Company has complete control over the disbursements from the YMC registered capital accounts because they represent Spur’s Registered Capital contributions to the joint venture. Spur, through its majority ownership in YSC, also has complete control of YSC’s finances. The Company also had US dollar denominated short-term investments of $5.8 million, which have more than 90 days maturity periods, with two major Canadian financial institutions.

Other Significant Events

  Appointment of Dr. Robert J. Rennie as CEO. The Company appointed its first Chief Executive Officer, Dr. Robert J. Rennie, on March 3, 2005. Dr. Rennie has over 20 years experience in the fertilizer business, first in R&D with Esso Chemical and then with Agrium Inc., where he led the successful growth of Agrium’s retail and wholesale investments in Argentina. Dr. Rennie retired from Agrium as Vice President, South America and VP of Corporate Relations. His industry and international experience will be a great benefit to Spur as it develops its fertilizer business in China.

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

16 of 36

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

The 2004 loss of $1,864,038 increased from $935,085 in 2003 primarily due to $965,988 in non-cash stock-based compensation expenses during the period, required to be recorded in accordance with new Stock Based Compensation Accounting Standards, and an increase in consulting fees from $182,186 in 2003 to $272,890 in 2004. The increase in consulting fees is due to the acquisition of YSC and the renegotiation of the YMC Joint Venture, and the engagement of additional management. The increase in other expenses was mainly due to the incorporation of the operational results of YSC since the date of acquisition. The Company’s earnings from interest income increased to $141,095 in 2004 from $27,727 in 2003.

Recent accounting pronouncements

Accounting standards that the company expects to adopt subsequent to December 31, 2006 on a prospective basis when applicable include the following:

i)	Financial instruments-recognition and measurement, hedges, and comprehensive income

In January 2005, the CICA issued three new standards: “Financial instruments-recognition and measurement, hedges, and comprehensive income.” The main consequences of implementing standards are described below. The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the company, the new standards will require presentation of a separate statement of comprehensive income. Investment in marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in the fair value of marketable securities will be recorded in income and changes in the fair value of investments reported in comprehensive income. The company is undertaking analysis of the impact of the new standards.

ii)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value. It also expands disclosures about fair value measurements and is effective for the first quarter of 2008. The company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

iii)	Uncertainty in Income Taxes

In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. FIN No. 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its consolidated financial statements uncertain tax positions that it has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction).Under

17 of 36

the model, the consolidated financial statements will reflect expected future income tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The evaluation of tax positions under FIN No. 48 will be a two-step process whereby: (1) the company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is greater than50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN No. 48 also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. The company is reviewing the guidance (which is effective for the first quarter of 2007) to determine the potential impact, if any, on its consolidated financial statements.

B. Liquidity and Capital Resources

The following table presents major Company financial data in summary form for the periods of 2006, 2005 and 2004, and for the first quarter of 2007:

Year	Current assets	Total assets	Current liabilities
Q1 2007	$30,034,760	$38,260,211	$2,996,130
2006	$31,040,487	$39,042,671	$3,669,692
2005	$34,358,773	$46,603,259	$5,184,974
2004	$13,938,228	$23,359,001	$4,820,740

There were no long-term liabilities in the above-mentioned periods.

In July 2005, the Company completed a private placement for 17,142,858 units of securities resulting in proceeds of approximately C$30 million. Each unit was priced at C$1.75 and consisted of one share and one half of one warrant to purchase an additional share for a period of two years at a price of C$2.00. The Company paid a 6% commission on the proceeds of the private placement. The net proceeds are being used to fund the Company’s development projects in China and for general corporate purposes.

As of December 31, 2006, the Company had cash & cash equivalents and short term investments of US$26.5 million, with US$21.0 million held in Canadian banks, US$4.5 million held in a YMC registered capital account in Canadian dollars in China and the remainder in RMB. The Company has control over the YMC registered capital account but the repatriation to Canada of which is subject to the approval of the State Administration of Foreign Exchange.

As of March 31, 2007, the Company had net working capital of $27,038,631, compared to $27,370,795 as of December 31, 2006 and $29,173,799 at December 31, 2005.

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

18 of 36

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

E. Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations as of December 31, 2006

	Payments due by Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank loans with Industry & Commerce Bank of China	$1,268,408	$1,268,408
Bank loan with Agricultural Bank of China	$2,562	$2,562
Rent on YMC office	$14,306	$14,306
Rent on YSC warehouse	$9,690	$9,690

The amounts of the above bank loans are principal amounts. The actual payments will include interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Certain biographical information about each director and executive officer of the Company is set forth below:

Steven G. Dean - Director and Chairman of the Board since June 2003
Mr. Dean is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum. He has extensive experience in mining, most recently as President of Teck Cominco Limited until his retirement in July 2002. He is also Chairman of Amerigo Resources Ltd., a copper production company with a tailings re-treatment facility near Santiago, Chile whose shares are traded on the Toronto Stock Exchange, a director of GRD Limited, whose shares trade on the Australian Stock Exchange, and Non-Executive Chairman and a director of Vannessa Ventures Ltd., whose shares trade on the Toronto Venture Exchange.

19 of 36

Robert J. Rennie –Chief Executive Officer and Director since March 2005
Dr. Rennie joined the Company as its first Chief Executive Officer in March of 2005 after taking early retirement from Agrium Inc. He served in several roles in Agrium including Vice President of New Products R&D and finally as Vice President of South America and Vice President of Corporate Affairs. He led Agrium’s entry into Argentina building the world’s largest single train urea plant, a joint venture with Spain’s Repsol-YPF. He also turned around Agrium’s struggling retail business, Agroservicios Pampeanos. When he retired, the South American operations accounted for 25% of Agrium’s profitability and were its most profitable corporate entities. Dr. Rennie serves as Vice Chairman of the Agriculture Committee of the International Fertilizer Industry Association and as Co-Chair with the Alberta Minister of Innovation and Science of the Alberta Life Sciences Institute and the Latin American Research Centre of the University of Calgary. Dr. Rennie holds a PhD from the University of Minnesota. In March of 2007 Dr. Rennie was appointed President and Chief Executive Officer.

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

Robert G. Atkinson – Director since March 1996, Vice Chairman since June 2003
Mr. Atkinson has been in the investment industry for over 30 years. He is former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd., a Canadian investment dealer. He now serves as Director of Quest Capital Corp, a Toronto Stock Exchange listed company whose business emphasis is in merchant banking. Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963.

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

Ruston Goepel - Director since June 2003
Mr. Goepel is Senior Vice President, Raymond James Ltd., a large U.S. brokerage firm. He entered the investment business in 1968. He was a founding partner and CEO of Goepel Shields & Partners, a national securities dealer which was acquired in January, 2001 by Raymond James Inc. Mr. Goepel is also a director of TELUS Corporation, Premium Brands Ltd. and Baytex Energy Trust.

Zhai Jidong
Mr. Zhai Jidong was appointed Chief Operating Officer of Spur in July of 2006. Mr. Zhai was formerly President of Qinhuangdao Huaying Phosphoric Acid Co. Ltd, a joint venture with Japan’s ITOCHU and Chief Economist of Sino Arab Chemical Fertilizers (SACF). Mr. Zhai is Vice Chairman of the China Phosphate Industry Association, Director of the China Sulphuric Acid Industry Association, and a Member of the Agriculture Committee of IFA. Mr. Zhai holds a B. Sc degree from Tianjin Nankai University and a Masters degree in economics from Hebei University.

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

20 of 36

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

B. Compensation

The following table sets forth all compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals serving as the Chief Executive Officer and the Chief Financial Officer and, if applicable, the other three most highly compensated executive officers of the Company as at December 31, 2006, whose individual total salary and bonus for the most recently completed financial year exceeded $150,000, together with any individual who would have satisfied these criteria but for the fact that such individual was not then serving as an officer (collectively the "Named Executive Officers" or "NEOs").

As of December 31, 2006, the Company had one Named Executive Officer, Robert J. Rennie, President and Chief Executive Officer of the Company. The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers for the three most recently completed financial years of the Company. All amounts are in Canadian dollars.

Summary Compensation Table

NEO Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Option/SAR's Granted (#)(2)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Dr. Robert Rennie(3) President and CEO, and acting CFO	2006 2005 2004	182,291 145,833(4) Nil	Nil Nil Nil	Nil Nil Nil	250,000 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Chen(5) Former CFO	2006 2005 2004	94,750 96,000 34,406(6)	Nil Nil Nil	Nil Nil Nil	Nil 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Zhang(7) Former CFO	2004	22,500 (8)	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Fiscal years ending December 31.
(2)	The Company does not have any Stock Appreciation Rights.
(3)	CEO from March 1, 2005 to present, President from June 21, 2006 to present, acting CFO from December 1, 2006 to present.
(4)	Paid to Dr. Rennie pursuant to an employment contract dated February 17, 2005 (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).
(5)	CFO from October 12, 2004 to November 30, 2006.

21 of 36

(6)	Paid to Mr. Chen pursuant to an employment contract dated October 12, 2004 (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).
(7)	Chief Financial Officer from April 7, 2004 to October 12, 2004.
(8)	Paid to Oslan Enterprises Inc. of which Mr. Zhang was the principal (see “Termination of Employment, Changes in Responsibility and Employment Contracts”).

The Company anticipates that it will pay compensation to its Named Executive Officers during the Company's next financial year.

Long-Term Incentive Plan

A long-term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year, whether performance is measured by reference to financial performance of the Company or any affiliate, or the price of the Company’s shares, but does not include option or stock appreciation rights or plans for compensation through shares or units that are subject to resale restrictions. The Company did not have an LTIP during the most recently completed financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth information concerning stock options granted under the Company's Stock Option Plan during the most recently completed financial year to each of the Named Executive Officers.

NEO Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted in Financial Year	Exercise or Base Price (1) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Robert J. Rennie President and CEO, and acting CFO	250,000	30.30%	$1.03	$1.03	July 4, 2011
Michael Chen Former CFO	Nil	Nil	Nil	Nil	Nil

(1)

The exercise price of stock options was determined by the Board of Directors and is not less than the closing price of the common shares of the Company on the TSX on day preceding the date of grant of the option.

22 of 36

Aggregate Options/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End (1) ($) Exercisable/ Unexercisable
Robert J. Rennie President and CEO, and acting CFO	Nil	Nil	250,000/500,000	Nil/Nil
Michael Chen Former Chief Financial Officer	Nil	Nil	200,000/Nil	Nil/Nil

(1)

Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options. The closing price for the Company's shares on December 29, 2006 was $0.59.

Option and SAR Repricings

The Company did not reprice any stock options during the most recently completed financial year. The Company has not granted any freestanding SARs.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have no employment contracts with any Named Executive Officers except as follows:

1.

Under an employment agreement effective March 1, 2005, Dr. Robert Rennie agreed to an initial salary of $C175,000 per annum for his services in the capacity of Chief Executive Officer, which on March 1, 2006 was increased to $C183,750 per annum.

2.	Under an employment agreement effective October 12, 2004, Michael Chen received $C94,750 in 2006 for his services in the capacity of Chief Financial Officer.

3.

Under an employment agreement effective March 01, 2006, Joel Jeangrand agreed to an initial salary of $C120,000 per annum for his services in the capacity of Vice President Corporate development, which on November 1, 2006 was increased to $C175,000 per annum.

23 of 36

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate him or her in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

In 2006 the Company paid each of Messrs. Atkinson, Black and Goepel a $C10,000 annual retainer, and a $C60,000 retainer to Mr. Van Brunt. In addition, all reasonable expenses incurred by a Director in attending meetings of the Board of Directors, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any Director in the conduct of the Company’s business or in the discharge of his duties as a Director, are paid by the Company. All amounts are in Canadian dollars.

Option Grants in Last Fiscal year to Directors Who are Not Named Executive Officers

The following stock options were granted to the Directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2006:

Option Grants in Last Financial Year to Directors
Who are Not Named Executive Officers
(as a group)

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	375,000	45.45%	$1.03	$1.03	July 4, 2011

(1)	Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2006, by Directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values
of Directors Who are Not Named Executive Officers
(as a group)

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(1) Exercisable/ Unexercisable
Directors who are not Named Executive Officers	Nil	N/A	3,385,000/375,000	Nil/Nil

(1) Value using the closing price of common shares of the Company on the TSX on December 29, 2006, being the last trading day of the Company’s shares for the financial year, of $0.59 per share, less the exercise price per share.

24 of 36

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of May 15, 2007 with respect to compensation plans under which equity securities are authorized for issuance. *

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,910,000	1.39	3,490,000
Equity compensation plans not approved by securityholders	1,600,000	$0.60	Nil
TOTAL	5,510,000	1.16	3,490,000

*At the time of creation of the Stock Option Plan there were a number of stock options outstanding. There remain options to purchase 1,600,000 shares at $.0.60 per share.

The Company currently has a “fixed” stock option plan (the “Plan”) which was originally amended and approved by the shareholders of the Company on June 22, 2005. In connection with the listing of the Company's shares on the TSX, the Company undertook to update the Plan to meet the requirements of the TSX and to submit the amended Plan to the shareholders for approval at the 2007 Annual General Meeting of the Company's shareholders. The features of the amended Plan may be summarized as follows.

The Board may from time to time authorize the issue of options to eligible persons (as defined in the Plan). The option price under each option shall be not less than the market price of the Company's stock on the last trading day preceding the grant date. The expiry date for each option shall be set by the board at the time of issue of the option and shall not be more than five years after the grant date. Options shall not be assignable (or transferable) by the optionee.

The Plan provides that:

The maximum number of shares which may be issuable pursuant to options granted under the Plan shall be 8,000,000 shares or such additional amount as may be approved from time to time by the shareholders of the Company. The number of shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a)	in aggregate shall not exceed 20% of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and
(b)	to any one optionee within a 12 month period shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis.

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to any one optionee, shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis;

(b)	to insiders as a group shall not exceed 20% of the total number of issued and outstanding shares on the grant date on a non-diluted basis;

(c)	to any one consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and

(d)	to all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis.

As at the date hereof, the Company had options outstanding under the Plan to purchase a total of 5,510,000 Common Shares representing approximately 9.38% of the issued and outstanding Common Shares.

25 of 36

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee, proposed nominee for election as a director of the Company nor any associate of such director, executive officer, employee, or proposed nominee for election as a director of the Company or any former director, executive officer, employee of the Company or any of its subsidiaries is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been subject of a guarantee, support agreement, letter of credit or other similar arrangement or other understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company. Please see "Executive Compensation – Termination of Employment, Changes in Responsibility and Employment Contracts" above for a summary of the management contracts of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company and its subsidiaries on up to 8,000,000 common shares. As of June 22, 2005, the date the directors approved the creation of the plan, options to purchase 1,600,000 common shares were outstanding that had been issued before the date of creation of the plan, exercisable at a price of C$0.60 per share to May 6, 2008. Since that date, additional options have been issued.

There currently are the following options outstanding pursuant to the plan. All prices are stated in Canadian dollars:

STOCK OPTIONS (pursuant to Plan)
			Exercise	Market Price
Date Issued	Expiry Date	Number	Price	Date of Grant
April 4, 2003	May 6, 2008	100,000	$0.60	$0.60
June 19, 2003	June 19, 2008	435,000	$1.20	$1.20
Oct 12, 2004	Dec 31, 2008	200,000	$1.50	$1.61
July 23, 2004	July 23, 2009	1,250,000	$1.50	$1.47
Mar. 3, 2005	Mar. 3, 2010	500,000	$1.80	$1.79
Sept. 16, 2005	Sept. 16, 2010	200,000	$1.50	$1.46
Mar 14, 2006	Mar 14, 2011	200,000	$1.50	$1.49
July 4, 2006	July 4, 2011	625,000	$1.03	$1.03
Jan 3, 2007	Jan 3, 2012	350,000	$0.64	$0.64
April 4, 2007	April 4, 2012	50,000	$0.55	$0.55

TOTAL OUTSTANDING		3,910,000

26 of 36

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

There are three committees under the Board: Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee.

The Compensation Committee is comprised of Messrs. Van Brunt (Chairman), Atkinson and Dean. This Committee has the responsibility for determining compensation for the directors and senior management. To determine compensation payable, the Compensation Committee reviews compensation paid for directors and senior management of companies of similar size and stage of development in the mineral exploration, mining and fertilizer industries, and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting compensation the Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

The Audit Committee is presently comprised of Messrs. Atkinson, Goepel and Black, all of whom are independent directors and “financially literate”, meaning that they are able to read and understand financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Atkinson, Chairman of the Audit Committee, has accounting or related financial management expertise. The Audit Committee must consist of not less than three Directors as determined by the Board, all of whom qualify as independent directors and who are free from any relationship that would interfere with the exercise of their independent judgment as members of the Audit Committee.

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Audit Committee is also responsible for monitoring compliance with applicable laws and regulations and the systems of internal controls. The Audit Committee has the authority to retain special legal, accounting or other consultants to advise the Audit Committee. The Audit Committee may request any director, officer or employee of the Company, or the Company’s outside counsel or independent auditor, to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Board has adopted an Audit Committee Charter. The Audit Committee reports to the Board after each Committee meeting.

The Nominating and Corporate Governance committee consists of independent directors Ruston Goepel (Chairman), John Van Brunt and David Black. The Nominating and Corporate Governance Committee has the mandate to:

  Identify individuals qualified to become Board members
  Recommend candidates to fill Board vacancies and newly created Director positions
  Assess the effectiveness of the Board as a whole and individual Board members
  Provide an orientation program for new recruits to the Board, and provide education to all Board members

27 of 36

  Recommend the composition of Committees of the Board

In recommending candidates to the Board or committees of the Board, the Nominating and Corporate Governance Committee considers such factors as it deems appropriate, including potential conflicts of interest, professional experience, personal character, diversity, outside commitments (including service on other boards or committees) and particular areas of expertise.

The Nominating and Corporate Governance Committee also provides, with the assistance of management, suitable programs for the orientation of new Board members and the continuing education of incumbent Directors, which include, among other things, reviewing background material, strategic plans of the Company and meeting with Senior Management.

D. Employees

The employees of the company by location for 2005, 2004 and 2003 are as follows:

Location	Year 2006	Year 2005	Year 2004
Canada	3	3	1
China	188	198	135
Total	191	201	136

The increase in the employee number in China was attributable to the commencement of the YSC Joint Venture in April 2004.

E. Share Ownership

As of May 8, 2007, the directors, officers and employees of the Company as a group owned and controlled 2,130,050 of the Company's common shares, or 3.63 % of all issued and outstanding shares, and would own and control 10.53% of the Company’s issued and outstanding shares if all outstanding options were exercised (assuming none of the warrants outstanding were exercised). The following table indicates as of May 9, 2007 the directors and officers who, directly or indirectly, own shares and have vested options to purchase shares totaling greater than 1% of the Company's issued and outstanding capital:

Identity of Owner	Shares Owned and Controlled (1)	Options
Steven G. Dean	1,165,000(2)	1,010,000
Robert G. Atkinson	692,050	1,875,000

1.

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 9, 2007 based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

2.	700,000 held by a trust of which Mr. Dean is a beneficiary.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the Company’s knowledge, the Company is not owned or controlled, either directly or indirectly, by any other corporation or by any government. There are no arrangements, known to the Company, the operation of which may at a future date result in a change of control of the Company. To the Company's knowledge, as of the May 8, 2007 record date for the 2007 annual general meeting of shareholders, there were two shareholders that each owned more than 5% of the Company's outstanding common shares.

28 of 36

B. Related Party Transactions

During the year ended December 31, 2006, a total of $141,377 was paid to companies controlled by a director and an officer (2005 - $195,554; 2004 - $368,686). Accounts payable to these companies for the reimbursement of expenses were $1,807 at the end of 2006. Except the account receivable of RMB2,080,818 ($266,599) from YPCC, there were no other accounts receivable from related parties.

On November 22, 2004, the Company became aware that the Agricultural Bank of China (the "Bank") had made a RMB7,400,000 ($948,103) working capital loan (the "Xinyuan Loan") to Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. Xinyuan made a loan of the same amount to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC. YPCC made a loan of RMB4,475,375 ($554,673) to YSC (the "YSC Loan") in January 2004.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan. YSC has not benefited from this loan.

The three party YPCC-YSC-Agricultural Bank loan situation was resolved during 2006. YPCC cancelled the loan of RMB 4,370,508 ($541,676) owed to YPCC by YSC as at December 31, 2005. YSC applied this loan as a credit against the RMB 6,900,000 ($855,178) owed by YPCC to the Agricultural Bank. YSC made repayments to the Agricultural Bank of RMB 6,880,000 ($881,479) up to the end of December 2006. As at the end of 2006, the amount owed to YSC by YPCC and its subsidiaries was RMB 2,080,818 ($266,599).

In addition, the Company owes the third YSC Joint Venture partner Yuanfeng $19,642 for the acquisition of additional land use right acquisition from Yuanfeng. The amount owed to Yuanfeng was $102,374 in 2005.

As of May 8, 2007, no officer or director of the Company, or any associate of an officer or director of the Company, is indebted to the Company.

C. Interests of Experts and Counsel

Not required for an annual report on Form 20-F.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

The following financial statements of Spur Ventures Inc. are incorporated by reference in this document:

  Management Responsibility for Financial Reporting
  Auditors’ Report.
  Consolidated Balance Sheet at December 31, 2006 and 2005.
  Consolidated Statement of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.
  Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004.
  Notes to Consolidated Financial Statements

The Company has neither declared nor paid any dividends to date on its outstanding shares. The Company intends to retain any future earnings to finance the development of its properties, and accordingly, does not anticipate paying any dividends in the foreseeable future.

B. Significant Changes

Not applicable.

29 of 36

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The Company’s shares are listed for trading through the facilities of the TSX under the symbol “SVU”. Prior to August 22, 2006, the Company's shares traded on the TSX Venture Exchange. The following tables set forth for the periods indicated the high and low sales price per share (in Canadian dollars) of the Company’s common shares listed on the TSX and the TSX Venture Exchange.

Year	Period	High	Low
2000	1 year	1.08	0.60
2001	1 year	1.05	0.27
2002	1 year	0.77	0.25
2003	1 year	1.78	0.33
2004	1 year	1.93	1.20
2005	Quarter 1	1.45	1.24
	Quarter 2	1.95	1.36
	Quarter 3	1.90	1.51
	Quarter 4	1.83	1.53
2006	Quarter 1	1.70	1.25
	Quarter 2	1.40	0.86
	Quarter 3	1.17	0.65
	Quarter 4	0.82	0.55
2006	November	0.78	0.55
	December	0.69	0.57
2007	January	0.79	0.55
	February	0.61	0.48
	March	0.58	0.42
	April	0.77	0.51

B. Plan of Distribution.

Not applicable.

C. Markets.

The principal trading market for the Company’s common shares is the TSX . They are traded under the symbol “SVU”.

30 of 36

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

C. Material Contracts

1. Acquisition and Merger Agreement between Hebei Tianren Chemical Corporation and Spur Ventures Inc. dated June 29, 2005.

2. Acquisition and Merger Agreement made as of May 31, 2006 between Hebei Tianren Chemical Corp. and Spur Ventures Inc.

For a description of the transactions contemplated by these agreements, see "Tianren Acquisition" under “Other Significant Events” in the discussion of the year ended December 31, 2005 in Item 5.A “Operating and Financial Review and Prospects.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada relating to restrictions on the import/export of capital, or affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, may be subject to a 15% tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. The applicable rate is dependent on the type of person receiving the dividends. See Item E. Taxation, below.

     There are no limitations under the laws of Canada or in the constating documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

31 of 36

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

32 of 36

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROL AND PROCEDURES

Based on their evaluation as of December 31, 2006, the Company’s Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures (as defined in 13a-14(c) and 15d-14(c) under the Securities and Exchange Act 1934) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in Securities and Exchange Commission rules and forms. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

ITEM 16A. Audit Committee Financial Expert

See Item 6.C.

The Company's Audit Committee does not have a member who meets the requirements of an “audit committee financial expert” as defined in the instructions for this Form 20-F. It has been determined by the Company's Board and Audit Committee that, given the extensive experience and background of the members of the Audit Committee, and the size of the Company, such an expert is not necessary. Each member of the Audit Committee is financially literate. Please see Item 6.C, “Board Practices.”

33 of 36

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

Item 16C. Principal Accountant Fees and Services

The following table charts the external auditors' fees in Canadian dollars for the financial years ending December 31, 2004, 2005 and 2006 by category:

Financial Year Ending	Audit Fees (1)	Audit-related Fees (2)	Tax Fees (3)	All other Fees (4)
2006	$80,063	$111,552	$Nil	$11,004
2005	$106,810	$97,143	$Nil	$4,840
2004	$47,690	$58,375	$Nil	$5,974

(1)	Aggregate fees billed by the external auditor in each year.
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

34 of 36

ITEM 19. EXHIBITS

Number	Description of Exhibit
1.0	Articles of Registrant(4)
1.1	Certificate of Incorporation of Braymart Development Corporation.(2)
1.2	Certificate of Name Change from Braymart Development Corporation to Spur Industries Corporation.(2)
1.3	Certificate of Name Change from Spur Industries Corporation to Spur Ventures Inc.(2)
1.4

Form 21 of the Registrant filed with the Registrar of Companies of the Province of British Columbia on January 31, 1995, canceling the existing Articles of the Company and adopting new Articles of the Company.(2)

2.4

Document of the National Development & Planning Commission No. JYC (2999) 159 – Notice of Forwarding the National Development & Planning Commission’s Request for Examining and Approving the Project Proposal for Sino-Foreign Joint Venture Hubei Yichang Integrated Phosphate Mining and Fertilizer Project.(2)

2.5

Ministry of Chemical Industry Document – Official Letter on the Project Proposal for the Sino-Canadian Joint Venture Yichang Phosphorus Mines and Mineral Fertilizers Integrated Project. Agreement between International Phosphate Mining Corporation and Yichang Phosphorous Chemical Industries Group Co.(1)

3.1

Acquisition Agreement dated November 9, 2003 between Spur Chemicals (BVI) Inc., Yidu Xinyuan Chemicals Co. Ltd., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Co. Ltd.(4)

3.2	Contract on Sino-Foreign Equity Joint Venture for creation of Yichang Spur Chemicals Ltd.(4)
3.3	Articles of Association of Yichang Spur Chemicals Ltd.(4)
3.4	Supplementary Agreement dated April 20, 2004 between Spur Chemicals (BVI) Inc., Hubei Yichang Phosphorous Chemicals Group Company and Yidu Yuanfeng Chemical Ltd.(4)
3.5	Supplementary Agreement II dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited (4)
3.6	Supplementary Agreement III dated April 20, 2004 between Spur Chemicals (BVI) Inc. and Hubei Yichang Phosphorus Chemicals Group Company Limited. (4)
4.4	Amendment to Stock Option Plan of the Company adopted by the Directors and approved by the shareholders on June 22, 2005.(5)
4.8	Acquisition and Merger Agreement between Hebei Tianren Chemical Corporation and Spur Ventures Inc. dated the 29th day of June, 2005.
4.9	Acquisition and Merger Agreement made as of May 31st, 2006 between Hebei Tianren Chemical Corp. and Spur Ventures Inc.
8.1	List of Subsidiaries of the Company
12.1	Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1

Certification of the Chief Executive Officer and Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Filed with the Company’s 1997 Registration Statement on Form 20-F on March 25, 1998.

(2)	Filed with the Company’s Registration Statement on Form 20-F/A-1 on November 22, 1998.

35 of 36

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

Spur Ventures Inc.
(Registrant)

June 28, 2007	“Robert J. Rennie”
Date	Name: Robert J. Rennie
Title: President and Chief Executive Officer and Director

36 of 36